Exhibit 99.2

Royal Bank of Canada third quarter 2024 results

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34
Interim Financial Reporting
, unless otherwise noted. Effective November 1, 2023, we adopted IFRS 17
Insurance Contracts
(IFRS 17). Comparative amounts have been restated from those previously presented. Our Q3 2024 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $4.5 Billion Up 16% YoY	Diluted EPS 1 $3.09 Up 13% YoY	Total PCL 1 $659 Million PCL on loans ratio 1 down 14 bps 1 QoQ	ROE 1, 2 15.5% Up 60 bps YoY	CET1 ratio 1 13.0% Above regulatory requirements

Adjusted net income 3 $4.7 Billion Up 18% YoY	Adjusted diluted EPS 3 $3.26 Up 15% YoY	Total ACL 1 $6.2 Billion ACL on loans ratio 1 up 1 bp QoQ	Adjusted ROE 3 16.4% Up 100 bps YoY	LCR 1 126% Down from 128% last quarter
TORONTO, August
 28, 2024
– Royal Bank of Canada
4
(RY on TSX and NYSE) today reported net income of $4.5 billion for the quarter ended July 31, 2024, up $626 million or 16% from the prior year. Diluted EPS was $3.09, up 13% over the same period. Higher results in Personal & Commercial Banking, Capital Markets and Wealth Management were partially offset by lower results in Corporate Support and Insurance. The inclusion of HSBC Bank Canada (HSBC Canada) results
5
increased net income by $239 million. Adjusted net income
3
and adjusted diluted EPS
3
of $4.7 billion and $3.26 were up 18% and 15%, respectively, from the prior year.
Results also reflected the impact of the specified item relating to HSBC Canada transaction and integration costs (Q3 2024: $160 million before-tax and $125 million after-tax; Q3 2023: $110 million before-tax and $84 million after-tax) and amortization of acquisition-related intangibles (Q3 2024: $154 million before-tax and $116 million after-tax; Q3 2023: $81 million before-tax and $61 million after-tax).
Pre-provision, pre-tax earnings
6
of $6.0 billion were up $820 million or 16% from last year. The inclusion of HSBC Canada results increased pre-provision, pre-tax earnings
6
by $412 million. Excluding HSBC Canada results, pre-provision, pre-tax earnings
6
increased 8% from last year, mainly due to higher net interest income reflecting higher spreads and solid average volume growth in Canadian Banking. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales, as well as higher Corporate & Investment Banking revenue in Capital Markets, also contributed to the increase. These factors were partially offset by higher expenses driven by higher variable compensation on improved results and continued investments in our franchises.
Compared to last quarter, net income was up 14% reflecting higher results in Personal & Commercial Banking, Corporate Support and Wealth Management, partially offset by lower results in Capital Markets. Adjusted net income
3
was up 13% over the same period.
Pre-provision,
pre-tax
earnings
6
were up 3% as higher revenue more than offset expense growth. The PCL on loans ratio of 27 bps decreased 14 bps from the prior quarter mainly reflecting the prior quarter’s 9 bps impact of initial PCL on performing loans purchased in the HSBC Canada transaction. The PCL on impaired loans ratio was 26 bps, down 4 bps from the prior quarter.
Our capital position remained robust, with a CET1 ratio of 13.0%, up 20 bps from the prior quarter. On June 10, 2024, we announced that the Toronto Stock Exchange and the Office of the Superintendent of Financial Institutions had approved our normal course issuer bid to purchase, for cancellation, up to 30 million of our common shares. In Q3 2024, we repurchased 0.5 million shares for $73 million.

“Our Q3 results demonstrate that RBC continues to operate from a position of strategic and financial strength with solid revenue growth and momentum underpinned by a strong balance sheet, robust capital position and prudent risk management. Combined with our recently announced changes to the executive leadership team and business segments, RBC is better positioned than ever to accelerate our next phase of growth and deliver long-term value to clients, communities and shareholders.
”
– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Q3 2024 Compared to Q3 2023	Reported: • Net income of $4,486 million • Diluted EPS of $3.09 • ROE of 15.5% • CET1 ratio of 13.0%	h 16% h 13% h 60 bps i 110 bps	Adjusted 3 : • Net income of $4,727 million • Diluted EPS of $3.26 • ROE of 16.4%	h 18% h 15% h 100 bps

Q3 2024 Compared to Q2 2024	• Net income of $4,486 million • Diluted EPS of $3.09 • ROE of 15.5% • CET1 ratio of 13.0%	h 14% h 13% h 100 bps h 20 bps	• Net income of $4,727 million • Diluted EPS of $3.26 • ROE of 16.4%	h 13% h 12% h 90 bps

YTD 2024 Compared to YTD 2023	• Net income of $12,018 million • Diluted EPS of $8.34 • ROE of 14.4%	h 13% h 10% h 30 bps	• Net income of $12,991 million • Diluted EPS of $9.03 • ROE of 15.6%	h 8% h 6% i 40 bps

(1)	See Glossary section of this Q3 2024 Report to Shareholders for composition of these measures.
(2)
Return on equity (ROE). This measure does not have a standardized meaning under generally accepted accounting principles (GAAP). For further information, refer to the Key performance and non-GAAP
measures section of this Q3 2024
Report to Shareholders.

(3)	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q3 2024 Report to Shareholders.
(4)	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
(5)
On March 28, 2024, we completed the acquisition of HSBC Canada (HSBC Canada transaction). HSBC Canada results reflect revenue, PCL, non-interest
expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities. For further details, refer to the Key corporate events section of this Q3 2024 Report to Shareholders.

(6)
Pre-provision,
pre-tax
(PPPT) earnings is calculated as income (July 31, 2024: $4,486 million; April 30, 2024: $3,950 million; July 31, 2023: $3,860 million) before income taxes (July 31, 2024: $887 million; April 30, 2024: $976 million; July 31, 2023: $736 million) and PCL (July 31, 2024: $659 million; April 30, 2024: $920 million; July 31, 2023: $616 million). For the three months ended July 31, 2024, pre-provision, pre-tax earnings excluding HSBC Canada results of $5,620 million is calculated as pre-provision, pre-tax earnings of $6,032 million less net income of $239 million, income taxes of $90 million, and PCL of $83 million. This is a non-GAAP
measure. PPPT earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use PPPT earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP
measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

Royal Bank of Canada
  Third Quarter 2024

1	Third quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
3	Overview and outlook
	3	About Royal Bank of Canada
	4	Selected financial and other highlights
	5	Economic, market and regulatory review and outlook
7	Key corporate events
8	Financial performance
	8	Overview
12	Business segment results
	12	How we measure and report our business segments

	13	Key performance and non-GAAP measures
	16	Personal & Commercial Banking
	18	Wealth Management
	20	Insurance
	21	Capital Markets
	22	Corporate Support
23	Quarterly results and trend analysis
24	Financial condition
	24	Condensed balance sheets
	25	Off-balance sheet arrangements
25	Risk management
	25	Credit risk
	29	Market risk
	33	Liquidity and funding risk
41	Capital management

47	Accounting and control matters
	47	Summary of accounting policies and estimates
	47	Changes in accounting policies and disclosures
	48	Controls and procedures
48	Related party transactions
49	Glossary
52	Enhanced Disclosure Task Force recommendations index
53	Interim Condensed Consolidated Financial Statements (unaudited)
59	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
87	Shareholder Information

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and nine month periods ended or as at July 31, 2024, compared to the corresponding periods in the prior fiscal year and the three month period ended April 30, 2024. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2024 (Condensed Financial Statements) and related notes and our 2023 Annual Report. This MD&A is dated August 27, 2024. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Additional information about us, including our 2023 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.
Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995
and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2024 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., United Kingdom (U.K.), European and global economies, the regulatory environment in which we operate, the expected impacts of the HSBC Bank Canada transaction, including transaction and integration costs, the risk environment including our credit risk, market risk, liquidity and funding risk, as well as the effectiveness of our risk monitoring, and includes statements made by our President and Chief Executive Officer and other members of management. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

Royal Bank of Canada
  Third Quarter 2024   3

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our 2023 Annual Report and the Risk management section of this Q3 2024 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report and the Risk management section of this Q3 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this Q3 2024 Report to Shareholders are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as updated by the Economic, market and regulatory review and outlook section of this Q3 2024 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Assumptions about costs related to post-close consolidation and integration activities were considered in the estimation of transaction and integration costs. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Additional information about these and other factors can be found in the risk sections of our 2023 Annual Report and the Risk management section of this Q3 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.

Overview and outlook

About Royal Bank of Canada
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led
approach to delivering leading performance. Our success comes from the 100,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 18 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.
Currently we are organized into four business segments: Personal & Commercial Banking, Wealth Management, Insurance and Capital Markets. Effective Q4 2024, the Personal & Commercial Banking segment will become two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing will move from Personal & Commercial Banking to the Wealth Management segment. This realignment will be reflected in our 2024 Annual Report.

Royal Bank of Canada
  Third Quarter 2024

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (2)	July 31 2024 (1)	July 31 2023 (2)
Total revenue	$14,631	$14,154	$12,977	$42,270	$38,779
Provision for credit losses (PCL)	659	920	616	2,392	1,748
Non-interest expense	8,599	8,308	7,765	25,231	22,754
Income before income taxes	5,373	4,926	4,596	14,647	14,277
Net income	$4,486	$3,950	$3,860	$12,018	$10,673
Net income – adjusted (3), (4)	$4,727	$4,198	$4,005	$12,991	$12,056
Segments – net income
Personal & Commercial Banking	$2,490	$2,051	$2,134	$6,602	$6,175
Wealth Management (5)	862	769	663	2,237	2,212
Insurance	170	177	215	567	452
Capital Markets (5)	1,172	1,262	949	3,588	3,152
Corporate Support	(208)	(309)	(101)	(976)	(1,318)
Net income	$4,486	$3,950	$3,860	$12,018	$10,673
Selected information
Earnings per share (EPS) – basic	$3.09	$2.75	$2.73	$8.35	$7.56
– diluted	3.09	2.74	2.73	8.34	7.55
Earnings per share (EPS) – basic adjusted (3), (4)	3.26	2.92	2.83	9.04	8.56
– diluted adjusted (3), (4)	3.26	2.92	2.83	9.03	8.55
Return on common equity (ROE) (4), (6)	15.5%	14.5%	14.9%	14.4%	14.1%
Return on common equity (ROE) – adjusted (3), (4)	16.4%	15.5%	15.4%	15.6%	16.0%
Average common equity (6)	$112,100	$108,650	$101,450	$109,300	$99,400
Net interest margin (NIM) – on average earning assets, net (4)	1.58%	1.50%	1.50%	1.50%	1.50%
PCL on loans as a % of average net loans and acceptances	0.27%	0.41%	0.29%	0.35%	0.28%
PCL on performing loans as a % of average net loans and acceptances	0.01%	0.11%	0.06%	0.06%	0.08%
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.30%	0.23%	0.29%	0.20%
Gross impaired loans (GIL) as a % of loans and acceptances	0.58%	0.55%	0.38%	0.58%	0.38%
Liquidity coverage ratio (LCR) (4), (7)	126%	128%	134%	126%	134%
Net stable funding ratio (NSFR) (4), (7)	114%	111%	112%	114%	112%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (4), (8), (9)
Common Equity Tier 1 (CET1) ratio	13.0%	12.8%	14.1%	13.0%	14.1%
Tier 1 capital ratio	14.5%	14.1%	15.4%	14.5%	15.4%
Total capital ratio	16.3%	16.1%	17.3%	16.3%	17.3%
Leverage ratio	4.2%	4.2%	4.2%	4.2%	4.2%
TLAC ratio	28.4%	27.5%	30.9%	28.4%	30.9%
TLAC leverage ratio	8.3%	8.1%	8.5%	8.3%	8.5%
Selected balance sheet and other information (10)
Total assets	$2,076,107	$2,031,050	$1,959,063	$2,076,107	$1,959,063
Securities, net of applicable allowance	431,185	412,553	372,625	431,185	372,625
Loans, net of allowance for loan losses	971,797	960,539	835,714	971,797	835,714
Derivative related assets	115,659	130,199	115,914	115,659	115,914
Deposits	1,361,265	1,327,603	1,215,671	1,361,265	1,215,671
Common equity	114,899	112,065	102,583	114,899	102,583
Total risk-weighted assets (RWA) (4), (8), (9)	661,177	653,702	585,899	661,177	585,899
Assets under management (AUM) (4)	1,300,100	1,223,300	1,095,400	1,300,100	1,095,400
Assets under administration (AUA) (4), (11), (12)	4,716,100	4,546,200	4,420,000	4,716,100	4,420,000
Common share information
Shares outstanding (000s) – average basic	1,414,194	1,412,651	1,393,515	1,411,044	1,388,217
– average diluted	1,416,149	1,414,166	1,394,939	1,412,644	1,389,857
– end of period	1,413,666	1,414,304	1,394,997	1,413,666	1,394,997
Dividends declared per common share	$1.42	$1.38	$1.35	$4.18	$3.99
Dividend yield (4)	3.9%	4.1%	4.2%	4.2%	4.1%
Dividend payout ratio (4)	46%	50%	50%	50%	53%
Common share price (RY on TSX) (13)	$154.28	$133.19	$130.73	$154.28	$130.73
Market capitalization (TSX) (13)	218,100	188,371	182,368	218,100	182,368
Business information (number of)
Employees (full-time equivalent) (FTE)	96,165	94,480	93,753	96,165	93,753
Bank branches	1,344	1,348	1,257	1,344	1,257
Automated teller machines (ATMs)	4,426	4,447	4,353	4,426	4,353
Period average US$ equivalent of C$1.00 (14)	0.730	0.734	0.750	0.736	0.744
Period-end US$ equivalent of C$1.00	0.724	0.727	0.758	0.724	0.758

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section.
(2)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. For further details on the impacts of the adoption of IFRS 17 including the description of accounting policies selected, refer to Note 2 of our Condensed Financial Statements.
(3)	These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(4)	See Glossary for composition of these measures.
(5)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three and nine month periods ended July 31, 2023 have been revised from those previously presented.
(6)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP
measures section.
(7)	The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.
(8)	Capital ratios and RWA are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. The periods ended July 31, 2024 and April 30, 2024 reflect our adoption of the revised market risk and credit valuation adjustment (CVA) frameworks that came into effect on November 1, 2023. For further details, refer to the Capital management section.
(9)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(10)	Represents period-end spot balances.
(11)	AUA includes $15 billion and $6 billion (April 30, 2024 – $16 billion and $6 billion; July 31, 2023 – $13 billion and $7 billion) of securitized residential mortgages and credit card loans, respectively.
(12)	Comparative amounts for July 31, 2023 have been revised from those previously presented.
(13)	Based on TSX closing market price at period-end.
(14)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Third Quarter 2024   5

Economic, market and regulatory review and outlook – data as at August 27, 2024
The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.
Economic and market review and outlook
The economic backdrop has shown signs of improvement in the Euro area and the U.K. however has continued to soften in Canada. Inflation has also continued to slow among advanced economies, including the U.S. where inflationary pressures re-accelerated
in the earlier part of calendar 2024. GDP growth in the U.S. remained broadly robust but labour market conditions have softened. Job openings continue to decline, and the unemployment rate has been gradually increasing. The Bank of Canada (BoC) and the European Central Bank (ECB) both reduced interest rates in June and the Bank of England (BOE) followed with a reduction in August. The U.S. Federal Reserve (Fed) is expected to announce an initial reduction before the end of the third calendar quarter of 2024. While interest rates are beginning to move lower, they remain at elevated levels that are slowing the pace of economic growth. Softer GDP growth is expected to persist across most advanced economies over the second half of calendar 2024.
Canada
Canadian GDP is expected to have increased 1.4%
1
in the second calendar quarter of 2024 after rising 1.7%
1
in the first calendar quarter of 2024. Amidst a rapidly increasing population, per-capita
output continued to decline over the first half of calendar 2024. The unemployment rate increased to 6.4% in July, up 0.9% from last year and is expected to continue to edge higher over the second half of calendar 2024 as higher interest rates continue to increase household debt servicing costs. The weakening economic backdrop signals that inflation will continue to slow towards the BoC’s 2% target rate. The BoC cut the overnight interest rate for the first time in more than four years in June, followed with another reduction in July, amidst inflationary pressures easing. However, interest rates remain at levels high enough to slow GDP growth. Slower GDP growth and weakening labour market conditions are expected to persist, signaling further gradual interest rate reductions from the BoC over the second half of calendar 2024.
U.S.
U.S. GDP grew by 2.8%
1
in the second calendar quarter of 2024 after a 1.4%
1
increase in the first calendar quarter of 2024. These growth rates are still strong but slightly softer than the increases seen over the second half of calendar year 2023. Labour markets have shown further signs of softening. The unemployment rate remains low, but increased to 4.3% in July, up 0.8% from a year earlier. Overall demand for labour in the U.S. has continued to moderate, with the number of job openings falling and wage growth persistently slowing over the last calendar year. Inflationary pressures eased more significantly over May through July after showing signs of re-acceleration
over the first calendar quarter of 2024. GDP growth is expected to slow but remain positive over the second half of calendar 2024. The combination of a weaker economic backdrop and a downward trend in inflation is expected to prompt a gradual reduction in interest rates by the Fed, with the first decrease in the fed funds target range expected in September.
Europe
Euro area GDP increased 0.3% in the second calendar quarter of 2024 after rising 0.3% in the first calendar quarter of 2024. Unemployment rates remain very low across countries in the Euro area. Inflation in the Euro area has continued to ease but remains elevated. The ECB is expected to continue to reduce interest rates after lowering the deposit rate in June. U.K. GDP increased by 0.6% in the second calendar quarter of 2024 after increasing by 0.7% in the first calendar quarter of 2024. Inflationary trends have continued to moderate but progress, especially with services inflation, is still lagging that of other advanced economies. Labour market conditions have also softened with job vacancies falling and the unemployment rate edging higher. The BoE is expected to continue to lower the Bank Rate at a gradual pace after an initial reduction in August.
Financial markets
Government bond yields have moved lower with some advanced economy central banks already beginning to move interest rates lower. A softening in U.S. inflation after a re-acceleration
earlier in the calendar year signals that the Fed will follow with an initial interest rate reduction before the end of the third calendar quarter of 2024. Equity markets have been volatile in recent weeks but remain at or close to record highs with signs of softening in U.S. economic growth offset by the expectation that the Fed is close to reducing interest rates. Oil prices have, on average, risen in calendar year 2024. Other global commodity prices have moderated from peak pandemic levels in calendar 2022.

1	Annualized rate

Royal Bank of Canada
  Third Quarter 2024

Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2023 Annual Report and updates are listed below.
Global uncertainty
In July 2024, the International Monetary Fund (IMF) projected global growth of 3.2% for calendar 2024, unchanged from its April forecast. Significant uncertainty continues to pose risks to the global economic outlook, driven by: challenges in monetary policy normalization, including persistent inflation in the services sector offsetting disinflation in other sectors, raising the prospect of higher-for-even-longer
interest rates in some economies; growing geopolitical tensions, including those between Russia and Ukraine, the conflict in the Middle East, and those between China and Taiwan and the West; escalating trade tensions which could raise costs of imported goods and hinder disinflation; upcoming elections, including the U.S. election in November, which could result in changes in economic, trade and foreign policy; deepening economic concerns in China, particularly in the real estate sector, that could have an impact on global growth; extreme weather-related events; potential restrictive fiscal policies in response to high government debt; and the potential re-emergence
of financial sector instability as banks face regulatory reform in the U.S. Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.
Interest Rate Benchmark Reform
As part of the interest rate benchmark reform, the publication of all remaining Canadian Dollar Offered Rate (CDOR) settings ceased on June 28, 2024. Relatedly, we have ceased Bankers’ Acceptance-based lending. As at July 31, 2024, and consistent with our transition plan, our exposure to financial instruments referencing CDOR and interest rates substantially similar to CDOR are no longer material to our Condensed Financial Statements.
Government of Canada 2023 and 2024 budgets
The Fall Economic Statement Implementation Act, 2023 (the FESIA), introduced as Bill C-59 and tabled by the Government of Canada, received Royal Assent and was enacted on June 20, 2024. The FESIA implements a variety of tax measures including: subject to certain exceptions, eliminating availability of the dividend received deduction in respect of dividends received by financial institutions after December 31, 2023 on shares of corporations resident in Canada, where such shares are mark-to-market
property or tracking property for tax purposes; and a new 2% tax applicable to certain publicly listed corporations on net share buybacks in excess of $1 million occurring on or after January 1, 2024. The Q3 2024 impact from the enactment of the legislation was not material.
The Budget Implementation Act, 2024, No. 1 (the BIA), introduced as Bill C-69 and tabled by the Government of Canada, received Royal Assent and was enacted on June 20, 2024. The BIA includes the Global Minimum Tax Act (the GMTA) which implements into Canadian law certain measures relating to the Organisation for Economic
Co-operation
and Development’s
two-pillar
plan to combat tax base erosion and profit shifting, including a 15% global minimum corporate tax on certain multinational enterprises (Pillar Two). A number of other countries in which RBC operates have also enacted Pillar Two legislation. The GMTA and corresponding foreign Pillar Two legislation will be effective for our fiscal year beginning November 1, 2024. For further details, refer to Note 10 of our Condensed Financial Statements.
Climate-related regulatory activity
On March 20, 2024, OSFI released updates to its Guideline
B-15
– Climate Risk Management. The guideline sets out expectations for the management and disclosure of climate-related risks for federally regulated financial institutions (FRFIs) and aims to support FRFIs in developing greater resilience to, and management of, these risks. The updated guideline includes additional climate-related disclosure requirements aligned with IFRS S2 and will be effective for fiscal year-end
2024. We continue to work towards meeting the requirements by the effective date.
For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of our 2023 Annual Report. For further details on our framework and activities to manage risks, refer to the risk and Capital management sections of this Q3 2024 Report to Shareholders.

Royal Bank of Canada
  Third Quarter 2024   7

Key corporate events
HSBC Bank Canada
On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). The acquisition of HSBC Canada (the HSBC Canada transaction) gives us the opportunity to enhance our existing businesses in line with our strategic goals and better positions us to be the bank of choice for commercial clients with international needs, newcomers to Canada and globally connected clients. HSBC Canada results have been consolidated from the closing date and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments.
Total consideration of $15.5 billion in cash included $13.5 billion for 100% of the common shares of HSBC Canada, $2.1 billion for the preferred shares and subordinated debt held directly or indirectly by HSBC Holdings plc, $(0.5) billion for the settlement of pre-existing
relationships with HSBC Canada and $0.4 billion for an additional amount that accrued from August 30, 2023 to the closing date. This additional amount was calculated based on the $13.5 billion all-cash
purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average. Relatedly, under a locked box mechanism, HSBC Canada’s earnings from June 30, 2022 to the closing date accrued to RBC and were reflected in the acquired net assets on closing. For further details, refer to Note 6 of our Condensed Financial Statements.
As the fair values of HSBC Canada’s fixed rate financial assets and liabilities are sensitive to changes in market interest rates, increases in interest rates prior to closing would have reduced the net fair value of the financial assets and liabilities to be acquired, which would have increased the goodwill recognized on closing and reduced our capital ratios. To manage this, we had previously de-designated
certain interest rate swaps in cash flow hedging relationships such that future mark-to-market
gains (losses) were recorded in net income, instead of Other comprehensive income (OCI), to mitigate closing capital ratio volatility. For the nine months ended July 31, 2024, we recognized $222 million of mark-to-market
losses in
Non-interest
income – Other on the swaps and $91 million in Net interest income related to the reclassification of amounts previously accumulated in OCI, both of which are treated as specified items and reflected in Corporate Support. Subsequent to closing, we re-designated
these interest rate swaps into cash flow hedging relationships. Adjusted results excluding specified items are non-GAAP
measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
The following table provides details on the impact of the HSBC Canada transaction on our Personal & Commercial Banking segment and consolidated results, and reflects revenue, PCL, non-interest
expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities (HSBC Canada results).

	For the three months ended July 31, 2024
	Segment results – Personal & Commercial Banking			Consolidated results
(Millions of Canadian dollars)	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total
Net interest income	$4,503	$549	$5,052	$6,758	$569	$7,327
Non-interest income	1,569	104	1,673	7,145	159	7,304
Total revenue	6,072	653	6,725	13,903	728	14,631
PCL	520	87	607	576	83	659
Non-interest expense	2,423	292	2,715	8,283	316	8,599
Income before income taxes	3,129	274	3,403	5,044	329	5,373
Income taxes	837	76	913	797	90	887
Net income	$2,292	$198	$2,490	$4,247	$239	$4,486

	For the nine months ended July 31, 2024
	Segment results – Personal & Commercial Banking			Consolidated results
(Millions of Canadian dollars)	Excluding HSBC Canada	HSBC Canada	Total	Excluding HSBC Canada	HSBC Canada	Total
Net interest income	$12,948	$720	$13,668	$19,534	$748	$20,282
Non-interest income	4,702	139	4,841	21,763	225	21,988
Total revenue	17,650	859	18,509	41,297	973	42,270
PCL (1)	1,706	289	1,995	2,092	300	2,392
Non-interest expense	7,101	381	7,482	24,816	415	25,231
Income before income taxes	8,843	189	9,032	14,389	258	14,647
Income taxes	2,378	52	2,430	2,559	70	2,629
Net income	$6,465	$137	$6,602	$11,830	$188	$12,018

(1)	Segment results – Personal & Commercial Banking include initial PCL on purchased performing financial assets of $186 million, of which $181 million relates to purchased performing loans. Consolidated results include initial PCL on purchased performing financial assets of $200 million, of which $193 million relates to purchased performing loans.

Royal Bank of Canada
  Third Quarter 2024

Financial performance

Overview
Q3 2024 vs. Q3 2023
Net income of $4,486 million was up $626 million or 16% from a year ago. Diluted EPS of $3.09 was up $0.36 or 13% and ROE of 15.5% was up from 14.9% last year. Our CET1 ratio of 13.0% was down 110 bps from a year ago.
Adjusted net income of $4,727 million was up $722 million or 18% from a year ago. Adjusted diluted EPS of $3.26 was up $0.43 or 15% and adjusted ROE of 16.4% was up from 15.4% last year.
Our earnings reflect higher results in Personal & Commercial Banking, Capital Markets and Wealth Management, partially offset by lower results in Corporate Support and Insurance.
Q3 2024 vs. Q2 2024
Net income of $4,486 million was up $536 million or 14% from last quarter. Diluted EPS of $3.09 was up $0.35 or 13% and ROE of 15.5% was up from 14.5% in the prior quarter. Our CET1 ratio of 13.0% was up 20 bps from last quarter.
Adjusted net income of $4,727 million was up $529 million or 13% from last quarter. Adjusted diluted EPS of $3.26 was up $0.34 or 12% and adjusted ROE of 16.4% was up from 15.5% last quarter.
Our earnings reflect higher results in Personal & Commercial Banking and Wealth Management, partially offset by lower earnings in Capital Markets. Results in the current period also reflect a lower impact from specified items relating to the HSBC Canada transaction in Corporate Support.
Q3 2024 vs. Q3 2023 (Nine months ended)
Net income of $12,018 million was up $1,345 million or 13% from the same period last year. Diluted EPS of $8.34 was up $0.79 or 10% and ROE of 14.4% was up from 14.1% in the prior year.
Adjusted net income of $12,991 million was up $935 million or 8% from the same period last year. Adjusted diluted EPS of $9.03 was up $0.48 or 6% and adjusted ROE of 15.6% was down from 16.0% in the prior year.
Our earnings were up from the same period last year, primarily driven by higher results across all of our business segments. The prior year results also reflected the impact of the Canada Recovery Dividend (CRD) and other tax related adjustments, which was treated as a specified item and reported in Corporate Support. Results in the current period also reflect a higher impact from specified items relating to the HSBC Canada transaction in Corporate Support.
For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.
Adjusted results
Adjusted results exclude specified items and the
after-tax
impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP
measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
Impact of foreign currency translation
The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	Q3 2024 vs. Q3 2023	Q3 2024 vs. Q2 2024	Q3 2024 vs. Q3 2023
Increase (decrease):
Total revenue	$182	$49	$263
PCL	(1)	–	2
Non-interest expense	114	33	171
Income taxes	(1)	(2)	(1)
Net income	70	18	91
Impact on EPS
Basic	$0.05	$0.01	$0.06
Diluted	0.05	0.01	0.06
The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the nine months ended
(Average foreign currency equivalent of C$1.00) (1)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	July 31 2023
U.S. dollar	0.730	0.734	0.750	0.736	0.744
British pound	0.572	0.583	0.592	0.581	0.601
Euro	0.676	0.682	0.690	0.681	0.690

(1)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Third Quarter 2024   9

Total revenue

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2024	April 30 2024	July 31 2023 (1)	July 31 2024	July 31 2023 (1)
Interest and dividend income	$27,090	$25,754	$22,834	$78,453	$62,489
Interest expense	19,763	19,131	16,548	58,171	43,902
Net interest income	$7,327	$6,623	$6,286	$20,282	$18,587
NIM	1.58%	1.50%	1.50%	1.50%	1.50%
Insurance service result	$214	$203	$149	$604	$566
Insurance investment result (2)	28	59	151	228	92
Trading revenue	507	633	485	1,944	1,984
Investment management and custodial fees	2,382	2,257	2,099	6,824	6,238
Mutual fund revenue	1,151	1,067	1,034	3,248	3,049
Securities brokerage commissions	413	431	362	1,232	1,100
Service charges	587	557	529	1,698	1,551
Underwriting and other advisory fees	676	734	472	2,016	1,442
Foreign exchange revenue, other than trading	292	287	289	841	1,044
Card service revenue	324	291	334	941	938
Credit fees	405	434	342	1,234	1,078
Net gains on investment securities	28	59	27	157	191
Income (loss) from joint ventures and associates	(57)	18	(37)	(27)	4
Other	354	501	455	1,048	915
Non-interest income	7,304	7,531	6,691	21,988	20,192
Total revenue	$14,631	$14,154	$12,977	$42,270	$38,779
Additional trading information
Net interest income (3)	$475	$403	$510	$1,222	$1,165
Non-interest income	507	633	485	1,944	1,984
Total trading revenue	$982	$1,036	$995	$3,166	$3,149

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	The 2023 restated results may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17.
(3)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).
Q3 2024 vs. Q3 2023
Total revenue increased $1,654 million or 13% from a year ago, mainly due to higher net interest income. Higher investment management and custodial fees, underwriting and other advisory fees and mutual fund revenue also contributed to the increase. These factors were partially offset by lower insurance investment result and other revenue. The impact of foreign exchange translation increased revenue by $182 million. The inclusion of HSBC Canada revenue contributed $728 million to total revenue.
Net interest income increased $1,041 million or 17%, of which $569 million reflects the inclusion of HSBC Canada net interest income. The remaining increase of $472 million or 8% was largely due to higher spreads and average volume growth in Canadian Banking.
NIM was up 8 bps compared to last year, mainly driven by the acquisition of HSBC Canada including the accretion of fair value adjustments, as well as higher interest rates and changes in product mix in Canadian Banking. This was partially offset by competitive pricing pressures in Canadian Banking and higher funding costs in Capital Markets.
Insurance investment result decreased $123 million or 81%, mainly due to lower favourable investment-related experience. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.
Investment management and custodial fees increased $283 million or 13%, mainly due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $117 million or 11%, primarily due to higher fee-based client assets reflecting market appreciation and net sales in Wealth Management, and higher average mutual fund balances driving higher distribution fees in Canadian Banking.
Underwriting and other advisory fees increased $204 million or 43%, largely due to higher debt origination in North America.
Other revenue decreased $101 million or 22%, primarily attributable to changes in the fair value of certain instruments in our non-trading portfolios.
Q3 2024 vs. Q2 2024
Total revenue increased $477 million or 3% from last quarter, largely due to higher net interest income and investment management and custodial fees. These factors were partially offset by lower other revenue and trading revenue. The inclusion of HSBC Canada revenue contributed $728 million in Q3 2024 and $245 million in Q2 2024 to total revenue, as the current quarter includes a full quarter of revenue.

Royal Bank of Canada
  Third Quarter 2024

Net interest income increased $704 million or 11%, of which $390 million reflects the inclusion of HSBC Canada net interest income. The remaining increase of $314 million or 5% was primarily due to average volume growth, the impact of two more days in the current quarter and higher spreads in Canadian Banking.
Trading revenue decreased $126 million or 20%, primarily due to lower fixed income trading revenue in the U.S., partially offset by higher equity trading revenue primarily in Europe.
Investment management and custodial fees increased $125 million or 6%, mainly due to higher fee-based client assets reflecting market appreciation.
Other revenue decreased $147 million or 29%, mainly attributable to changes in the fair value of certain instruments in our non-trading portfolios and the prior quarter impact of management of closing capital volatility related to the HSBC Canada transaction, which was treated as a specified item. These factors were partially offset by changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense.
Q3 2024 vs. Q3 2023 (Nine months ended)
Total revenue increased $3,491 million or 9% from the same period last year, primarily driven by higher net interest income. Higher investment management and custodial fees, underwriting and other advisory fees and mutual fund revenue also contributed to the increase. This was partially offset by lower foreign exchange revenue, other than trading. The impact of foreign exchange translation increased revenue by $263 million. The inclusion of HSBC Canada revenue contributed $973 million to total revenue.
Net interest income increased $1,695 million or 9%, of which $748 million reflects the inclusion of HSBC Canada net interest income. The remaining increase of $947 million or 5% was largely due to higher spreads and average volume growth in Canadian Banking.
Investment management and custodial fees increased $586 million or 9%, mainly due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $199 million or 7%, primarily due to higher average fee-based client assets reflecting market appreciation and net sales in Wealth Management, and higher average mutual fund balances driving higher distribution fees in Canadian Banking.
Underwriting and other advisory fees increased $574 million or 40%, mainly due to higher debt origination across all regions and higher M&A activity across most regions.
Foreign exchange revenue, other than trading decreased $203 million or 19%, largely driven by reduced revenue following the sale of RBC Investor Services
®
operations.
Provision for credit losses
(1)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	July 31 2023
Personal & Commercial Banking	$70	$243	$2	$462	$266
Wealth Management	(16)	(19)	64	(62)	90
Capital Markets	(11)	19	54	18	110
Corporate Support and other (2)	(1)	1	–	1	–
PCL on performing loans	42	244	120	419	466
Personal & Commercial Banking	$541	$511	$303	$1,538	$867
Wealth Management	32	46	38	116	106
Capital Markets	50	115	158	326	324
PCL on impaired loans	623	672	499	1,980	1,297
PCL – Loans	665	916	619	2,399	1,763
PCL – Other (3)	(6)	4	(3)	(7)	(15)
Total PCL	$659	$920	$616	$2,392	$1,748
PCL on loans is comprised of:
Retail	$32	$107	$(1)	$276	$230
Wholesale	10	137	121	143	236
PCL on performing loans	42	244	120	419	466
Retail	407	396	270	1,162	758
Wholesale	216	276	229	818	539
PCL on impaired loans	623	672	499	1,980	1,297
PCL – Loans	$665	$916	$619	$2,399	$1,763
PCL on loans as a % of average net loans and acceptances	0.27%	0.41%	0.29%	0.35%	0.28%
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.30%	0.23%	0.29%	0.20%

(1)	Information on loans represents loans, acceptances and commitments.
(2)	Includes PCL recorded in Corporate Support and Insurance.
(3)	PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.

Royal Bank of Canada
  Third Quarter 2024   11

Q3 2024 vs. Q3 2023
Total PCL increased $43 million or 7% from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking, partially offset by lower provisions in Capital Markets and Wealth Management. The PCL on loans ratio decreased 2 bps.
PCL on performing loans decreased $78 million or 65%, mainly due to favourable changes to our scenario weights, partially offset by unfavourable changes to our macroeconomic forecast and credit quality.
PCL on impaired loans increased $124 million or 25%, mainly due to higher provisions in our Canadian Banking portfolios, partially offset by lower provisions in Capital Markets.
Q3 2024 vs. Q2 2024
Total PCL decreased $261 million or 28% from last quarter, primarily reflecting lower provisions in Personal & Commercial Banking and Capital Markets. The PCL on loans ratio decreased 14 bps.
PCL on performing loans decreased $202 million or 83%, mainly reflecting higher provisions in the prior quarter driven by the initial PCL on performing loans purchased in the HSBC Canada transaction.
PCL on impaired loans decreased $49 million or 7%, mainly due to lower provisions in Capital Markets and Wealth Management, partially offset by higher provisions in our Canadian Banking commercial portfolio in a few sectors, including the real estate and related sector.
Q3 2024 vs. Q3 2023 (Nine months ended)
Total PCL increased $644 million or 37% from the same period last year, mainly reflecting higher provisions in Personal & Commercial Banking, partially offset by lower provisions in Wealth Management and Capital Markets. The PCL on loans ratio increased 7 bps.
PCL on performing loans decreased $47 million or 10%, largely due to favourable changes to our macroeconomic forecast and scenario weights, partially offset by the initial PCL on performing loans purchased in the HSBC Canada transaction and unfavourable changes in credit quality mainly in Personal & Commercial Banking.
PCL on impaired loans increased $683 million or 53%, primarily due to higher provisions in our Canadian Banking portfolios.
Non-interest
expense

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2024	April 30 2024	July 31 2023 (1)	July 31 2024	July 31 2023 (1)
Salaries	$2,310	$2,145	$2,160	$6,533	$6,239
Variable compensation	2,246	2,161	1,816	6,490	5,653
Benefits and retention compensation	615	606	545	1,826	1,650
Share-based compensation	235	179	243	811	645
Human resources	5,406	5,091	4,764	15,660	14,187
Equipment	629	615	611	1,863	1,769
Occupancy	443	441	409	1,291	1,218
Communications	342	358	321	1,021	917
Professional fees	547	697	591	1,868	1,479
Amortization of other intangibles	426	373	369	1,151	1,114
Other	806	733	700	2,377	2,070
Non-interest expense	$8,599	$8,308	$7,765	$25,231	$22,754
Efficiency ratio (2)	58.8%	58.7%	59.8%	59.7%	58.7%
Efficiency ratio – adjusted (3)	56.6%	56.0%	58.4%	56.9%	57.6%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	This is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Q3 2024 vs. Q3 2023
Non-interest
expense increased $834 million or 11% from a year ago, of which $316 million reflects the inclusion of HSBC Canada non-interest
expense. The remaining increase of $518 million or 7% was largely due to higher variable compensation commensurate with increased revenue and the impact of foreign exchange translation.
Our efficiency ratio of 58.8% decreased 100 bps from 59.8% last year. Our adjusted efficiency ratio of 56.6% decreased 180 bps from 58.4% last year.
Q3 2024 vs. Q2 2024
Non-interest
expense increased $291 million or 4% from last quarter. The inclusion of HSBC Canada non-interest expense increased non-interest expense by $217 million, as the current quarter includes a full quarter of non-interest expense. The fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, also contributed to the increase. These factors were partially offset by lower HSBC Canada transaction and integration costs, which is treated as a specified item.
Our efficiency ratio of 58.8% increased 10 bps from 58.7% last quarter. Our adjusted efficiency ratio of 56.6% increased 60 bps from 56.0% last quarter.

Royal Bank of Canada
  Third Quarter 2024

Q3 2024 vs. Q3 2023 (Nine months ended)
Non-interest
expense increased $2,477 million or 11% from the same period last year, of which $415 million reflects the inclusion of HSBC Canada non-interest expense. The remaining increase of $2,062 million or 9% was mainly due to higher HSBC Canada transaction and integration costs, which is treated as a specified item, as well as higher variable compensation costs commensurate with increased revenue.
Our efficiency ratio of 59.7% increased 100 bps from 58.7% last year. Our adjusted efficiency ratio of 56.9% decreased 70 bps from 57.6% last year.
Adjusted efficiency ratio is a
non-GAAP
ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
Income taxes

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2024	April 30 2024	July 31 2023 (1)	July 31 2024	July 31 2023 (1)
Income taxes	$887	$976	$736	$2,629	$3,604
Income before income taxes	5,373	4,926	4,596	14,647	14,277
Effective income tax rate	16.5%	19.8%	16.0%	17.9%	25.2%
Adjusted results (2), (3)
Income taxes – adjusted	$960	$1,037	$782	$2,910	$2,647
Income before income taxes – adjusted	5,687	5,235	4,787	15,901	14,703
Effective income tax rate – adjusted	16.9%	19.8%	16.3%	18.3%	18.0%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(3)	See Glossary for composition of these measures.
Q3 2024 vs. Q3 2023
Income tax expense increased $151 million or 21% from a year ago, primarily due to higher income before income taxes, partially offset by the impact of changes in earnings mix. Adjusted income tax expense increased $178 million or 23%.
The effective income tax rate of 16.5% increased 50 bps, primarily due to the net impact of tax adjustments in the same quarter last year, partially offset by the impact of changes in earnings mix. The adjusted effective income tax rate of 16.9% increased 60 bps.
Q3 2024 vs. Q2 2024
Income tax expense decreased $89 million or 9% from last quarter, primarily due to the impact of changes in earnings mix. Adjusted income tax expense decreased $77 million or 7%.
The effective income tax rate of 16.5% decreased 330 bps, primarily due to the impact of changes in earnings mix. The adjusted effective income tax rate of 16.9% decreased 290 bps.
Q3 2024 vs. Q3 2023 (Nine months ended)
Income tax expense decreased $975 million or 27% from the same period last year, primarily due to the impact of the CRD and other tax related adjustments, which was treated as a specified item in the prior year. Adjusted income tax expense increased $263 million or 10%.
The effective income tax rate of 17.9% decreased 730 bps, primarily due to the impact of the CRD and other tax related adjustments noted above. The adjusted effective income tax rate of 18.3% increased 30 bps.
For further details on specified items, including a reconciliation, refer to the Key performance and non-GAAP
measures section.

Business segment results

How we measure and report our business segments
The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. Effective November 1, 2023, we prospectively revised our attributed capital methodology to include the allocation of leverage to our business segments to further align our allocation processes with evolving regulatory capital requirements. Our methodology for allocating capital to our business segments is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment, allowing for a uniform base for performance measurement among our business segments to facilitate management decisions in resource allocation in conjunction with other factors. For Insurance, the allocation of capital remains unchanged and continues to be based on fully diversified economic capital.
For further details on the key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2023 Annual Report.

Royal Bank of Canada
  Third Quarter 2024   13

Key performance and non-GAAP measures
Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.
Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.
Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is based on fully diversified economic capital.
The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.
The following table provides a summary of our ROE calculations:

	For the three months ended
	July 31 2024						April 30 2024	July 31 2023
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1)	Corporate Support	Total	Total	Total (2)
Net income available to common shareholders	$2,446	$840	$168	$1,141	$(218)	$4,377	$3,881	$3,800
Total average common equity (3), (4)	44,150	23,350	2,000	32,150	10,450	112,100	108,650	101,450
ROE (5)	22.0%	14.3%	33.6%	14.1%	n.m.	15.5%	14.5%	14.9%

	For the nine months ended
	July 31 2024						July 31 2023
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1)	Corporate Support	Total	Total (2)
Net income available to common shareholders	$6,517	$2,190	$564	$3,522	$(1,013)	$11,780	$10,499
Total average common equity (3), (4)	37,000	22,850	2,050	31,400	16,000	109,300	99,400
ROE (5)	23.5%	12.8%	36.5%	15.0%	n.m.	14.4%	14.1%

(1)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
(2)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(3)	Total average common equity represents rounded figures.
(4)	The amounts for the segments are referred to as attributed capital.
(5)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Royal Bank of Canada
  Third Quarter 2024

Non-GAAP
measures
We believe that certain
non-GAAP
measures (including
non-GAAP
ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and nine months ended July 31, 2024 with the corresponding periods in the prior year and the three months ended April 30, 2024.
Non-GAAP
measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.
The following discussion describes the
non-GAAP
measures we use in evaluating our operating results.
Adjusted results
We believe that providing adjusted results as well as certain measures and ratios excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhances comparability with prior periods and enables readers to better assess trends in the underlying businesses.
Our results for all reported periods were adjusted for the following specified item:
•	HSBC Canada transaction and integration costs.
Our results for the nine months ended July 31, 2024 and the three months ended April 30, 2024 were adjusted for the following specified item:
•	Management of closing capital volatility related to the HSBC Canada transaction. For further details, refer to the Key corporate events section.
Our results for the nine months ended July 31, 2023 were adjusted for the following specified item:
•
CRD and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023.

Royal Bank of Canada
  Third Quarter 2024   15

Consolidated results, reported and adjusted
The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP
measures or ratios.

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2024	April 30 2024	July 31 2023 (1)	July 31 2024	July 31 2023 (1)
Total revenue	$14,631	$14,154	$12,977	$42,270	$38,779
PCL	659	920	616	2,392	1,748
Non-interest expense	8,599	8,308	7,765	25,231	22,754
Income before income taxes	5,373	4,926	4,596	14,647	14,277
Income taxes	887	976	736	2,629	3,604
Net income	$4,486	$3,950	$3,860	$12,018	$10,673
Net income available to common shareholders	$4,377	$3,881	$3,800	$11,780	$10,499
Average number of common shares (thousands)	1,414,194	1,412,651	1,393,515	1,411,044	1,388,217
Basic earnings per share (in dollars)	$3.09	$2.75	$2.73	$8.35	$7.56
Average number of diluted common shares (thousands)	1,416,149	1,414,166	1,394,939	1,412,644	1,389,857
Diluted earnings per share (in dollars)	$3.09	$2.74	$2.73	$8.34	$7.55
ROE (2)	15.5%	14.5%	14.9%	14.4%	14.1%
Effective income tax rate	16.5%	19.8%	16.0%	17.9%	25.2%
Total adjusting items impacting net income (before-tax)	$314	$309	$191	$1,254	$426
Specified item: HSBC Canada transaction and integration costs (3), (4)	160	358	110	783	177
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (3), (5)	–	(155)	–	131	–
Amortization of acquisition-related intangibles (6)	154	106	81	340	249
Total income taxes for adjusting items impacting net income	$73	$61	$46	$281	$(957)
Specified item: HSBC Canada transaction and integration costs (3)	35	76	26	158	42
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (3), (5)	–	(43)	–	36	–
Specified item: CRD and other tax related adjustments (3), (7)	–	–	–	–	(1,050)
Amortization of acquisition-related intangibles (6)	38	28	20	87	51
Adjusted results (8)
Income before income taxes – adjusted	$5,687	$5,235	$4,787	$15,901	$14,703
Income taxes – adjusted	960	1,037	782	2,910	2,647
Net income – adjusted	4,727	4,198	4,005	12,991	12,056
Net income available to common shareholders – adjusted	4,618	4,129	3,945	12,753	11,882
Average number of common shares (thousands)	1,414,194	1,412,651	1,393,515	1,411,044	1,388,217
Basic earnings per share (in dollars) – adjusted (8)	$3.26	$2.92	$2.83	$9.04	$8.56
Average number of diluted common shares (thousands)	1,416,149	1,414,166	1,394,939	1,412,644	1,389,857
Diluted earnings per share (in dollars) – adjusted (8)	$3.26	$2.92	$2.83	$9.03	$8.55
ROE – adjusted (8)	16.4%	15.5%	15.4%	15.6%	16.0%
Effective income tax rate – adjusted (8)	16.9%	19.8%	16.3%	18.3%	18.0%

Adjusted efficiency ratio (8)
Total revenue	$14,631	$14,154	$12,977	$42,270	$38,779
Add specified item: Management of closing capital volatility related to the HSBC Canada transaction (before-tax) (3), (5)	–	(155)	–	131	–
Total revenue – adjusted	$14,631	$13,999	$12,977	$42,401	$38,779
Non-interest expense	$8,599	$8,308	$7,765	$25,231	$22,754
Less specified item: HSBC Canada transaction and integration costs (before-tax) (3)	160	358	110	783	177
Less: Amortization of acquisition-related intangibles (before-tax) (6)	154	106	81	340	249
Non-interest expense – adjusted	$8,285	$7,844	$7,574	$24,108	$22,328
Efficiency ratio	58.8%	58.7%	59.8%	59.7%	58.7%
Efficiency ratio – adjusted	56.6%	56.0%	58.4%	56.9%	57.6%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)	As at July 31, 2024, the cumulative HSBC Canada transaction and integration costs
(before-tax)
incurred were $1.2 billion and it is currently estimated that an additional $0.3 billion will be incurred, for a total of approximately $1.5 billion.
(5)	For the nine months ended July 31, 2024 and the three months ended April 30, 2024, we included management of closing capital volatility related to the HSBC Canada transaction as a specified item for non-GAAP
measures and
non-GAAP
ratios. Refer to the Key corporate events section for further details.
(6)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(7)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(8)	See Glossary for composition of these measures.

Royal Bank of Canada
  Third Quarter 2024

Personal & Commercial Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023	July 31 2024 (1)	July 31 2023
Net interest income	$5,052	$4,400	$4,062	$13,668	$11,886
Non-interest income	1,673	1,590	1,501	4,841	4,516
Total revenue	6,725	5,990	5,563	18,509	16,402
PCL on performing assets	68	245	5	463	268
PCL on impaired assets	539	509	300	1,532	860
PCL	607	754	305	1,995	1,128
Non-interest expense	2,715	2,428	2,319	7,482	6,805
Income before income taxes	3,403	2,808	2,939	9,032	8,469
Net income	$2,490	$2,051	$2,134	$6,602	$6,175
Revenue by business
Canadian Banking	$6,445	$5,704	$5,292	$17,665	$15,616
Caribbean & U.S. Banking	280	286	271	844	786
Selected balance sheet and other information
ROE (2)	22.0%	23.2%	28.1%	23.5%	28.1%
NIM	2.89%	2.82%	2.74%	2.83%	2.73%
Efficiency ratio (3)	40.4%	40.5%	41.7%	40.4%	41.5%
Operating leverage (3)	3.8%	5.5%	(1.5)%	2.9%	1.1%
Average total earning assets, net	$696,100	$634,900	$588,400	$645,600	$581,400
Average loans and acceptances, net	698,800	643,500	596,000	652,200	588,200
Average deposits	731,200	664,800	601,100	675,600	589,600
AUA (4), (5)	429,200	405,400	357,500	429,200	357,500
Average AUA	419,700	385,700	349,100	387,600	346,800
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.32%	0.20%	0.31%	0.20%
Other selected information – Canadian Banking
Net income	$2,399	$1,959	$2,043	$6,325	$5,924
NIM	2.84%	2.76%	2.68%	2.78%	2.69%
Efficiency ratio	39.3%	39.3%	40.5%	39.3%	40.3%
Operating leverage	3.6%	5.8%	(2.0)%	2.8%	0.8%

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the periods ended July 31, 2024 and April 30, 2024. For further details, refer to the Key corporate events section.
(2)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
(3)	See Glossary for composition of this measure.
(4)	AUA represents
period-end
spot balances and includes securitized residential mortgages and credit card loans as at July 31, 2024 of $15 billion and $6 billion, respectively (April 30, 2024 – $16 billion and $6 billion; July 31, 2023 – $13 billion and $7 billion).
(5)	Comparative amounts for the three months and nine months ended July 31, 2023 have been revised from those previously presented.
Financial performance
Q3 2024 vs. Q3 2023
Net income increased $356 million or 17% from a year ago. The inclusion of HSBC Canada results increased net income by $198 million. Excluding HSBC Canada results, net income increased $158 million or 7%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 8% in Canadian Banking, partially offset by higher PCL.
Total revenue increased $1,162 million or 21%.
Canadian Banking revenue increased $1,153 million or 22%, of which $653 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $500 million or 9% was primarily due to higher net interest income reflecting higher spreads and average volume growth of 10% in deposits and 6% in loans. The prior year impact of harmonized sales tax (HST) on payment card clearing services also contributed to the increase.
Caribbean & U.S. Banking revenue increased $9 million or 3%.
NIM was up 15 bps, mainly due to the impact of the higher interest rate environment and changes in product mix. The inclusion of HSBC Canada also contributed to the increase reflecting the accretion of fair value adjustments. These factors were partially offset by competitive pricing pressures.
PCL increased $302 million, primarily due to higher provisions on impaired loans in our Canadian Banking retail and commercial portfolios in a few sectors, including the real estate and related and forest products sectors, resulting in an increase of 11 bps in the PCL on impaired loans ratio.
Non-interest
expense increased $396 million or 17%, of which $292 million reflects the inclusion of HSBC Canada non-interest
expense. The remaining increase of $104 million or 4% was primarily due to higher staff-related costs, marketing costs largely associated with new client acquisition campaigns, and professional fees.

Royal Bank of Canada
  Third Quarter 2024   17

Q3 2024 vs. Q2 2024
Net income increased $439 million or 21% from last quarter. The inclusion of HSBC Canada results increased net income by $259 million, as the current quarter includes a full quarter of net income and the prior quarter reflected the initial PCL on the performing loans purchased in the HSBC Canada transaction. Excluding HSBC Canada results, net income increased $180 million or 9%, primarily driven by higher net interest income reflecting average volume growth of 2% in Canadian Banking, the impact of two more days in the current quarter and higher spreads in Canadian Banking. These factors were partially offset by higher staff-related costs.
NIM was up 7 bps, mainly due to changes in product mix, the inclusion of HSBC Canada reflecting the accretion of fair value adjustments and the favourable impact of the higher interest rate environment. These factors were partially offset by competitive pricing pressures.
Q3 2024 vs. Q3 2023 (Nine months ended)
Net income increased $427 million or 7% from the same period last year. The inclusion of HSBC Canada results increased net income by $137 million. Excluding HSBC Canada results, net income increased $290 million or 5%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 7% in Canadian Banking. Higher non-interest income also contributed to the increase. These factors were partially offset by higher PCL and higher non-interest expenses.
Total revenue increased $2,107 million or 13%, of which $859 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $1,248 million or 8% was primarily due to higher net interest income reflecting spreads and average volume growth of 9% in deposits and 6% in loans. Higher service charges, mainly reflecting higher client activity, and the prior year impact of HST on payment card clearing services also contributed to the increase.
PCL increased $867 million or 77%, largely due to higher provisions on impaired loans in our Canadian Banking retail and commercial portfolios across many sectors, including the automotive and real estate and related sectors, resulting in an increase of 11 bps in the PCL on impaired loans ratio. Higher provisions on performing loans also contributed to the increase, mainly reflecting the initial PCL on the performing loans purchased in the HSBC Canada transaction and unfavourable changes in credit quality, partially offset by favourable changes to our macroeconomic forecast.
Non-interest
expense increased $677 million or 10%, of which $381 million reflects the inclusion of HSBC Canada non-interest
expense. The remaining increase of $296 million or 4% was primarily due to higher marketing costs largely associated with new client acquisition campaigns, as well as higher staff-related costs, ongoing technology investments and higher professional fees.

Royal Bank of Canada
  Third Quarter 2024

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (2)	July 31 2024 (1)	July 31 2023 (2)
Net interest income (3)	$1,133	$1,136	$1,047	$3,419	$3,352
Non-interest income (3)	3,632	3,482	3,355	10,501	10,004
Total revenue	4,765	4,618	4,402	13,920	13,356
PCL on performing assets	(16)	(19)	64	(62)	90
PCL on impaired assets	32	46	38	116	106
PCL	16	27	102	54	196
Non-interest expense	3,679	3,653	3,498	11,100	10,379
Income before income taxes	1,070	938	802	2,766	2,781
Net income	$862	$769	$663	$2,237	$2,212
Revenue by business
Canadian Wealth Management	$1,304	$1,222	$1,111	$3,703	$3,316
U.S. Wealth Management (including City National)	2,206	2,211	1,969	6,575	6,102
U.S. Wealth Management (including City National) (US$ millions)	1,610	1,622	1,477	4,841	4,539
Global Asset Management	750	705	635	2,180	1,952
International Wealth Management	328	300	324	945	935
Investor Services (4)	177	180	363	517	1,051
Selected balance sheet and other information
ROE (5)	14.3%	13.5%	10.8%	12.8%	12.0%
NIM	2.98%	3.06%	2.48%	3.04%	2.58%
Pre-tax margin (6)	22.5%	20.3%	18.2%	19.9%	20.8%
Number of advisors (7)	6,092	6,128	6,239	6,092	6,239
Average total earning assets, net	$151,200	$151,100	$167,400	$150,400	$173,800
Average loans and acceptances, net	114,000	112,400	112,400	112,800	113,600
Average deposits (4)	159,100	156,700	154,300	157,100	166,300
AUA (4), (8)	4,266,800	4,120,600	4,043,600	4,266,800	4,043,600
U.S. Wealth Management (including City National) (8)	894,200	840,700	756,300	894,200	756,300
U.S. Wealth Management (including City National) (US$ millions) (8)	647,800	610,800	573,500	647,800	573,500
Investor Services (8)	2,499,600	2,456,300	2,544,500	2,499,600	2,544,500
AUM (8)	1,290,600	1,214,100	1,086,800	1,290,600	1,086,800
Average AUA (4)	4,225,300	4,159,400	4,987,300	4,149,800	5,301,000
Average AUM	1,263,500	1,200,000	1,074,600	1,195,200	1,054,000
PCL on impaired loans as a % of average net loans and acceptances	0.11%	0.17%	0.13%	0.14%	0.12%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the nine months ended
	Q3 2024 vs. Q3 2023	Q3 2024 vs. Q2 2024	Q3 2024 vs. Q3 2023
Increase (decrease):
Total revenue	$80	$23	$119
PCL	–	–	–
Non-interest expense	65	18	98
Net income	13	4	18
Percentage change in average U.S. dollar equivalent of C$1.00	(3)%	(1)%	(1)%
Percentage change in average British pound equivalent of C$1.00	(3)%	(2)%	(3)%
Percentage change in average Euro equivalent of C$1.00	(2)%	(1)%	(1)%

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the periods ended July 31, 2024 and April 30, 2024. For further details, refer to the Key corporate events section.
(2)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months and nine months ended July 31, 2023 have been revised from those previously presented.
(3)	Amounts for the three months and nine months ended July 31, 2023 have been revised from those previously presented.
(4)	We completed the sale of RBC Investor Services operations in Europe, Jersey and the U.K to CACEIS on July 3, 2023, December 1, 2023 and March 25, 2024, respectively (the sale of RBC Investor Services operations). For further details, refer to Note 6 of our Condensed Financial Statements.
(5)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to How we measure and report our business segments section.
(6)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(7)	Represents client-facing advisors across all of our Wealth Management businesses.
(8)	Represents period-end spot balances.

Royal Bank of Canada
  Third Quarter 2024   19

Financial performance
Q3 2024 vs. Q3 2023
Net income increased $199 million or 30% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher transactional revenue and lower PCL also contributed to the increase. The prior year also included the gain on the sale of RBC Investor Services operations.
Total revenue increased $363 million or 8%.
Canadian Wealth Management revenue increased $193 million or 17%, primarily due to higher fee-based client assets reflecting market appreciation and net sales. Higher transactional revenue, mainly driven by client activity, also contributed to the increase.
U.S. Wealth Management (including City National) revenue increased $237 million or 12%. In U.S. dollars, revenue increased $133 million or 9%, mainly due to higher fee-based client assets reflecting market appreciation and net sales. Higher net interest income primarily driven by higher spreads also contributed to the increase.
Global Asset Management revenue increased $115 million or 18%, mainly due to higher fee-based client assets reflecting market appreciation and net sales. Changes in the fair value of seed capital investments also contributed to the increase.
International Wealth Management revenue increased $4 million or 1%.
Investor Services revenue decreased $186 million or 51%, largely reflecting reduced revenue following the sale of RBC Investor Services operations. The prior year also included the gain on the sale of RBC Investor Services operations.
PCL decreased $86 million or 84%, primarily due to releases of provisions on performing loans in the current quarter in U.S. Wealth Management (including City National), mainly driven by favourable changes in scenario weights, as compared to provisions taken in the prior year.
Non-interest
expense increased $181 million or 5%, primarily driven by higher variable compensation commensurate with increased commissionable revenue. This was partially offset by reduced expenses following the sale of RBC Investor Services operations.
Q3 2024 vs. Q2 2024
Net income increased $93 million or 12% from last quarter, primarily due to higher fee-based client assets reflecting market appreciation, which also drove higher variable compensation.
Q3 2024 vs. Q3 2023 (Nine months ended)
Net income increased $25 million or 1% from the same period last year, largely due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher transactional revenue also contributed to the increase. These factors were partially offset by the cost of the FDIC special assessment.
Total revenue increased $564 million or 4%, primarily due to higher fee-based client assets reflecting market appreciation and net sales. Higher transactional revenue, mainly driven by client activity and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by reduced revenue following the sale of RBC Investor Services operations.
PCL decreased $142 million or 72%, mainly due to releases of provisions on performing loans in the current period in U.S. Wealth Management (including City National), primarily driven by favourable changes to our macroeconomic forecast and scenario weights, as compared to provisions taken in the same period last year.
Non-interest expense increased $721 million or 7%, largely due to higher variable compensation commensurate with increased commissionable revenue. The cost of the FDIC special assessment, higher staff costs mainly reflecting continued investments in the operational infrastructure of City National and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by reduced expenses following the sale of RBC Investor Services operations.

Royal Bank of Canada
  Third Quarter 2024

Insurance

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2024	April 30 2024	July 31 2023 (1), (2)	July 31 2024	July 31 2023 (1), (2)
Non-interest income
Insurance service result	$214	$203	$149	$604	$566
Insurance investment result	28	59	151	228	92
Other income	43	36	36	114	104
Total revenue	285	298	336	946	762
PCL	1	–	–	2	–
Non-interest expense	70	69	69	210	204
Income before income taxes	214	229	267	734	558
Net income	$170	$177	$215	$567	$452
Selected balances and other information
ROE	33.6%	34.7%	38.5%	36.5%	28.2%
Premiums and deposits (3)	$1,546	$1,610	$1,974	$4,502	$4,632
Contractual service margin (CSM) (4)	2,155	1,980	1,894	2,155	1,894

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	The 2023 restated results may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17.
(3)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(4)	Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.
Financial performance
Q3 2024 vs. Q3 2023
Net income decreased $45 million or 21% from a year ago, largely due to lower insurance investment result from lower favourable investment-related experience, partially offset by lower capital funding costs. This was partially offset by higher insurance service result, largely attributable to improved claims experience in life retrocession and business growth across the majority of our products. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.
Total revenue decreased $51 million or 15%, primarily due to lower insurance investment result, partially offset by higher insurance service result, as noted above.
Non-interest
expense increased $1 million or 1%.
Q3 2024 vs. Q2 2024
Net income decreased $7 million or 4% from last quarter, largely due to lower insurance investment result from lower favourable investment-related experience. This factor was largely offset by higher insurance service result, mainly due to business growth across the majority of our products.
Q3 2024 vs. Q3 2023 (Nine months ended)
Net income increased $115 million or 25% from the same period last year, primarily due to higher insurance investment result largely attributable to lower capital funding costs and favourable investment-related experience as we repositioned our portfolio for the transition to IFRS 17. Higher insurance service result, mainly due to business growth across the majority of our products, also contributed to the increase. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.
Total revenue increased $184 million or 24%, primarily due to higher insurance investment result and higher insurance service result, as noted above.
Non-interest
expense increased $6 million or 3%.

Royal Bank of Canada
  Third Quarter 2024   21

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2024 (1)	April 30 2024 (1)	July 31 2023 (2)	July 31 2024 (1)	July 31 2023 (2)
Net interest income (3)	$817	$764	$907	$2,242	$2,650
Non-interest income (3)	2,187	2,390	1,772	6,867	5,837
Total revenue (3)	3,004	3,154	2,679	9,109	8,487
PCL on performing assets	(12)	22	51	16	100
PCL on impaired assets	50	115	158	326	324
PCL	38	137	209	342	424
Non-interest expense	1,755	1,722	1,620	5,119	4,831
Income before income taxes	1,211	1,295	850	3,648	3,232
Net income	$1,172	$1,262	$949	$3,588	$3,152
Revenue by business
Corporate & Investment Banking (4)	$1,645	$1,736	$1,333	$4,810	$4,132
Global Markets (4)	1,414	1,434	1,426	4,530	4,591
Other	(55)	(16)	(80)	(231)	(236)
Selected balance sheet and other information
ROE (5)	14.1%	16.3%	13.4%	15.0%	14.7%
Average total assets	$1,089,600	$1,154,300	$1,089,500	$1,146,200	$1,095,900
Average trading securities	176,400	179,200	157,400	186,600	151,900
Average loans and acceptances, net	152,200	149,900	143,600	148,000	145,600
Average deposits	298,000	294,100	285,500	294,900	296,400
PCL on impaired loans as a % of average net loans and acceptances	0.13%	0.31%	0.44%	0.29%	0.31%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the nine months ended
	Q3 2024 vs. Q3 2023	Q3 2024 vs. Q2 2024	Q3 2024 vs. Q3 2023
Increase (decrease):
Total revenue	$88	$25	$130
PCL	(1)	–	1
Non-interest expense	37	12	60
Net income	45	11	62
Percentage change in average U.S. dollar equivalent of C$1.00	(3)%	(1)%	(1)%
Percentage change in average British pound equivalent of C$1.00	(3)%	(2)%	(3)%
Percentage change in average Euro equivalent of C$1.00	(2)%	(1)%	(1)%

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the periods ended July 31, 2024 and April 30, 2024. For further details, refer to the Key corporate events section.
(2)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months and nine months ended July 31, 2023 have been revised from those previously presented.
(3)	The taxable equivalent basis (teb) adjustment for the three months ended July 31, 2024 was $231 million (April 30, 2024 – $(4) million; July 31, 2023 – $113 million) and for the nine months ended July 31, 2024 was $281 million (July 31, 2023 – $442 million). For further discussion, refer to the How we measure and report our business segments section of our 2023 Annual Report.
(4)	Effective the third quarter of 2024, we moved the majority of our debt origination business from Global Markets to Corporate & Investment Banking. Comparative amounts have been revised from those previously presented.
(5)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
Financial performance
Q3 2024 vs. Q3 2023
Net income increased $223 million or 23% from a year ago, primarily driven by higher revenue in Corporate & Investment Banking and lower PCL. These factors were partially offset by higher taxes reflecting changes in earnings mix and higher compensation on increased results.
Total revenue increased $325 million or 12%.
Corporate & Investment Banking revenue increased $312 million or 23%, primarily due to higher municipal banking activity. Higher loan syndication activity in the U.S., higher debt origination in North America and the impact of foreign exchange translation also contributed to the increase.
Global Markets revenue decreased $12 million or 1%, largely due to lower fixed income trading revenue in the U.S. and lower equity trading revenue in North America. These factors were partially offset by higher debt origination in North America and the impact of foreign exchange translation.
Other revenue improved $25 million or 31%, reflecting lower unallocated funding and capital costs.
PCL decreased $171 million or 82%, mainly due to lower provisions on impaired loans in a few sectors, including the real estate and related and industrial products sectors, resulting in a decrease of 31 bps in the PCL on impaired loans ratio. Releases of provisions on performing loans in the current quarter as compared to the provisions taken in the prior year also contributed to the decrease.
Non-interest
expense increased $135 million or 8%, mainly driven by higher compensation on increased results and the impact of foreign exchange translation.

Royal Bank of Canada
  Third Quarter 2024

Q3 2024 vs. Q2 2024
Net income decreased $90 million or 7% from last quarter, mainly due to lower M&A activity in the U.S., partially offset by lower PCL on impaired loans in a few sectors.
Q3 2024 vs. Q3 2023 (Nine months ended)
Net income increased $436 million or 14% from the same period last year, mainly driven by higher revenue in Corporate & Investment Banking, partially offset by higher compensation on increased results and lower revenue in Global Markets.
Total revenue increased $622 million or 7%, mainly due to higher debt origination across all regions and higher M&A activity across most regions. These factors were partially offset by lower equity trading revenue in Canada.
PCL decreased $82 million or 19%, mainly reflecting lower provisions on performing loans, largely due to favourable changes to our macroeconomic forecast and scenario weights.
Non-interest
expense increased $288 million or 6%, mainly driven by higher compensation on increased results. The impact of foreign exchange translation and ongoing technology investments also contributed to the increase.

Corporate Support

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2024	April 30 2024	July 31 2023	July 31 2024	July 31 2023
Net interest income (loss) (1), (2)	$325	$323	$270	$953	$699
Non-interest income (loss) (1), (2), (3)	(473)	(229)	(273)	(1,167)	(927)
Total revenue (1), (3)	(148)	94	(3)	(214)	(228)
PCL	(3)	2	–	(1)	–
Non-interest expense (3)	380	436	259	1,320	535
Income (loss) before income taxes (1)	(525)	(344)	(262)	(1,533)	(763)
Income taxes (recoveries) (1)	(317)	(35)	(161)	(557)	555
Net income (loss)	$(208)	$(309)	$(101)	$(976)	$(1,318)

(1)	Teb adjusted.
(2)	Amounts for the three and nine months ended July 31, 2023 have been revised from those previously presented.
(3)	Revenue for the three months ended July 31, 2024 included gains of $166 million (April 30, 2024 and July 31, 2023 – gains of $64 million and gains of $129 million, respectively) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest
expense included $157 million (April 30, 2024 and July 31, 2023 – $60 million and $118 million, respectively) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans. Revenue for the nine months ended July 31, 2024 included gains of $452 million (July 31, 2023 – gains of $261 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest
expense included $423 million (July 31, 2023 – $237 million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.
Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.
Total revenue and Income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment related to gross-up
of income from the U.S. tax credit investment business and income from Canadian taxable corporate dividends received on or before December 31, 2023 that are recorded in Capital Markets. For further details on the elimination of the availability of the dividend received deduction for Canadian taxable corporate dividends after December 31, 2023, refer to the Economic, market and regulatory review and outlook section.
The teb amount for the three months ended July 31, 2024 was $231 million, compared to $(4) million in the prior quarter and $113 million in the same quarter last year. The teb amount for the nine months ended July 31, 2024 was $281 million, compared to $442 million in the same period last year.
The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.
Q3 2024
Net loss was $208 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $125 million, which is treated as a specified item. Unallocated costs also contributed to the net loss.
Q2 2024
Net loss was $309 million, primarily due to the
after-tax
impact of the HSBC Canada transaction and integration costs of $282 million, partially offset by the after-tax
impact of management of closing capital volatility related to the HSBC Canada transaction of $112 million, both of which are treated as specified items. Unallocated costs also contributed to the net loss.
Q3 2023
Net loss was $101 million, primarily due to the
after-tax
impact of the HSBC Canada transaction and integration costs of $84 million, which is treated as a specified item.
Q3 2024 (Nine months ended)
Net loss was $976 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $625 million, which is treated as a specified item. Unallocated costs also contributed to the net loss.

Royal Bank of Canada
  Third Quarter 2024   23

Q3 2023 (Nine months ended)
Net loss was $1,318 million, primarily due to the impact of the CRD and other tax related adjustments of $1,050 million, as well as the after-tax
impact of the HSBC Canada transaction and integration costs of $135 million, both of which are treated as specified items.
For further details on specified items, refer to the Key performance and non-GAAP
measures section.

Quarterly results and trend analysis
Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):
Quarterly results
(1), (2)

	2024			2023 (3)				2022
(Millions of Canadian dollars, except per share and percentage amounts)	Q3 (4)	Q2 (4)	Q1	Q4	Q3	Q2	Q1	Q4
Personal & Commercial Banking	$6,725	$5,990	$5,794	$5,718	$5,563	$5,298	$5,541	$5,419
Wealth Management (5)	4,765	4,618	4,537	4,188	4,402	4,394	4,560	4,287
Insurance (2)	285	298	363	248	336	272	154	644
Capital Markets (5), (6)	3,004	3,154	2,951	2,564	2,679	2,662	3,146	2,505
Corporate Support (6)	(148)	94	(160)	(33)	(3)	(181)	(44)	(288)
Total revenue	14,631	14,154	13,485	12,685	12,977	12,445	13,357	12,567
PCL	659	920	813	720	616	600	532	381
PBCAE (7)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	116
Non-interest expense	8,599	8,308	8,324	8,059	7,765	7,400	7,589	7,209
Income before income taxes	5,373	4,926	4,348	3,906	4,596	4,445	5,236	4,861
Income taxes	887	976	766	(33)	736	765	2,103	979
Net income	$4,486	$3,950	$3,582	$3,939	$3,860	$3,680	$3,133	$3,882
EPS – basic	$3.09	$2.75	$2.50	$2.77	$2.73	$2.60	$2.23	$2.75
– diluted	3.09	2.74	2.50	2.76	2.73	2.60	2.23	2.74
Effective income tax rate	16.5%	19.8%	17.6%	(0.8)%	16.0%	17.2%	40.2%	20.1%
Period average US$ equivalent of C$1.00	$0.730	$0.734	$0.745	$0.732	$0.750	$0.737	$0.745	$0.739

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Effective November 1, 2023, we adopted IFRS 17. The quarterly trend for the Insurance segment will not be fully comparable across the periods presented as they have been prepared under a different basis of accounting. The 2023 results have been restated as part of our adoption of IFRS 17 while results for fiscal 2022 are reported in accordance with IFRS 4
Insurance Contracts
.
(3)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(4)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section.
(5)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results have been revised from those previously presented.
(6)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2023 Annual Report.
(7)	As part of our adoption of IFRS 17, Insurance policyholder benefits, claims and acquisition expense (PBCAE) is no longer applicable. 2023 amounts have been restated from those previously presented.
n.a.	not applicable
Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months, which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.
Trend analysis
Earnings over the period have been impacted by the factors noted below.
Personal & Commercial Banking revenue has benefitted from solid volume growth in loans and deposits over the period. NIM has been favourably impacted over the majority of the period by the higher interest rate environment. NIM was adversely impacted by a shift in deposit mix over fiscal 2023 and the first half of 2024. HSBC Canada revenue has been included since the transaction closed on March 28, 2024.
Wealth Management revenue has generally benefitted from growth in average fee-based
client assets, which was impacted by market conditions. On July 3, 2023, we completed the sale of the European asset servicing activities of RBC Investor Services and its associated Malaysian centre of excellence. The fourth quarter of 2023 reflected impairment losses on our interest in an associated company.
As part of our adoption of IFRS 17, effective November 1, 2023, fluctuations in Insurance revenue are reflective of market conditions and insurance experience, while new business gains are deferred through CSM.
Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. In 2023, we saw strong client activity, driving higher sales & trading revenues, which continued into 2024. Beginning in the second quarter of 2024, we also saw an increase in investment banking activity as fee pools were muted in previous quarters.

Royal Bank of Canada
  Third Quarter 2024

PCL is comprised of provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, and exposures. Provisions on performing assets over the period have generally been reflective of unfavourable changes in credit quality. During the early part of the period, there were unfavourable changes in our macroeconomic forecast. Starting 2024, we have seen improvements in our macroeconomic forecast. The second quarter of 2024 includes initial PCL on the performing loans purchased in the HSBC Canada transaction. PCL on impaired assets was low during the early part of the period, but has generally trended upwards over the remainder of the period.
Non-interest
expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology. Beginning in fiscal 2023, expenses have also included HSBC Canada transaction and integration costs. HSBC Canada non-interest
expenses have been included since the transaction closed on March 28, 2024.
Our effective income tax rate has fluctuated over the period, mostly due to varying levels of tax adjustments and changes in earnings mix. The first quarter of 2023 reflects the impact of the CRD and other tax related adjustments. The fourth quarter of 2023 reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities.

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	July 31 2024	October 31 2023 (1)
Assets
Cash and due from banks	$55,230	$61,989
Interest-bearing deposits with banks	57,409	71,086
Securities, net of applicable allowance (2)	431,185	409,730
Assets purchased under reverse repurchase agreements and securities borrowed	325,401	340,191
Loans
Retail	619,452	569,951
Wholesale	358,143	287,826
Allowance for loan losses	(5,798)	(5,004)
Other – Derivatives	115,659	142,450
– Other	119,426	128,312
Total assets	$2,076,107	$2,006,531
Liabilities
Deposits	$1,361,265	$1,231,687
Other – Derivatives	126,884	142,629
– Other	450,029	505,682
Subordinated debentures	13,437	11,386
Total liabilities	1,951,615	1,891,384
Equity attributable to shareholders	124,391	115,048
Non-controlling interests	101	99
Total equity	124,492	115,147
Total liabilities and equity	$2,076,107	$2,006,531

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	Securities are comprised of trading and investment securities.
Q3 2024 vs. Q4 2023
Total assets increased $70 billion or 3% from October 31, 2023. Foreign exchange translation decreased total assets by $38 billion.
Cash and due from banks decreased $7 billion or 11%, largely due to lower deposits with central banks reflecting short-term
cash management activities.
Interest-bearing deposits with banks decreased $14 billion or 19%, primarily due to lower deposits with central banks reflecting short-term cash management activities.
Securities, net of applicable allowance, increased $21 billion or 5%, mainly due to the impact of the HSBC Canada transaction and higher equity trading securities reflecting favourable market conditions. These factors were partially offset by lower Canadian government debt trading securities reflecting liquidity management activities and market conditions.
Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $15 billion or 4%, primarily reflecting decreased client demand.
Loans (net of Allowance for loan losses) increased $119 billion or 14%, primarily due to the impact of the HSBC Canada transaction and volume growth in wholesale loans.

Royal Bank of Canada
  Third Quarter 2024   25

Derivative assets decreased $27 billion or 19%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts, partially offset by higher fair values on foreign exchange contracts and equity contracts.
Other assets decreased $9 billion or 7%, largely due to lower customers’ liability under acceptances, partially offset by higher goodwill and intangible assets from the impact of the HSBC Canada transaction.
Total liabilities increased $60 billion or 3%. Foreign exchange translation decreased total liabilities by $38 billion.
Deposits increased $130 billion or 11%, primarily due to the impact of the HSBC Canada transaction, higher retail term deposits attributable to clients’ investment preferences and higher demand deposits.
Derivative liabilities decreased $16 billion or 11%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts, partially offset by higher fair values on foreign exchange contracts and equity contracts.
Other liabilities decreased $56 billion or 11%, mainly due to lower obligations related to repurchase agreements (repos) reflecting decreased client demand and lower acceptances.
Subordinated debentures increased by $2 billion or 18%, reflecting new issuances, partially offset by redemptions.
Total equity increased $9 billion or 8%, reflecting earnings, net of dividends, and the issuance of limited recourse capital notes and common shares.

Off-balance sheet arrangements
In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our consolidated balance sheets.
Off-balance
sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risks, which are discussed in the Risk management section of this Q3 2024 Report to Shareholders.
The following provides an update to our significant
off-balance
sheet transactions, which are described on pages 60 to 63 of our 2023 Annual Report.
Involvement with unconsolidated structured entities
Multi-seller conduits
We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. Our maximum exposure to loss under these transactions primarily relates to backstop liquidity and partial credit enhancement facilities extended to the conduits. As at July 31, 2024, the total assets of the multi-seller conduits were $58 billion (October 31, 2023 – $54 billion) and our maximum exposure to loss was $59 billion (October 31, 2023 – $55 billion). The increase reflects higher securitization activities since October 31, 2023, mainly in the Auto and truck loans and leases and Consumer loans asset classes.
As at July 31, 2024, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $40 billion (October 31, 2023 – $37 billion). The rating agencies that rate the ABCP rated 100% (October 31, 2023 – 100%) of the total amount issued within the top ratings category.
Third-party securitization vehicles
We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at July 31, 2024, our maximum exposure to loss in these entities was $18 billion (October 31, 2023 – $15 billion). The increase in our maximum exposure to loss compared to last year reflects an increase in client activity with third-party securitization vehicles.

Risk management

Credit risk
Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance
sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading
activities.
Our Enterprise Credit Risk Management Framework (ECRMF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our ECRMF as described in our 2023 Annual Report.

Royal Bank of Canada
  Third Quarter 2024

Residential mortgages and home equity lines of credit (insured vs. uninsured)
(1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at July 31, 2024
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,488	43%	$11,412	57%	$19,900	$1,683
Quebec	11,958	26	34,878	74	46,836	3,236
Ontario	32,043	15	187,129	85	219,172	17,986
Alberta	18,933	44	24,125	56	43,058	4,418
Saskatchewan and Manitoba	8,491	41	12,178	59	20,669	1,740
B.C. and territories	12,799	15	75,240	85	88,039	7,960
Total Canada (5)	92,712	21	344,962	79	437,674	37,023
U.S.	–	–	32,775	100	32,775	2,113
Other International	–	–	3,191	100	3,191	1,521
Total International	–	–	35,966	100	35,966	3,634
Total	$92,712	20%	$380,928	80%	$473,640	$40,657

	As at April 30, 2024
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,484	43%	$11,094	57%	$19,578	$1,659
Quebec	12,107	26	34,488	74	46,595	3,251
Ontario	32,467	15	183,690	85	216,157	17,773
Alberta	19,246	45	23,656	55	42,902	4,465
Saskatchewan and Manitoba	8,542	41	12,050	59	20,592	1,752
B.C. and territories	13,040	15	74,466	85	87,506	7,861
Total Canada (5)	93,886	22	339,444	78	433,330	36,761
U.S.	–	–	32,893	100	32,893	2,119
Other International	–	–	3,152	100	3,152	1,521
Total International	–	–	36,045	100	36,045	3,640
Total	$93,886	20%	$375,489	80%	$469,375	$40,401

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Includes $40,640 million and $17 million of uninsured and insured home equity lines of credit, respectively (April 30, 2024 – $40,383 million and $18 million, respectively), reported within the personal loan category. The amounts in U.S. and Other International include term loans collateralized by residential properties.
(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(4)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	Total consolidated residential mortgages in Canada of $438 billion (April 30, 2024 – $433 billion) includes $12 billion (April 30, 2024 – $12 billion) of mortgages with commercial clients in Canadian Banking, of which $9 billion (April 30, 2024 – $9 billion) are insured, and $18 billion (April 30, 2024 – $18 billion) of residential mortgages in Capital Markets, of which $18 billion (April 30, 2024 – $18 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (April 30, 2024 – all insured).
Residential mortgages portfolio by amortization period
(1)
The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	July 31 2024			April 30 2024
	Canada (2)	U.S. and other International	Total	Canada (2)	U.S. and other International	Total
Amortization period
≤ 25 years	59%	30%	57%	58%	28%	56%
> 25 years ≤ 30 years	23	70	26	21	72	25
> 30 years ≤ 35 years	2	–	2	2	–	1
> 35 years	16	–	15	19	–	18
Total	100%	100%	100%	100%	100%	100%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Our policy is to originate mortgages with amortization periods of 30 years or less. Amortization periods greater than 30 years reflect the impact of increases in interest rates on our variable rate mortgage portfolios. For these loans, the amortization period resets to the original amortization schedule upon renewal. We do not originate mortgage products with a structure that would result in negative amortization, as payments on variable rate mortgages automatically increase to ensure accrued interest is covered.

Royal Bank of Canada
  Third Quarter 2024   27

Average
loan-to-value
(LTV) ratios
(1)
The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan
®
products by geographic region, as well as the respective LTV ratios for our total Canadian Banking residential mortgage portfolio outstanding.

	For the three months ended				For the nine months ended
	July 31 2024		April 30 2024		July 31 2024
	Uninsured		Uninsured		Uninsured
	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)
Average of newly originated and acquired for the period, by region (4)
Atlantic provinces	71%	69%	61%	66%	67%	68%
Quebec	71	69	55	60	62	66
Ontario	70	63	56	56	61	59
Alberta	72	70	59	61	64	66
Saskatchewan and Manitoba	72	71	62	66	68	69
B.C. and territories	67	61	45	46	49	51
U.S.	73	n.m.	71	n.m.	72	n.m.
Other International	72	n.m.	69	n.m.	72	n.m.
Average of newly originated and acquired for the period (5), (6), (7)	70%	65%	52%	53%	58%	58%
Total Canadian Banking residential mortgages portfolio (8)	55%	47%	57%	49%	55%	47%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.
(3)	RBC Homeline Plan products are comprised of both residential mortgages and home equity lines of credit.
(4)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.
(6)	For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
(7)	Includes the HSBC Canada portfolio acquired in Q2 2024, impacting the three months ended April 30, 2024 and the nine months ended July 31, 2024 periods. Excluding the acquired HSBC Canada portfolio, the average of newly originated and acquired residential mortgages and RBC Homeline Plan products for the three months ended April 30, 2024 was 70% and 65%, respectively, and for the nine months ended July 31, 2024 was 70% and 65%, respectively.
(8)	Weighted by mortgage balances and adjusted for property values based on the Teranet-National Bank House Price Index ‡ .
n.m.	not meaningful
Net International wholesale exposure by region, asset type and client type
(1), (2)
The following table provides a breakdown of our credit risk exposure by region, asset type and client type.

	As at
	July 31 2024								April 30 2024
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$15,280	$22,008	$6,365	$3,231	$24,283	$6,133	$16,468	$46,884	$52,570
U.K.	12,902	26,098	3,489	2,016	15,152	18,641	10,712	44,505	31,141
Caribbean	6,401	11,613	2,193	1,002	8,986	4,436	7,787	21,209	22,649
Asia-Pacific	5,656	31,290	4,449	1,657	18,724	20,679	3,649	43,052	40,707
Other (4)	1,683	1,545	2,707	324	2,731	1,760	1,768	6,259	5,588
Net International exposure (5), (6)	$41,922	$92,554	$19,203	$8,230	$69,876	$51,649	$40,384	$161,909	$152,655

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Exposures are calculated on a fair value basis and net of collateral, which includes $415 billion against repo-style transactions (April 30, 2024 – $362 billion) and $14 billion against derivatives (April 30, 2024 – $16 billion).
(3)	Securities include $15 billion of trading securities (April 30, 2024 – $14 billion), $36 billion of deposits (April 30, 2024 – $31 billion), and $42 billion of investment securities (April 30, 2024 – $40 billion).
(4)	Includes exposures in the Middle East, Africa and Latin America.
(5)	Excludes $5,640 million (April 30, 2024 – $6,846 million) of exposures to supranational agencies.
(6)	Reflects $3,988 million of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (April 30, 2024 – $3,788 million).

Royal Bank of Canada
  Third Quarter 2024

Credit quality performance
The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets:
Gross impaired loans

	As at and for the three months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2024	April 30 2024	October 31 2023
Personal & Commercial Banking	$3,668	$2,908	$1,905
Wealth Management	533	586	514
Capital Markets	1,484	1,838	1,285
Total GIL	$5,685	$5,332	$3,704
Impaired loans, beginning balance	$5,332	$4,198	$3,284
Classified as impaired during the period (new impaired) (1)	1,723	1,712	1,063
Net repayments (1)	(183)	(146)	(166)
Amounts written off	(644)	(546)	(466)
Other (2)	(543)	114	(11)
Impaired loans, balance at end of period	$5,685	$5,332	$3,704
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.58%	0.55%	0.42%
Personal & Commercial Banking	0.52%	0.42%	0.31%
Canadian Banking	0.48%	0.38%	0.26%
Caribbean Banking	3.20%	3.27%	3.45%
Wealth Management	0.46%	0.51%	0.44%
Capital Markets	0.98%	1.17%	0.89%

(1)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(2)	Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, amounts related to foreclosed properties held as investment properties and interests in joint ventures for certain co-lending
arrangements, foreign exchange translation and other movements.
Q3 2024 vs. Q2 2024
Total GIL increased $353 million or 7% from last quarter, and the total GIL ratio increased 3 bps, mainly due to higher impaired loans in Personal & Commercial Banking, partially offset by lower impaired loans in Capital Markets.
GIL in Personal & Commercial Banking increased $760 million or 26%, mainly due to higher impaired loans in our Canadian Banking commercial portfolio in a few sectors, including the real estate and related and forest products sectors.
GIL in Wealth Management decreased $53 million or 9%, mainly due to lower impaired loans in few sectors, including the consumer staples and mining and metals sectors.
GIL in Capital Markets decreased $354 million or 19%, mainly due to lower impaired loans in the real estate and related sector, partially offset by higher impaired loans in the banking sector. The reduction in GIL includes $442 million in foreclosed properties related to real estate and related loans which are accounted for as investment properties and interests in joint ventures for certain co-lending arrangements.
Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	July 31 2024	April 30 2024	October 31 2023
Personal & Commercial Banking	$4,590	$4,390	$3,718
Wealth Management	517	563	618
Capital Markets	1,030	1,119	1,012
Corporate Support and other	1	2	–
ACL on loans	6,138	6,074	5,348
ACL on other financial assets (1)	17	23	18
Total ACL	$6,155	$6,097	$5,366
ACL on loans is comprised of:
Retail	$2,873	$2,837	$2,591
Wholesale	1,745	1,732	1,609
ACL on performing loans	$4,618	$4,569	$4,200
ACL on impaired loans	1,520	1,505	1,148

(1)	ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.
Q3 2024 vs. Q2 2024
Total ACL increased $58 million or 1% from last quarter, mainly reflecting an increase in ACL on loans.
ACL on performing loans increased $49 million or 1%, mainly due to higher ACL in Personal & Commercial Banking, largely driven by unfavourable changes in credit quality and portfolio growth, partially offset by favourable changes in scenario weights. This was partially offset by lower ACL in Wealth Management, mainly reflecting favourable changes in scenario weights.

Royal Bank of Canada
  Third Quarter 2024   29

ACL on impaired loans increased $15 million or 1%, mainly due to higher ACL in Personal & Commercial Banking, partially offset by lower ACL in Capital Markets and Wealth Management.
For further details, refer to Note 5 of our Condensed Financial Statements.

Market risk
Market risk is defined to be the impact of market factors and prices upon our financial condition. This includes potential financial gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Management Framework from the framework described in our 2023 Annual Report. Using that framework, we continuously seek to ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors.
Market risk controls include limits on probabilistic measures of potential loss in trading positions, such as
Value-at-Risk
(VaR) and stress testing. Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB). To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. There has been no material change to the VaR or IRRBB measurement methodology, controls, or limits from those described in our 2023 Annual Report. For further details on our approach to the management of market risk, refer to the Market risk section of our 2023 Annual Report.
Market risk measures – FVTPL positions
VaR and Trading VaR
The following table presents our Market risk VaR and Trading VaR figures:

	July 31, 2024				April 30, 2024		July 31, 2023 (1)
		For the three months ended				For the three months ended		For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	As at	Average
Equity	$17	$15	$19	$12	$12	$10	$7	$10
Foreign exchange	8	6	10	3	3	4	5	4
Commodities	6	7	8	6	7	5	5	5
Interest rate (2)	35	29	37	23	36	26	27	28
Credit specific (3)	8	8	9	7	7	7	6	5
Diversification (4)	(45)	(35)	n.m.	n.m.	(33)	(24)	(30)	(28)
Trading VaR	$29	$30	$36	$23	$32	$28	$20	$24
Total VaR	$33	$38	$49	$31	$45	$86	$27	$36

	July 31, 2024				July 31, 2023 (1)
		For the nine months ended				For the nine months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average
Equity	$17	$11	$19	$6	$7	$12
Foreign exchange	8	5	10	2	5	3
Commodities	6	6	8	4	5	5
Interest rate (2)	35	30	44	22	27	30
Credit specific (3)	8	7	9	7	6	5
Diversification (4)	(45)	(30)	n.m.	n.m.	(30)	(31)
Trading VaR	$29	$29	$41	$20	$20	$24
Total VaR	$33	$82	$138	$31	$27	$46

(1)	Amounts have been revised from those previously presented to align with a trading VaR view.
(2)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(3)	Credit specific risk captures issuer-specific credit spread volatility.
(4)	Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful
Q3 2024 vs. Q3 2023
Average Trading VaR of $30 million increased $6 million from a year ago, primarily driven by exposure changes in our securities financing portfolio.
Average total VaR of $38 million remained relatively stable from a year ago.
Q3 2024 vs. Q2 2024
Average Trading VaR of $30 million remained relatively stable from last quarter.
Average total VaR of $38 million decreased $48 million, primarily due to the prior quarter impact of management of closing capital volatility related to the HSBC Canada transaction.
Q3 2024 vs. Q3 2023 (Nine months ended)
Average Trading VaR of $29 million increased $5 million from the same period last year, largely driven by exposure changes in our securities financing portfolio.

Royal Bank of Canada
  Third Quarter 2024

Average total VaR of $82 million increased $36 million, primarily due to the impact of management of closing capital volatility related to the HSBC Canada transaction.
The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We incurred no net trading losses in the three months ended July 31, 2024 and April 30, 2024.

Trading revenue (teb), (1) and Trading VaR (2) (millions of Canadian dollars)

50
40
30
20
10
0
-10
-20
-30
-40
-50
Aug 1, 2023
Oct 31, 2023
Jan 31, 2024
May 1, 2024
Jul 31, 2024
Trading Revenue (teb) (1)
Trading VaR (2)

(1)	Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.
(2)	In Q4 2023, VaR amounts in the chart above were revised from those previously presented to reflect Trading VaR corresponding to our trading portfolios.
Market risk measures for assets and liabilities of RBC Insurance
®
We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at July 31, 2024, we held assets in support of $19 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (April 30, 2024 – $19 billion).
Market risk measures – IRRBB sensitivities
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and
12-month
NII, assuming no subsequent hedging. Interest rate risk measures are based on current on-
and
off-balance
sheet positions which can change over time in response to business activity and management actions.

	July 31 2024						April 30 2024		July 31 2023
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact	Total	Canadian dollar impact	U.S. dollar impact	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(1,669)	$(153)	$(1,822)	$206	$119	$325	$(2,149)	$325	$(1,999)	$580
100 bps decrease in rates	1,613	(214)	1,399	(248)	(177)	(425)	1,803	(458)	1,789	(648)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
As at July 31, 2024, an immediate and sustained
-100
bps shock would have had a negative impact to our NII of $425 million, down from $458 million last quarter. An immediate and sustained +100 bps shock as at July 31, 2024 would have had a negative impact to the bank’s EVE of $1,822 million, down from $2,149 million last quarter. Quarter-over-quarter NII sensitivity remained relatively stable, while quarter-over-quarter EVE sensitivity decreased primarily in response to a marginal reduction in net fixed rate assets. During the third quarter of 2024, NII and EVE risks remained within approved limits.

Royal Bank of Canada
  Third Quarter 2024   31

Linkage of market risk to selected balance sheet items
The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading
market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at July 31, 2024
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$55,230	$–	$55,230	Interest rate
Interest-bearing deposits with banks	57,409	1	57,408	Interest rate
Securities
Trading	180,441	158,142	22,299	Interest rate, credit spread
Investment, net of applicable allowance	250,744	–	250,744	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	325,401	275,143	50,258	Interest rate
Loans
Retail	619,452	2	619,450	Interest rate
Wholesale	358,143	3,687	354,456	Interest rate
Allowance for loan losses	(5,798)	–	(5,798)	Interest rate
Other
Derivatives	115,659	113,023	2,636	Interest rate, foreign exchange
Other assets	103,083	10,902	92,181	Interest rate
Assets not subject to market risk (3)	16,343
Total assets	$2,076,107	$560,900	$1,498,864
Liabilities subject to market risk
Deposits	$1,361,265	$62,608	$1,298,657	Interest rate
Other
Obligations related to securities sold short	33,972	33,839	133	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	304,373	278,162	26,211	Interest rate
Derivatives	126,884	118,814	8,070	Interest rate, foreign exchange
Other liabilities	89,153	14,629	74,524	Interest rate
Subordinated debentures	13,437	–	13,437	Interest rate
Liabilities not subject to market risk (4)	22,531
Total liabilities	$1,951,615	$508,052	$1,421,032
Total equity	124,492
Total liabilities and equity	$2,076,107

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other material
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  Third Quarter 2024

	As at April 30, 2024
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$61,373	$–	$61,373	Interest rate
Interest-bearing deposits with banks	38,459	1	38,458	Interest rate
Securities
Trading	173,566	151,456	22,110	Interest rate, credit spread
Investment, net of applicable allowance	238,987	–	238,987	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	301,797	266,802	34,995	Interest rate
Loans
Retail	612,687	–	612,687	Interest rate
Wholesale	353,567	16,297	337,270	Interest rate
Allowance for loan losses	(5,715)	–	(5,715)	Interest rate
Other
Derivatives	130,199	127,529	2,670	Interest rate, foreign exchange
Other assets	110,346	11,197	99,149	Interest rate
Assets not subject to market risk (3)	15,784
Total assets	$2,031,050	$573,282	$1,441,984
Liabilities subject to market risk
Deposits	$1,327,603	$57,145	$1,270,458	Interest rate
Other
Obligations related to securities sold short	31,487	31,219	268	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	279,721	258,589	21,132	Interest rate
Derivatives	136,568	126,473	10,095	Interest rate, foreign exchange
Other liabilities	95,744	14,203	81,541	Interest rate
Subordinated debentures	13,464	–	13,464	Interest rate
Liabilities not subject to market risk (4)	24,859
Total liabilities	$1,909,446	$487,629	$1,396,958
Total equity	121,604
Total liabilities and equity	$2,031,050

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other material
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  Third Quarter 2024   33

Liquidity and funding risk
Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance
sheet and
off-balance
sheet cash flows.
Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy, and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite. There have been no material changes as described in our 2023 Annual Report.
Liquidity reserve
Our liquidity reserve consists only of available unencumbered liquid assets. Although unused wholesale funding capacity could be another potential source of liquidity, it is excluded in the determination of the liquidity reserve.

	As at July 31, 2024
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$112,639	$–	$112,639	$3,273	$109,366
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	329,287	360,461	689,748	418,218	271,530
Other securities	151,689	130,550	282,239	167,567	114,672
Other liquid assets (2)	33,235	–	33,235	29,132	4,103
Total liquid assets	$626,850	$491,011	$1,117,861	$618,190	$499,671

	As at April 30, 2024
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$99,832	$–	$99,832	$3,395	$96,437
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	313,620	327,290	640,910	384,177	256,733
Other securities	146,643	124,589	271,232	158,033	113,199
Other liquid assets (2)	33,214	–	33,214	28,047	5,167
Total liquid assets	$593,309	$451,879	$1,045,188	$573,652	$471,536

	As at
(Millions of Canadian dollars)	July 31 2024	April 30 2024
Royal Bank of Canada	$218,166	$228,869
Foreign branches	67,028	50,871
Subsidiaries	214,477	191,796
Total unencumbered liquid assets	$499,671	$471,536

(1)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(2)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to over-the-counter and exchange-traded derivative transactions.
The liquidity reserve is typically most affected by routine flows of retail and commercial client banking activities, where liquid asset portfolios reflect changes in deposit and loan balances, as well as business strategies and client flows related to the activities in Capital Markets. Corporate Treasury also affects liquidity reserves through the management of funding issuances, which could result in timing differences between when debt is issued and funds are deployed into business activities.
Q3 2024 vs. Q2 2024
Total unencumbered liquid assets increased $28 billion or 6% from last quarter, mainly due to an increase in on-balance sheet securities and cash reflecting growth in deposits.

Royal Bank of Canada
  Third Quarter 2024

Asset encumbrance
The table below provides a summary of our
on-
and
off-balance
sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at July 31, 2024, our unencumbered assets available as collateral comprised 24% of total assets (April 30, 2024 – 24%).

	As at
	July 31 2024					April 30 2024
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total
Cash and deposits with banks	$–	$3,273	$109,366	$–	$112,639	$–	$3,395	$96,437	$–	$99,832
Securities
Trading	81,577	–	106,812	2,392	190,781	80,608	–	100,152	2,400	183,160
Investment, net of applicable allowance	18,575	–	232,169	–	250,744	15,584	–	223,403	–	238,987
Assets purchased under reverse repurchase agreements and securities borrowed (4)	509,863	30,009	9,796	1,057	550,725	470,479	29,326	9,980	1,541	511,326
Loans
Retail
Mortgage securities	28,346	–	29,878	–	58,224	28,729	–	29,559	–	58,288
Mortgage loans	79,134	–	40,791	295,491	415,416	74,336	–	39,948	296,803	411,087
Non-mortgage loans	6,290	–	–	139,522	145,812	6,272	–	–	137,040	143,312
Wholesale	–	–	24,566	333,577	358,143	–	–	27,476	326,091	353,567
Allowance for loan losses	–	–	–	(5,798)	(5,798)	–	–	–	(5,715)	(5,715)
Segregated fund net assets	–	–	–	–	–	–	–	–	–	–
Other
Derivatives	–	–	–	115,659	115,659	–	–	–	130,199	130,199
Others (5)	29,132	–	4,103	86,191	119,426	28,047	–	5,167	92,916	126,130
Total assets	$752,917	$33,282	$557,481	$968,091	$2,311,771	$704,055	$32,721	$532,122	$981,275	$2,250,173

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Represents assets that are immediately available for use as collateral, including National Housing Act Mortgage-Backed Securities (NHA MBS), our unencumbered mortgage loans that qualify as eligible collateral at Federal Home Loan Banks (FHLB), as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the Federal Reserve Bank of New York (FRBNY).
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4)	Includes bank-owned liquid assets and securities received as collateral from off-balance
sheet securities financing, derivative transactions, and margin lending. Includes $30 billion (April 30, 2024 – $29 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(5)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
Q3 2024 vs. Q2 2024
Total unencumbered assets available as collateral increased $25 billion or 5% from last quarter, mainly due to an increase in securities and in cash and deposits with banks.
Funding
Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.
Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal as well as the stable portion of our commercial and institutional deposits, is the foundation of our structural liquidity position.
Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions.
We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.
We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.
Deposit and funding profile
As at July 31, 2024, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $957 billion or 56% of our total funding (April 30, 2024 – $943 billion or 57%). The remaining portion is comprised of short- and long-term wholesale funding.
Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.

Royal Bank of Canada
  Third Quarter 2024   35

Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at July 31, 2024, the notional value of issued and outstanding long-term debt subject to conversion under the
Bail-in
regime was $105 billion (April 30, 2024 – $109 billion).
For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.
Long-term debt issuance
We operate long-term debt issuance registered programs. The following table summarizes our registered programs and their authorized limits by geography:

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion

• Global Covered Bond Program – € 75 billion

• Japanese Issuance Programs – ¥1 trillion
We also raise long-term funding using Canadian Senior Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).
As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

Long-term debt (1) – funding mix by currency of issuance

Euro
19%
U.S. dollar
45%
Other
11%
Canadian
dollar
25%

Long-term debt (1) – funding mix by product

MBS/CMB (2)
7%
Covered bonds
25%
Cards securitization
3%
Subordinated debentures
6%
Unsecured funding
59%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds
The following table shows the composition of wholesale funding based on remaining term to maturity:
Composition of wholesale funding
(1)

	As at July 31, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,997	$70	$65	$100	$3,232	$–	$–	$3,232
Certificates of deposit and commercial paper (3)	7,285	14,529	16,342	24,474	62,630	–	–	62,630
Asset-backed commercial paper (4)	3,862	7,094	5,222	1,114	17,292	–	–	17,292
Senior unsecured medium-term notes (5)	44	5,011	13,118	15,460	33,633	20,864	50,185	104,682
Senior unsecured structured notes (6)	1,077	2,030	2,279	6,019	11,405	3,573	19,398	34,376
Mortgage securitization	37	487	553	2,256	3,333	1,630	11,880	16,843
Covered bonds/asset-backed securities (7)	–	1,775	2,218	5,490	9,483	14,412	43,609	67,504
Subordinated liabilities	–	–	1,500	1,250	2,750	2,070	8,883	13,703
Other (8)	4,919	264	368	2,803	8,354	16,399	163	24,916
Total	$20,221	$31,260	$41,665	$58,966	$152,112	$58,948	$134,118	$345,178
Of which:
– Secured	$8,716	$9,434	$8,115	$8,860	$35,125	$16,042	$55,489	$106,656
– Unsecured	11,505	21,826	33,550	50,106	116,987	42,906	78,629	238,522

Royal Bank of Canada
  Third Quarter 2024

	As at April 30, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$3,947	$312	$–	$116	$4,375	$–	$–	$4,375
Certificates of deposit and commercial paper (3)	12,883	19,008	18,663	15,599	66,153	–	–	66,153
Asset-backed commercial paper (4)	4,329	3,873	8,101	1,069	17,372	–	–	17,372
Senior unsecured medium-term notes (5)	2,589	11,435	5,007	20,148	39,179	15,666	53,963	108,808
Senior unsecured structured notes (6)	858	1,822	2,347	5,812	10,839	3,980	17,470	32,289
Mortgage securitization	–	1,066	405	1,815	3,286	1,307	12,720	17,313
Covered bonds/asset-backed securities (7)	–	–	1,720	3,620	5,340	13,401	47,647	66,388
Subordinated liabilities	–	1,500	–	1,500	3,000	3,273	7,698	13,971
Other (8)	4,794	268	1,706	1,890	8,658	16,945	145	25,748
Total	$29,400	$39,284	$37,949	$51,569	$158,202	$54,572	$139,643	$352,417
Of which:
– Secured	$9,019	$5,023	$10,975	$6,504	$31,521	$14,708	$60,367	$106,596
– Unsecured	20,381	34,261	26,974	45,065	126,681	39,864	79,276	245,821

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Includes bearer deposit notes (unsecured).
(4)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(5)	Includes deposit notes and floating rate notes (unsecured).
(6)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(7)	Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(8)	Includes tender option bonds (secured) of $5,017 million (April 30, 2024 – $4,835 million), other long-term structured deposits (unsecured) of $19,678 million (April 30, 2024 – $20,022 million), FHLB advances (secured) of $nil (April 30, 2024 – $688 million) and wholesale guaranteed interest certificates of $221 million (April 30, 2024 – $203 million).
Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.
The following table presents our major credit ratings:
Credit ratings
(1)

As at August 27, 2024
	Short-term debt	Legacy senior long-term debt (2)	Senior long- term debt (3)	Outlook
Moody’s ‡ (4)	P-1	Aa1	A1	stable
Standard & Poor’s ‡ (5)	A-1+	AA-	A	stable
Fitch Ratings ‡ (6)	F1+	AA	AA-	stable
DBRS ‡ (7)	R-1 (high)	AA (high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them and are subject to revision or withdrawal at any time by the rating organization.
(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On November 6, 2023, Moody’s affirmed our ratings with stable outlook.
(5)	On June 25, 2024, Standard & Poor’s affirmed our ratings with a stable outlook.
(6)	On June 11, 2024, Fitch Ratings affirmed our ratings with a stable outlook.
(7)	On May 10, 2024, DBRS affirmed our ratings with a stable outlook.
Additional contractual obligations for rating downgrades
We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required at the reporting date in the event of a one-,
two-
or
three-notch
downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market.
There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	July 31 2024			April 30 2024
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$195	$96	$194	$228	$137	$218
Other contractual funding or margin requirements (1)	36	64	11	44	46	87

(1)	Includes Guaranteed Investment Certificates (GICs) issued by our municipal markets business out of New York.

Royal Bank of Canada
  Third Quarter 2024   37

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a
30-day
period in an acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage level for LCR is 100%.
OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.
Liquidity coverage ratio common disclosure template
(1)

	For the three months ended
	July 31 2024
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$389,190
Cash outflows
Retail deposits and deposits from small business customers, of which:	$401,452	$39,590
Stable deposits (3)	130,360	3,911
Less stable deposits	271,092	35,679
Unsecured wholesale funding, of which:	451,980	214,045
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	170,428	40,017
Non-operational deposits	247,916	140,392
Unsecured debt	33,636	33,636
Secured wholesale funding		40,555
Additional requirements, of which:	389,439	81,464
Outflows related to derivative exposures and other collateral requirements	66,926	17,656
Outflows related to loss of funding on debt products	10,488	10,488
Credit and liquidity facilities	312,025	53,320
Other contractual funding obligations (5)	29,613	29,613
Other contingent funding obligations (6)	806,230	14,062
Total cash outflows		$419,329
Cash inflows
Secured lending (e.g., reverse repos)	$324,405	$55,613
Inflows from fully performing exposures	18,952	11,236
Other cash inflows	44,155	44,155
Total cash inflows		$111,004
		Total adjusted value
Total HQLA		$389,190
Total net cash outflows		308,325
Liquidity coverage ratio		126%

	April 30 2024
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$382,663
Total net cash outflows		299,253
Liquidity coverage ratio		128%

(1)	The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended July 31, 2024 is calculated as an average of 64 daily positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).
We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.
We maintain HQLA in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 87% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

Royal Bank of Canada
  Third Quarter 2024

LCR captures cash flows from
on-
and
off-balance
sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal
factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized
enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA
securities.
LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.
Q3 2024 vs. Q2 2024
The average LCR for the quarter ended July 31, 2024 was 126%, which translates into a surplus of approximately $81 billion, compared to 128% and a surplus of approximately $83 billion in the prior quarter. Average LCR remained relatively stable from the prior quarter reflecting loan growth and an increase in on-balance sheet securities, largely offset by growth in retail deposits.
Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.
Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the one-year
time horizon considered by the NSFR. Required stable funding is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance
sheet exposures.
OSFI requires Canadian Domestic Systemically Important Banks
(D-SIBs)
to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada
  Third Quarter 2024   39

Net Stable Funding Ratio common disclosure template
(1)

	As at July 31, 2024
	Unweighted value by residual maturity (2)
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted value
Available Stable Funding (ASF) Item
Capital:	$125,974	$–	$–	$12,355	$138,329
Regulatory Capital	125,974	–	–	12,355	138,329
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	329,056	132,719	55,830	69,334	535,412
Stable deposits (3)	97,570	55,431	28,748	31,633	204,294
Less stable deposits	231,486	77,288	27,082	37,701	331,118
Wholesale funding:	318,514	444,936	72,775	160,001	386,619
Operational deposits (4)	178,861	–	–	–	89,431
Other wholesale funding	139,653	444,936	72,775	160,001	297,188
Liabilities with matching interdependent assets (5)	–	1,921	2,914	21,976	–
Other liabilities:	50,222	224,416			16,642
NSFR derivative liabilities		27,848
All other liabilities and equity not included in the above categories	50,222	178,794	2,265	15,509	16,642
Total ASF					$1,077,002
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$42,525
Deposits held at other financial institutions for operational purposes	–	1,507	–	–	753
Performing loans and securities:	275,076	324,259	122,186	532,035	771,234
Performing loans to financial institutions secured by Level 1 HQLA	–	100,277	8,794	31	10,206
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	6,053	123,246	30,686	21,824	60,641
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	184,289	54,314	32,987	173,767	347,865
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	615	438	4,966	3,754
Performing residential mortgages, of which:	39,502	43,807	48,026	314,878	293,947
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	39,502	43,775	47,994	313,716	292,928
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	45,232	2,615	1,693	21,535	58,575
Assets with matching interdependent liabilities (5)	–	1,921	2,914	21,976	–
Other assets:	4,103	319,198			93,037
Physical traded commodities, including gold	4,103				3,488
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		22,899			19,464
NSFR derivative assets		26,811			–
NSFR derivative liabilities before deduction of variation margin posted		58,430			2,921
All other assets not included in the above categories	–	146,290	109	64,659	67,164

Off-balance sheet items		873,142			33,888
Total RSF					$941,437
Net Stable Funding Ratio (%)					114%

	As at April 30, 2024
(Millions of Canadian dollars, except percentage amounts)					Weighted value
Total ASF					$1,045,019
Total RSF					940,401
Net Stable Funding Ratio (%)					111%

(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)	Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs), NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted and
Off-balance
sheet items.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small- and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Interdependent assets and liabilities represent NHA MBS liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Royal Bank of Canada
  Third Quarter 2024

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe would be available.
Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.
Q3 2024 vs. Q2 2024
The NSFR as at July 31, 2024 was 114%, which translates into a surplus of approximately $136 billion, compared to 111% and a surplus of approximately $105 billion in the prior quarter. NSFR increased compared to the previous quarter, mainly due to higher available stable funding driven by an increase in the weighted value of retail deposits and wholesale funding.
Contractual maturities of financial assets, financial liabilities and off-balance
sheet items
The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance
sheet items at their carrying value (e.g., amortized cost or fair value) and maturity profiles of assets and liabilities of insurance contracts and reinsurance contracts held at their carrying value based on the estimated timing of when the cash flows are expected to occur at the balance sheet date.
Off-balance
sheet items are allocated based on the expiry date of the contract.
Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement and internal liquidity section within the Liquidity and funding risk section of our 2023 Annual Report.

	As at July 31, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$110,247	$11	$–	$–	$–	$–	$–	$–	$2,381	$112,639
Securities
Trading (1)	89,574	299	201	188	12	72	673	10,860	78,562	180,441
Investment, net of applicable allowance	4,346	5,256	6,205	8,080	14,007	46,465	74,886	90,340	1,159	250,744
Assets purchased under reverse repurchase agreements and securities borrowed (2)	148,751	67,372	56,401	15,439	17,619	31	–	–	19,788	325,401
Loans, net of applicable allowance	34,463	36,495	47,089	46,698	54,269	274,292	296,722	77,946	103,823	971,797
Other
Customers’ liability under acceptances	130	572	2	–	–	–	5	–	(32)	677
Derivatives	8,459	12,728	9,009	6,074	4,354	13,057	23,544	38,434	–	115,659
Other financial assets	40,608	2,639	2,226	697	803	155	687	1,821	3,793	53,429
Total financial assets	436,578	125,372	121,133	77,176	91,064	334,072	396,517	219,401	209,474	2,010,787
Other non-financial assets	7,768	2,309	1,788	199	119	2,146	2,788	10,111	38,092	65,320
Total assets	$444,346	$127,681	$122,921	$77,375	$91,183	$336,218	$399,305	$229,512	$247,566	$2,076,107
Liabilities and equity
Deposits (3)
Unsecured borrowing	$110,259	$73,064	$90,917	$70,514	$75,563	$62,513	$79,481	$37,400	$645,017	$1,244,728
Secured borrowing	4,136	8,846	6,810	3,352	1,692	6,719	17,128	8,915	–	57,598
Covered bonds	–	1,776	2,221	1,465	3,945	13,019	32,692	3,821	–	58,939
Other
Acceptances	130	571	2	–	–	–	5	–	–	708
Obligations related to securities sold short	33,972	–	–	–	–	–	–	–	–	33,972
Obligations related to assets sold under repurchase agreements and securities loaned (2)	203,464	54,845	7,512	9,935	6,402	3	–	–	22,212	304,373
Derivatives	9,486	16,546	11,451	7,497	8,502	14,148	23,250	36,004	–	126,884
Other financial liabilities	38,054	3,218	2,800	1,888	1,916	957	2,367	16,808	1,310	69,318
Subordinated debentures	–	–	–	–	–	1,987	–	11,450	–	13,437
Total financial liabilities	399,501	158,866	121,713	94,651	98,020	99,346	154,923	114,398	668,539	1,909,957
Other non-financial liabilities	1,103	1,124	5,655	341	157	1,397	1,379	19,625	10,877	41,658
Equity	–	–	–	–	–	–	–	–	124,492	124,492
Total liabilities and equity	$400,604	$159,990	$127,368	$94,992	$98,177	$100,743	$156,302	$134,023	$803,908	$2,076,107
Off-balance sheet items
Financial guarantees	$776	$2,737	$3,887	$4,751	$3,689	$980	$7,104	$1,122	$40	$25,086
Commitments to extend credit	3,996	9,925	17,470	17,863	22,595	65,158	212,426	25,219	3,857	378,509
Other credit-related commitments	29,444	1,544	2,358	2,458	3,009	377	1,234	110	85,922	126,456
Other commitments	6	10	18	18	18	62	152	188	936	1,408
Total off-balance sheet items	$34,222	$14,216	$23,733	$25,090	$29,311	$66,577	$220,916	$26,639	$90,755	$531,459

(1)	With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Royal Bank of Canada
  Third Quarter 2024   41

	As at April 30, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$97,580	$11	$–	$–	$–	$–	$–	$–	$2,241	$99,832
Securities
Trading (1)	87,638	225	300	191	29	57	686	10,782	73,658	173,566
Investment, net of applicable allowance	5,158	8,386	4,412	5,188	7,599	45,901	76,182	85,011	1,150	238,987
Assets purchased under reverse repurchase agreements and securities borrowed (2)	124,533	71,600	39,967	28,174	17,906	1	–	–	19,616	301,797
Loans, net of applicable allowance	48,164	32,869	41,487	51,113	50,861	243,493	313,973	77,250	101,329	960,539
Other
Customers’ liability under acceptances	6,560	2,543	–	2	–	–	5	–	(51)	9,059
Derivatives	10,115	12,843	7,860	8,177	6,419	15,184	27,909	41,692	–	130,199
Other financial assets	38,392	3,200	1,820	709	966	164	671	1,987	3,881	51,790
Total financial assets	418,140	131,677	95,846	93,554	83,780	304,800	419,426	216,722	201,824	1,965,769
Other non-financial assets	8,062	2,333	1,791	159	131	2,745	2,612	9,598	37,850	65,281
Total assets	$426,202	$134,010	$97,637	$93,713	$83,911	$307,545	$422,038	$226,320	$239,674	$2,031,050
Liabilities and equity
Deposits (3)
Unsecured borrowing	$91,143	$80,798	$83,610	$80,978	$64,877	$59,440	$79,604	$33,161	$638,515	$1,212,126
Secured borrowing	4,802	6,893	9,644	2,105	2,245	6,683	16,086	9,966	–	58,424
Covered bonds	–	–	1,722	2,154	1,427	11,876	34,979	4,895	–	57,053
Other
Acceptances	6,560	2,543	–	2	–	–	5	–	–	9,110
Obligations related to securities sold short	31,487	–	–	–	–	–	–	–	–	31,487
Obligations related to assets sold under repurchase agreements and securities loaned (2)	192,996	43,991	12,306	40	8,596	5	–	–	21,787	279,721
Derivatives	9,432	15,297	8,632	10,408	7,561	15,926	28,281	41,031	–	136,568
Other financial liabilities	39,024	2,925	3,320	1,852	2,073	1,067	2,378	16,393	1,507	70,539
Subordinated debentures	–	–	–	–	–	1,947	–	11,517	–	13,464
Total financial liabilities	375,444	152,447	119,234	97,539	86,779	96,944	161,333	116,963	661,809	1,868,492
Other non-financial liabilities	2,347	982	98	4,597	199	1,264	1,260	19,574	10,633	40,954
Equity	–	–	–	–	–	–	–	–	121,604	121,604
Total liabilities and equity	$377,791	$153,429	$119,332	$102,136	$86,978	$98,208	$162,593	$136,537	$794,046	$2,031,050
Off-balance sheet items
Financial guarantees	$1,075	$2,340	$3,858	$4,073	$4,657	$987	$7,699	$843	$19	$25,551
Commitments to extend credit	4,261	12,228	14,509	17,925	22,640	62,144	208,876	25,822	4,685	373,090
Other credit-related commitments	29,105	1,992	2,383	2,353	2,437	572	1,026	109	83,484	123,461
Other commitments	6	11	16	17	18	62	152	193	965	1,440
Total off-balance sheet items	$34,447	$16,571	$20,766	$24,368	$29,752	$63,765	$217,753	$26,967	$89,153	$523,542

(1)	With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short-term, have been included in the with no specific maturity category.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Capital management
We continue to manage our capital in accordance with our Capital Management Framework as described in our 2023 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including OSFI guidance, in order to ensure compliance with these requirements as disclosed in the Capital management section in our 2023 Annual Report, as updated below.
OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1 and Total capital ratios. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the Internal Ratings Based (IRB) Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We apply the IRB approach to credit risk to determine minimum regulatory capital requirements for the majority of our portfolios, including most of the exposures acquired from the HSBC Canada transaction. Certain credit risk portfolios are subject to SA, primarily in Wealth Management including our City National wholesale portfolio, our Caribbean Banking operations and certain non-mortgage
retail portfolios acquired through the HSBC Canada transaction. For consolidated regulatory reporting of market risk capital and operational risk capital, we use the revised SA based on OSFI rules as further noted below.
The Financial Stability Board (FSB) has
re-designated
us as a Global Systemically Important Bank
(G-SIB).
This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the
D-SIB
requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian
D-SIBs
to further ensure the financial stability of the Canadian financial system. The current OSFI requirement for the DSB is set at 3.5% of total RWA as reaffirmed by OSFI on June 18, 2024.

Royal Bank of Canada
  Third Quarter 2024

Under OSFI’s Total Loss Absorbing Capacity (TLAC) guideline,
D-SIBs
are required to maintain a risk-based TLAC ratio which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio which builds on the leverage ratio described in OSFI’s LR guideline. The TLAC requirement is intended to address the sufficiency of a
D-SIB’s
loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.
Effective Q2 2023 we implemented OSFI’s first phase of the adoption of the final BCBS Basel III reforms consisting of revised capital, leverage and disclosure guidelines. The second phase of OSFI’s implementation of the final BCBS Basel III reforms relating to the revised credit valuation adjustment (CVA) and market risk chapters of the CAR guideline came into effect in Q1 2024. The adoption of the revised CVA and market risk rules reflects adoption of a revised SA framework for CVA and a revised SA for market risk, as well as the discontinuation of our existing internal models-based approach used for market risk RWA determination. The revised Pillar 3 disclosure requirements effective upon adoption of these revised rules were reflected in our Q1 2024 standalone Pillar 3 Report. In addition, as prescribed by the CAR guidelines, effective Q1 2024 our regulatory capital floor transitioned to a new regulatory capital floor of 67.5% of RWA for fiscal 2024 from 65% of RWA in fiscal 2023. On July 5, 2024, OSFI announced a one-year
delay to the increase in the capital floor factor, maintaining the current 67.5% of RWA (as calculated using only SA for credit, market and operational risk) factor throughout 2024 and 2025, and delaying the 70% factor implementation from 2025 to 2026, and the 72.5% factor implementation from 2026 to 2027.
Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. Our insurance platform continues to be allocated capital based on fully diversified economic capital, similar to past quarters. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
For further details, refer to the Capital management section of our 2023 Annual Report.
The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at July 31, 2024 (4)	RBC capital, leverage and TLAC ratios as at July 31, 2024
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)

Common Equity Tier 1	4.5%	2.6%	7.1%	1.0%	8.1%	3.5%	11.6%	13.0%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	3.5%	13.1%	14.5%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	3.5%	15.1%	16.3%
Leverage ratio	3.0%	n.a.	3.0%	0.5%	3.5%	n.a.	3.5%	4.2%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	3.5%	25.1%	28.4%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	n.a.	7.25%	8.3%

(1)	A capital surcharge, equal to the higher of our
D-SIB
surcharge and the BCBS’s
G-SIB
surcharge, is applicable to risk-weighted capital. For leverage ratio, only 50% of our D-SIB surcharge for capital is the required surcharge.
(2)	The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI’s CAR guidelines, was 0.07% as at July 31, 2024 (April 30, 2024 – 0.05%; October 31, 2023 – 0.06%).
(3)	The DSB can range from 0% to 4% of total RWA and is currently set at 3.5%.
(4)	Minimum target requirements reflect CCyB requirements as at July 31, 2024 which are subject to change based on exposures held at the reporting date.
n.a.	not applicable

Royal Bank of Canada
  Third Quarter 2024   43

The following table provides details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2024	April 30 2024	October 31 2023
Capital (1), (2)
CET1 capital	$86,230	$83,497	$86,611
Tier 1 capital	95,724	92,444	93,904
Total capital	108,079	105,353	104,952
RWA used in calculation of capital ratios (1), (2)
Credit risk	$540,482	$531,381	$475,842
Market risk	32,920	35,156	40,498
Operational risk	87,775	87,165	79,883
Total RWA	$661,177	$653,702	$596,223
Capital ratios and Leverage ratio (1), (2)
CET1 ratio	13.0%	12.8%	14.5%
Tier 1 capital ratio	14.5%	14.1%	15.7%
Total capital ratio	16.3%	16.1%	17.6%
Leverage ratio	4.2%	4.2%	4.3%
Leverage ratio exposure	$2,271,007	$2,219,019	$2,179,590
TLAC available and ratios (1), (3)
TLAC available	$187,656	$179,902	$184,916
TLAC ratio	28.4%	27.5%	31.0%
TLAC leverage ratio	8.3%	8.1%	8.5%

(1)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(2)	Capital, RWA and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. The period ended October 31, 2023 reflects our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023, as further updated on October 20, 2023 as part of OSFI’s implementation of the Basel III reforms. The periods ended July 31, 2024 and April 30, 2024 also reflect our adoption of the revised market risk and CVA frameworks that came into effect on November 1, 2023.
(3)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as a percentage of total RWA and leverage exposure, respectively.

Royal Bank of Canada
  Third Quarter 2024

Q3 2024 vs. Q2 2024

(1)	Represents rounded figures.
(2)	Represents net internal capital generation of $2.5 billion or 38 bps consisting of Net income available to shareholders excluding the impact of the specified item, less common and preferred share dividends and distributions on other equity instruments.
(3)	Excludes the specified item for transaction and integration costs relating to the HSBC Canada transaction.
(4)	Includes the impact of the specified item noted above.
Our CET1 ratio was 13.0%, up 20 bps from last quarter, mainly reflecting net internal capital generation, partially offset by RWA growth (excluding FX).
Total RWA increased by $7 billion, mainly due to the impact of net credit migration and foreign exchange translation. The net impact of business growth, mainly driven by wholesale and personal lending, partly offset by lower market risk, also contributed to the increase. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.
Our Tier 1 capital ratio of 14.5% was up 40 bps, mainly reflecting the factors noted above under the CET1 ratio and the net impact of Tier 1 issuances and redemptions.
Our Total capital ratio of 16.3% was up 20 bps, mainly reflecting the factors noted above under the Tier 1 capital ratio.
Our Leverage ratio of 4.2% was unchanged from last quarter, as net internal capital generation was offset by business-driven growth in leverage exposures.
Leverage exposures increased by $52 billion, primarily due to volume growth in repo-style transactions, interest-bearing deposits with banks and securities. The impact of foreign exchange translation also contributed to the increase.
Our TLAC ratio of 28.4% was up 90 bps, reflecting a favourable impact from a net increase in eligible external TLAC instruments, as well as the factors noted above under the Total capital ratio.
Our TLAC leverage ratio of 8.3% was up 20 bps, reflecting a favourable impact from a net increase in eligible external TLAC instruments, as well as the factors noted above under the Leverage ratio.
External TLAC instruments include long-term debt subject to conversion under the
Bail-in
regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.

Royal Bank of Canada
  Third Quarter 2024   45

Selected capital management activity
The following table provides our selected capital management activity:

	For the three months ended July 31, 2024			For the nine months ended July 31, 2024
(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		683	$66	1,311	$126
Issued under the DRIP (2)		–	–	11,850	1,460
Purchased for cancellation (3)		(480)	(7)	(480)	(7)
Redemption of preferred shares, Series C-2 (3)	November 7, 2023	–	–	(15)	(23)
Issuance of preferred shares, Series BU (3), (4)	January 25, 2024	–	–	750	750
Issuance of limited recourse capital notes (LRCNs) Series 4 (3), (4), (5)	April 24, 2024	–	–	1,000	1,370
Redemption of preferred shares, Series AZ (3), (4)	May 24, 2024	(20,000)	(500)	(20,000)	(500)
Issuance of preferred shares, Series BW (3), (4)	July 24, 2024	600	600	600	600
Tier 2 capital
Issuance of April 3, 2034 subordinated debentures (3), (4)	April 2, 2024		$–		$2,000
Redemption of July 25, 2029 subordinated debentures (3), (4)	July 25, 2024		(1,500)		(1,500)
Issuance of August 8, 2034 subordinated debentures (3), (4)	July 29, 2024		1,250		1,250

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	On February 28, 2024, we announced our intention to satisfy requirements of the DRIP through open market share purchases with no discount from the Average Market Price (as defined in the DRIP) for our May 24, 2024 dividend and for future dividends declared until further notice. The requirements of the DRIP were satisfied through shares issued from treasury for the first two quarters of 2024 and through open market share purchases for the third quarter of 2024.
(3)	For further details, refer to Note 11 of our Condensed Financial Statements.
(4)	Non-Viability Contingent Capital (NVCC) instruments.
(5)	For the LRCNs, the number of shares represents the number of notes issued.
On June 10, 2024, we announced a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares, commencing on June 12, 2024 and continuing until June 11, 2025, or such earlier date as we complete the repurchase of all shares permitted under the bid. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 480 thousand, at a cost of approximately $73 million.
We determine the amount and timing of purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.
On November 7, 2023, we redeemed all 15 thousand of our issued and outstanding
Non-Cumulative
First Preferred Shares Series
C-2
at a redemption price of US$1,000 per share. Concurrently, we redeemed all 615 thousand Series
C-2
depositary shares, each of which represents a
one-fortieth
interest in a Series
C-2
share.
On January 25, 2024, we issued 750 thousand
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BU (NVCC) to certain institutional investors at a price of $1,000 per share.
On April 2, 2024, we issued $2,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 5.096% per annum until April 3, 2029, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.56% thereafter until their maturity on April 3, 2034.
On April 24, 2024, we issued US$1,000 million of LRCN Series 4 at a price of US$1,000 per note. The LRCN Series 4 bear interest at a fixed rate of 7.5% per annum until May 2, 2029. Thereafter, the interest rate on the LRCN Series 4 will reset every five years at a rate per annum equal to the prevailing
5-Year
U.S. Treasury Rate plus 2.887% until their maturity on May 2, 2084.
On May 24, 2024, we redeemed all 20 million of our issued and outstanding
Non-Cumulative
5-Year
Rate Reset First Preferred Shares Series AZ at a redemption price of $25 per share.
On July 24, 2024, we issued 600 thousand
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BW (NVCC) to certain institutional investors at a price of $1,000 per share.
On July 25, 2024, we redeemed all $1,500 million of our outstanding NVCC 2.74% subordinated debentures due July 25, 2029 for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On July 29, 2024, we issued $1,250 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.829% per annum until August 8, 2029, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.55% thereafter until their maturity on August 8, 2034.
On August 24, 2024, we redeemed all 20 million of our issued and outstanding
Non-Cumulative
5-Year
Rate Reset First Preferred Shares Series BB at a redemption price of $25 per share.

Royal Bank of Canada
  Third Quarter 2024

Selected share data
(1)

	As at July 31, 2024
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,415,053	$20,977	$1.42
Treasury shares – common shares (2)	(1,387)	(191)
Common shares outstanding	1,413,666	$20,786
Stock options and awards
Outstanding	8,049
Exercisable	3,626
First preferred shares issued
Non-cumulative Series BB (3), (4)	20,000	$500	$0.23
Non-cumulative Series BD (3), (4)	24,000	600	0.20
Non-cumulative Series BF (3), (4)	12,000	300	0.19
Non-cumulative Series BH (4)	6,000	150	0.31
Non-cumulative Series BI (4)	6,000	150	0.31
Non-cumulative Series BO (3), (4)	14,000	350	0.37
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%
Non-cumulative Series BU (3), (4), (5)	750	750	7.41%
Non-cumulative Series BW (3), (4), (5)	600	600	6.70%
Other equity instruments issued
Limited recourse capital notes Series 1 (3), (4), (6), (7)	1,750	1,750	4.50%
Limited recourse capital notes Series 2 (3), (4), (6), (7)	1,250	1,250	4.00%
Limited recourse capital notes Series 3 (3), (4), (6), (7)	1,000	1,000	3.65%
Limited recourse capital notes Series 4 (3), (4), (6), (7)	1,000	1,370	7.50%
Preferred shares and other equity instruments issued	89,100	9,520
Treasury instruments – preferred shares and other equity instruments (2)	(39)	(28)
Preferred shares and other equity instruments outstanding	89,061	$9,492
Dividends on common shares		$2,009
Dividends on preferred shares and distributions on other equity instruments (8)		106

(1)	For further details about our capital management activity, refer to Note 11 of our Condensed Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(6)	For LRCN Series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(7)	In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of First Preferred Shares Series BR (Series BR); in connection with the issuance of LRCN Series 3, on June 8, 2021, we issued $1,000 million of First Preferred Shares Series BS (Series BS); and in connection with the issuance of LRCN Series 4 on April 24, 2024, we issued US$1,000 million of First Preferred Shares Series BV (Series BV). The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and the Series BV preferred shares were issued at a price of US$1,000 per share. The Series BQ, BR, BS and BV preferred shares were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure. For further details, refer to Note 20 of our 2023 Annual Consolidated Financial Statements.
(8)	Excludes distributions to non-controlling interests.
As at August 23, 2024, the number of outstanding common shares was 1,414,455,806, net of treasury shares held of 596,325, and the number of stock options and awards was 7,959,865.
NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable
or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at July 31, 2024, which were the preferred shares Series BB, BD, BF, BH, BI, BO, BT, BU, BW, LRCN Series 1, LRCN Series 2, LRCN Series 3, LRCN Series 4 and subordinated debentures due on January 27, 2026, December 23, 2029, June 30, 2030, January 28, 2033, November 3, 2031, May 3, 2032, February 1, 2033, April 3, 2034, and August 8, 2034 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares at the time of the trigger event
(10-day
weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of approximately 6.0 billion common shares, in aggregate, which would represent a dilution impact of 81.0% based on the number of common shares outstanding as at July 31, 2024.

Royal Bank of Canada
  Third Quarter 2024   47

Accounting and control matters

Summary of accounting policies and estimates
Our Condensed Financial Statements are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. Our significant accounting policies are described in Note 2 of our audited 2023 Annual Consolidated Financial Statements and Note 2 of our Condensed Financial Statements.

Changes in accounting policies and disclosures
Changes in accounting policies
During the first quarter of 2024, we adopted IFRS 17
Insurance Contracts
(IFRS 17), replacing IFRS 4
Insurance Contracts
(IFRS 4). Our updated critical accounting policies and estimates for insurance and reinsurance contracts are described below. We have applied IFRS 17 retrospectively and restated comparative period results beginning November 1, 2022. Adjustments to the carrying amounts of insurance and reinsurance contracts at the transition date of November 1, 2022 were recognized in Retained earnings. The comparative period information for insurance and reinsurance contracts prior to November 1, 2022 is presented in accordance with our previous accounting policies.
As permitted by the transition provisions of IFRS 17, we reclassified certain financial assets between fair value classification categories at the date of initial application of IFRS 17. The reclassifications resulted in no adjustments to the carrying amounts of financial assets as at November 1, 2023. Retained earnings and Other components of equity as at November 1, 2023 were adjusted as a result with no net impact to total equity. As permitted, we elected not to restate comparative period results for these changes and accordingly, comparative period information for the impacted financial assets prior to November 1, 2023 is presented in accordance with our previous classifications.
Refer to Note 2 of our Condensed Financial Statements for details of these changes.
Insurance and reinsurance contracts
For insurance and reinsurance contracts measured using the general measurement method or variable fee approach, the carrying amount of a group of contracts is measured as the sum of the fulfilment cash flows and CSM. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial
risk, discounted using the current rates as at the reporting date determined using the discount rate methodologies below. The estimates of future cash flows consider probability-weighted scenarios and include all future cash flows that are within the contract boundary. The risk adjustment for non-financial
risk is estimated using the margin approach and represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arise from non-financial
risk as the insurance contract is fulfilled. The measurement of the group of contracts requires the use of judgment in setting methodologies and assumptions for mortality, morbidity, policy lapses and other policyholder behaviour, discount rates, policy dividends, and directly attributable expenses including acquisition expenses allocated using a systematic and rational method. Changes to the underlying assumptions and estimates may have a significant effect on
Non-interest
income – Insurance service result and Insurance investment result.
Discount rates used reflect the time value of money and are based on the characteristics of the insurance and reinsurance contracts. Cash flows that vary based on the returns on underlying items are discounted at rates reflecting that variability. For cash flows that do not vary based on the returns on underlying items, we predominantly apply the top-down
approach in determining discount rates. Under this approach, the discount rates for the observable periods are determined using yield curves implied from a reference portfolio of assets adjusted to eliminate factors (market and credit risk of the financial assets) that are not relevant to the insurance contracts. For unobservable periods, the discount rates are interpolated using the last observable point and the ultimate discount rate that is composed of a risk-free rate and illiquidity premium. For a selected portfolio, the bottom-up
approach is applied in determining the discount rate, which uses a risk-free rate plus an illiquidity premium to reflect the characteristics of the contracts. Management judgment is required in estimating the market and credit risk factors and illiquidity premiums in determining the discount rates.
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM for insurance and reinsurance contacts are released into income based on coverage units, which represent the quantity of service (insurance coverage as well as investment-return and investment-related services) provided by a group of contracts and are determined by considering the quantity of benefits provided under each contract and the expected coverage duration.
Refer to Note 2 of our Condensed Financial Statements for further information.

Royal Bank of Canada
  Third Quarter 2024

Future changes in accounting policies and disclosures
IFRS 18
Presentation and Disclosure in Financial Statements
(IFRS 18)
In April 2024, the IASB issued IFRS 18 which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1
Presentation of Financial Statements
and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. The standard introduces new defined subtotals to be presented in the Consolidated Statements of Income, disclosure of management-defined performance measures and requirements for grouping of information. This standard will be effective for us on November 1, 2027. We are currently assessing the impact of adopting this standard on our Consolidated Financial Statements.
Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued
Amendments to the Classification and Measurement of Financial Instruments
which amends IFRS 9
Financial Instruments
and IFRS 7
Financial Instruments: Disclosures
(the Amendments). The Amendments clarify classification guidance for financial assets with environmental, social and governance-linked features and introduce additional related disclosure requirements. The Amendments will be effective for us on November 1, 2026. We are currently assessing the impact of adopting the Amendments on our Consolidated Financial Statements.

Controls and procedures
Disclosure controls and procedures
As of July 31, 2024, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Interim Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of July 31, 2024.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended July 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. While we implemented and modified certain internal controls over financial reporting as a result of the HSBC Canada transaction and the November 1, 2023 adoption of the IFRS 17 standard, these changes did not have a material impact on our internal control over financial reporting.

Related party transactions
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related
parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee
directors, executives and certain other key employees. For further information, refer to Notes 12 and 26 of our audited 2023 Annual Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2024   49

Glossary

Adjusted Results and Measures
We believe that providing adjusted results as well as certain measures and ratios enhances comparability with prior periods and enables readers to better assess trends in the underlying businesses. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
•	Adjusted effective income tax rate – calculated as effective income tax rate excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income before income taxes – calculated as income before income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income taxes – calculated as income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted net income – calculated as net income excluding the impact of specified items and amortization of acquisition-related intangibles.
•
Adjusted net income available to common shareholders
– calculated as net income available to common shareholders excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted non-interest expense – calculated as non-interest expense excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted total revenue – calculated as total revenue excluding the impact of specified items.
Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers’ liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.
ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.
Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our insurance segment for which we attribute capital based only on economic capital.
Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.
Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.
Basis point (bp)
One
one-hundredth
of a percentage point (.01%).
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.
Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.
Commercial mortgage-backed securities (CMBS)
Securities created through the securitization of commercial mortgages.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance
sheet financing, or through
off-balance
sheet products such as guarantees and letters of credit.
Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. The CET1 capital is calculated in accordance with OSFI’s CAR guideline. For more details, refer to the Capital management section.
Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets. The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.
Covered bonds
Full recourse
on-balance
sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Credit default swaps (CDS)
A derivative contract that provides the purchaser with a
one-time
payment should the referenced entity/entities default (or a similar triggering event occur).
Derivative
A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.
Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.
Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.
Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding. Adjusted EPS, basic is calculated in the same manner, using adjusted net income available to common shareholders.
Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities. Adjusted EPS, diluted is calculated in the same manner, using adjusted net income available to common shareholders.
Efficiency ratio
Non-interest
expense as a percentage of total revenue. Adjusted efficiency ratio is calculated in the same manner, using adjusted non-interest
expense and adjusted total revenue.
Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.
Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Royal Bank of Canada
  Third Quarter 2024

Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.
Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial
undertakings.
Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.
High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.
Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.
Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held.
Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held.
International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.
Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the leverage exposure measure. The leverage ratio is a non-risk
based measure and is calculated in accordance with OSFI’s LR guideline.
Leverage ratio exposure
The leverage ratio exposure is calculated in accordance with OSFI’s LR guideline and is defined as the sum of total assets plus off-balance
sheet items after certain adjustments.
Liquidity Coverage Ratio (LCR)
The LCR is a Basel III standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is calculated in accordance with OSFI’s LAR guideline.
Loan-to-value
(LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.
Net Stable Funding Ratio (NSFR)
The NSFR is a Basel III standard that requires institutions to maintain a stable funding profile defined as available amount of stable funding (ASF) in relation to the composition of their assets and off-balance
sheet activities defined as required amount of stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis. The NSFR is calculated in accordance with OSFI’s LAR guideline.
Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance
sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Operating leverage
The difference between our revenue growth rate and
non-interest
expense growth rate.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.
PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.
RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.
Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.
Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity. Adjusted ROE is calculated in the same manner, using adjusted net income available to common shareholders.
Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Royal Bank of Canada
  Third Quarter 2024   51

Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on-
and
off-balance
sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI’s CAR guideline. For more details, refer to the Capital management section.
Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash
collateral declines. The agent lender does not indemnify against the investment risk of re-investing
cash collateral which is borne by the owner.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.
Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor’s Financial Services LLP; Moody’s Investor Service, Inc.; Fitch Ratings, Inc.; and DBRS Limited are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI.
Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.
Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (U.S. tax credit investment business as well as eligible Canadian taxable corporate dividends received on or before December 31, 2023) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax
net income.
Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling
interests in subsidiaries Tier 1 instruments. The Tier 1 capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing Tier 1 capital by risk-weighted assets.
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling
interests in subsidiaries’ Tier 2 instruments.
Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital, and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under the guideline.
TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets. The TLAC ratio is calculated in accordance with OSFI’s TLAC guideline.
TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the leverage ratio exposure. The TLAC leverage ratio is calculated in accordance with OSFI’s TLAC guideline.
Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing total capital by risk-weighted assets.
Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.
Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.
Value-at-Risk
(VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day
movement in market rates and prices.

Royal Bank of Canada
  Third Quarter 2024

Enhanced Disclosure Task Force recommendations index
We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2023 Annual Report, Q3 2024 Report to Shareholders (RTS), Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q3 2024 Report to Shareholders.
The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	52	132	1
	2	Define risk terminology and measures		65-70, 130-131	–
	3	Top and emerging risks		63-65	–
	4	New regulatory ratios	41-44	109-114	–
Risk governance, risk management and business model	5	Risk management organization		65-70	–
	6	Risk culture		65-70	–
	7	Risk in the context of our business activities		117	–
	8	Stress testing		68-69, 81	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	42	109-114	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	19
	12	Capital strategic planning		109-114	–
	13	RWA by business segments		–	20
	14	Analysis of capital requirement, and related measurement model information		71-74	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of RWA by risk type		–	20
	17	Basel back-testing		68, 71-73	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	33	88-89, 94-95	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	34, 36	90, 93	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	40-41	97-98	–
	21	Sources of funding and funding strategy	34-36	90-92	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	31-32	85-86	–
	23	Decomposition of market risk factors	29-30	81-86	–
	24	Market risk validation and back-testing		81	–
	25	Primary risk management techniques beyond reported risk measures and parameters		81-84	–
Credit risk	26	Bank’s credit risk profile	25-29	71-81, 178-185	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	71-76	124-129	*
	27	Policies for identifying impaired loans		73-75, 119, 149-151	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	23, 28
	29	Quantification of gross notional exposure for over-the-counter derivatives or exchange-traded derivatives		76	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk		74-75	*
Other	31	Other risk types		100-109	–
	32	Publicly known risk events		104-105, 223-224	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended July 31, 2024 and for the year ended October 31, 2023.

Royal Bank of Canada
  Third Quarter 2024   53

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	July 31 2024	October 31 2023 (Restated – Note 2)

Assets
Cash and due from banks	$55,230	$61,989

Interest-bearing deposits with banks	57,409	71,086

Securities
Trading	180,441	190,151
Investment, net of applicable allowance (Note 4)	250,744	219,579
	431,185	409,730

Assets purchased under reverse repurchase agreements and securities borrowed	325,401	340,191

Loans (Note 5)
Retail	619,452	569,951
Wholesale	358,143	287,826
	977,595	857,777
Allowance for loan losses (Note 5)	(5,798)	(5,004)
	971,797	852,773
Other
Customers’ liability under acceptances	677	21,695
Derivatives	115,659	142,450
Premises and equipment	6,943	6,749
Goodwill	19,125	12,594
Other intangibles	8,032	5,903
Other assets	84,649	81,371
	235,085	270,762
Total assets	$2,076,107	$2,006,531

Liabilities and equity
Deposits (Note 7)
Personal	$510,542	$441,946
Business and government	809,380	745,075
Bank	41,343	44,666
	1,361,265	1,231,687
Other
Acceptances	708	21,745
Obligations related to securities sold short	33,972	33,651
Obligations related to assets sold under repurchase agreements and securities loaned	304,373	335,238
Derivatives	126,884	142,629
Insurance contract liabilities (Note 8)	21,153	19,026
Other liabilities	89,823	96,022
	576,913	648,311

Subordinated debentures (Note 11)	13,437	11,386
Total liabilities	1,951,615	1,891,384

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 11)	9,492	7,314
Common shares (Note 11)	20,786	19,167
Retained earnings	86,065	81,715
Other components of equity	8,048	6,852
	124,391	115,048
Non-controlling interests	101	99
Total equity	124,492	115,147
Total liabilities and equity	$2,076,107	$2,006,531
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2024

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	July 31 2024	July 31 2023 (Restated – Note 2)	July 31 2024	July 31 2023 (Restated – Note 2)
Interest and dividend income (Note 3)
Loans	$14,433	$11,219	$39,635	$31,600
Securities	4,482	3,751	13,230	9,932
Assets purchased under reverse repurchase agreements and securities borrowed	6,632	6,063	20,864	15,736
Deposits and other	1,543	1,801	4,724	5,221
	27,090	22,834	78,453	62,489
Interest expense (Note 3)
Deposits and other	12,432	9,775	35,225	26,203
Other liabilities	7,124	6,599	22,364	17,218
Subordinated debentures	207	174	582	481
	19,763	16,548	58,171	43,902
Net interest income	7,327	6,286	20,282	18,587

Non-interest income
Insurance service result (Note 8)	214	149	604	566
Insurance investment result (Note 8)	28	151	228	92
Trading revenue	507	485	1,944	1,984
Investment management and custodial fees	2,382	2,099	6,824	6,238
Mutual fund revenue	1,151	1,034	3,248	3,049
Securities brokerage commissions	413	362	1,232	1,100
Service charges	587	529	1,698	1,551
Underwriting and other advisory fees	676	472	2,016	1,442
Foreign exchange revenue, other than trading	292	289	841	1,044
Card service revenue	324	334	941	938
Credit fees	405	342	1,234	1,078
Net gains on investment securities	28	27	157	191
Income (loss) from joint ventures and associates	(57)	(37)	(27)	4
Other	354	455	1,048	915
	7,304	6,691	21,988	20,192
Total revenue	14,631	12,977	42,270	38,779

Provision for credit losses (Notes 4 and 5)	659	616	2,392	1,748

Non-interest expense
Human resources (Note 9)	5,406	4,764	15,660	14,187
Equipment	629	611	1,863	1,769
Occupancy	443	409	1,291	1,218
Communications	342	321	1,021	917
Professional fees	547	591	1,868	1,479
Amortization of other intangibles	426	369	1,151	1,114
Other	806	700	2,377	2,070
	8,599	7,765	25,231	22,754
Income before income taxes	5,373	4,596	14,647	14,277
Income taxes	887	736	2,629	3,604
Net income	$4,486	$3,860	$12,018	$10,673

Net income attributable to:
Shareholders	$4,483	$3,858	$12,011	$10,668
Non-controlling interests	3	2	7	5
	$4,486	$3,860	$12,018	$10,673
Basic earnings per share (in dollars) (Note 12)	$3.09	$2.73	$8.35	$7.56
Diluted earnings per share (in dollars) (Note 12)	3.09	2.73	8.34	7.55
Dividends per common share (in dollars)	1.42	1.35	4.18	3.99
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2024   55

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2024	July 31 2023 (Restated – Note 2)	July 31 2024	July 31 2023 (Restated – Note 2)
Net income	$4,486	$3,860	$12,018	$10,673
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	243	(85)	1,113	527
Provision for credit losses recognized in income	–	(3)	–	(3)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(22)	(21)	(114)	(134)
	221	(109)	999	390
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	548	(1,878)	228	(1,296)
Net foreign currency translation gains (losses) from hedging activities	(253)	722	(158)	175
Reclassification of losses (gains) on foreign currency translation to income	–	(160)	–	(160)
Reclassification of losses (gains) on net investment hedging activities to income	–	146	1	146
	295	(1,170)	71	(1,135)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	359	10	50	(581)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(271)	(7)	(580)	79
	88	3	(530)	(502)
Items that will not be reclassified subsequently to income:
Remeasurement gains (losses) on employee benefit plans (Note 9)	37	147	183	(212)
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(47)	(388)	(1,061)	(875)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	2	–	76	18
	(8)	(241)	(802)	(1,069)
Total other comprehensive income (loss), net of taxes	596	(1,517)	(262)	(2,316)
Total comprehensive income (loss)	$5,082	$2,343	$11,756	$8,357
Total comprehensive income attributable to:
Shareholders	$5,079	$2,344	$11,749	$8,355
Non-controlling interests	3	(1)	7	2
	$5,082	$2,343	$11,756	$8,357
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$6	$(71)	$302	$120
Provision for credit losses recognized in income	(3)	(1)	(3)	–
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(3)	(8)	(31)	(38)
Unrealized foreign currency translation gains (losses)	(1)	(1)	(11)	–
Net foreign currency translation gains (losses) from hedging activities	(96)	267	(63)	203
Reclassification of losses (gains) on net investment hedging activities to income	–	45	–	45
Net gains (losses) on derivatives designated as cash flow hedges	117	10	(8)	(130)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(102)	(2)	(217)	32
Remeasurement gains (losses) on employee benefit plans	19	55	71	(17)
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(18)	(150)	(408)	(337)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	1	(1)	28	14
Total income tax expenses (recoveries)	$(80)	$143	$(340)	$(108)
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2024

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

	For the three months ended July 31, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,420	$20,918	$19	$(71)	$83,774	$(1,082)	$6,388	$2,138	$7,444	$121,504	$100	$121,604
Changes in equity
Issues of share capital and other equity instruments	600	66	–	–	(4)	–	–	–	–	662	–	662
Common shares purchased for cancellation	–	(7)	–	–	(66)	–	–	–	–	(73)	–	(73)
Redemption of preferred shares and other equity instruments	(500)	–	–	–	–	–	–	–	–	(500)	–	(500)
Sales of treasury shares and other equity instruments	–	–	550	1,609	–	–	–	–	–	2,159	–	2,159
Purchases of treasury shares and other equity instruments	–	–	(597)	(1,729)	–	–	–	–	–	(2,326)	–	(2,326)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(2,009)	–	–	–	–	(2,009)	–	(2,009)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(106)	–	–	–	–	(106)	(2)	(108)
Other	–	–	–	–	3	–	–	–	–	3	–	3
Net income	–	–	–	–	4,483	–	–	–	–	4,483	3	4,486
Total other comprehensive income (loss), net of taxes	–	–	–	–	(8)	221	295	88	604	596	–	596
Balance at end of period	$9,520	$20,977	$(28)	$(191)	$86,065	$(861)	$6,683	$2,226	$8,048	$124,391	$101	$124,492

	For the three months ended July 31, 2023 (Restated – Note 2)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,984	$(4)	$(127)	$77,917	$(1,858)	$5,723	$1,889	$5,754	$108,847	$98	$108,945
Changes in equity
Issues of share capital and other equity instruments	–	686	–	–	–	–	–	–	–	686	–	686
Common shares purchased for cancellation	–	–	–	–	–	–	–	–	–	–	–	–
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	72	883	–	–	–	–	–	955	–	955
Purchases of treasury shares and other equity instruments	–	–	(61)	(914)	–	–	–	–	–	(975)	–	(975)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(1,885)	–	–	–	–	(1,885)	–	(1,885)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(58)	–	–	–	–	(58)	(2)	(60)
Other	–	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Net income	–	–	–	–	3,858	–	–	–	–	3,858	2	3,860
Total other comprehensive income (loss), net of taxes	–	–	–	–	(241)	(109)	(1,167)	3	(1,273)	(1,514)	(3)	(1,517)
Restated balance at end of period	$7,323	$18,670	$7	$(158)	$79,590	$(1,967)	$4,556	$1,892	$4,481	$109,913	$95	$110,008

Royal Bank of Canada
  Third Quarter 2024   57

	For the nine months ended July 31, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,715	$(2,516)	$6,612	$2,756	$6,852	$115,048	$99	$115,147
Transition adjustment (Note 2)	–	–	–	–	(656)	656	–	–	656	–	–	–
Restated balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,059	$(1,860)	$6,612	$2,756	$7,508	$115,048	$99	$115,147
Changes in equity
Issues of share capital and other equity instruments	2,720	1,586	–	–	(18)	–	–	–	–	4,288	–	4,288
Common shares purchased for cancellation	–	(7)	–	–	(66)	–	–	–	–	(73)	–	(73)
Redemption of preferred shares and other equity instruments	(523)	–	–	–	2	–	–	–	–	(521)	–	(521)
Sales of treasury shares and other equity instruments	–	–	1,067	3,948	–	–	–	–	–	5,015	–	5,015
Purchases of treasury shares and other equity instruments	–	–	(1,086)	(3,908)	–	–	–	–	–	(4,994)	–	(4,994)
Share-based compensation awards	–	–	–	–	6	–	–	–	–	6	–	6
Dividends on common shares	–	–	–	–	(5,906)	–	–	–	–	(5,906)	–	(5,906)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(231)	–	–	–	–	(231)	(5)	(236)
Other	–	–	–	–	10	–	–	–	–	10	–	10
Net income	–	–	–	–	12,011	–	–	–	–	12,011	7	12,018
Total other comprehensive income (loss), net of taxes	–	–	–	–	(802)	999	71	(530)	540	(262)	–	(262)
Balance at end of period	$9,520	$20,977	$(28)	$(191)	$86,065	$(861)	$6,683	$2,226	$8,048	$124,391	$101	$124,492

	For the nine months ended July 31, 2023 (Restated – Note 2)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175
Transition adjustment (Note 2)	–	–	–	–	(2,359)	–	–	–	–	(2,359)	–	(2,359)
Restated balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$75,678	$(2,357)	$5,688	$2,394	$5,725	$105,705	$111	$105,816
Changes in equity
Issues of share capital and other equity instruments	–	1,352	–	–	1	–	–	–	–	1,353	–	1,353
Common shares purchased for cancellation	–	–	–	–	–	–	–	–	–	–	–	–
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	461	2,960	–	–	–	–	–	3,421	–	3,421
Purchases of treasury shares and other equity instruments	–	–	(449)	(2,784)	–	–	–	–	–	(3,233)	–	(3,233)
Share-based compensation awards	–	–	–	–	4	–	–	–	–	4	–	4
Dividends on common shares	–	–	–	–	(5,550)	–	–	–	–	(5,550)	–	(5,550)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(169)	–	–	–	–	(169)	(18)	(187)
Other	–	–	–	–	27	–	–	–	–	27	–	27
Net income	–	–	–	–	10,668	–	–	–	–	10,668	5	10,673
Total other comprehensive income (loss), net of taxes	–	–	–	–	(1,069)	390	(1,132)	(502)	(1,244)	(2,313)	(3)	(2,316)
Restated balance at end of period	$7,323	$18,670	$7	$(158)	$79,590	$(1,967)	$4,556	$1,892	$4,481	$109,913	$95	$110,008
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2024

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2024	July 31 2023 (Restated – Note 2)	July 31 2024	July 31 2023 (Restated – Note 2)
Cash flows from operating activities
Net income	$4,486	$3,860	$12,018	$10,673
Adjustments for non-cash items and others
Provision for credit losses	659	616	2,392	1,748
Depreciation	333	324	991	952
Deferred income taxes	(776)	166	(1,628)	(191)
Amortization and impairment of other intangibles	430	383	1,169	1,151
Net changes in investments in joint ventures and associates	57	37	27	(3)
Losses (Gains) on investment securities	(28)	(27)	(157)	(191)
Losses (Gains) on disposition of businesses	34	(92)	29	(92)
Adjustments for net changes in operating assets and liabilities
Insurance contract liabilities	(46)	532	2,127	1,958
Net change in accrued interest receivable and payable	(832)	(167)	757	1,786
Current income taxes	780	(749)	665	(180)
Derivative assets	14,540	8,235	30,156	38,362
Derivative liabilities	(9,684)	(6,654)	(19,286)	(35,837)
Trading securities	(6,875)	(40,396)	11,745	(28,398)
Loans, net of securitizations	(11,341)	(4,690)	(45,057)	(17,120)
Assets purchased under reverse repurchase agreements and securities borrowed	(23,604)	(11,912)	15,234	(29,306)
Obligations related to assets sold under repurchase agreements and securities loaned	24,652	42,907	(36,529)	60,518
Obligations related to securities sold short	2,485	605	(587)	1,142
Deposits, net of securitizations	33,662	5,618	43,352	27,974
Brokers and dealers receivable and payable	(865)	1,127	(857)	(1,877)
Other	(4,848)	9,313	(10,588)	4,132
Net cash from (used in) operating activities	23,219	9,036	5,973	37,201
Cash flows from investing activities
Change in interest-bearing deposits with banks	(18,950)	(5,770)	13,677	2,179
Proceeds from sales and maturities of investment securities	38,794	39,464	147,325	116,661
Purchases of investment securities	(46,838)	(56,943)	(154,558)	(145,776)
Net acquisitions of premises and equipment and other intangibles	(717)	(557)	(1,609)	(1,961)
Net proceeds from (cash transferred for) dispositions	5	1,712	15	1,712
Cash used in acquisitions, net of cash acquired	–	–	(12,716)	–
Net cash from (used in) investing activities	(27,706)	(22,094)	(7,866)	(27,185)
Cash flows from financing activities
Issuance of subordinated debentures	1,250	–	3,250	1,500
Repayment of subordinated debentures	(1,500)	(110)	(1,500)	(170)
Issue of common shares, net of issuance costs	63	16	119	58
Common shares purchased for cancellation	(73)	–	(73)	–
Issue of preferred shares and other equity instruments, net of issuance costs	596	–	2,702	–
Redemption of preferred shares and other equity instruments	(500)	–	(521)	–
Sales of treasury shares and other equity instruments	2,159	955	5,015	3,421
Purchases of treasury shares and other equity instruments	(2,326)	(975)	(4,994)	(3,233)
Dividends paid on shares and distributions paid on other equity instruments	(2,020)	(1,234)	(4,522)	(4,327)
Dividends/distributions paid to non-controlling interests	(2)	(2)	(5)	(18)
Change in short-term borrowings of subsidiaries	(688)	(2,758)	(4,507)	(376)
Repayment of lease liabilities	135	(167)	(175)	(496)
Net cash from (used in) financing activities	(2,906)	(4,275)	(5,211)	(3,641)
Effect of exchange rate changes on cash and due from banks	1,250	(1,508)	345	1,586
Net change in cash and due from banks	(6,143)	(18,841)	(6,759)	7,961
Cash and due from banks at beginning of period (1)	61,373	99,199	61,989	72,397
Cash and due from banks at end of period (1)	$55,230	$80,358	$55,230	$80,358
Cash flows from operating activities include:
Amount of interest paid	$20,372	$16,014	$56,080	$39,041
Amount of interest received	26,499	21,557	76,379	58,239
Amount of dividends received	815	921	2,671	2,542
Amount of income taxes paid	767	1,470	2,843	3,878
(1)	We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities, and other counterparties. The total balances were $2 billion as at July 31, 2024 (April 30, 2024 – $2 billion; October 31, 2023 – $3 billion; July 31, 2023 – $2 billion; October 31, 2022 – $2 billion).
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2024   59

Note 1 General information
Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34
Interim Financial Reporting
. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2023 Annual Consolidated Financial Statements and the accompanying notes included on pages 140 to 234 in our 2023 Annual Report. Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. On August 27, 2024, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments
Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2023 Annual Consolidated Financial Statements. Our significant accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2023 Annual Consolidated Financial Statements and updates are provided below.
Changes in accounting policies
During the first quarter of 2024, we adopted IFRS 17
Insurance Contracts
(IFRS 17), replacing IFRS 4
Insurance Contracts
(IFRS 4). Our updated accounting policies for insurance and reinsurance contracts are described below. We have applied IFRS 17 retrospectively and restated comparative period results beginning November 1, 2022, where applicable. Adjustments to the carrying amounts of insurance and reinsurance contracts at the transition date of November 1, 2022 were recognized in Retained earnings.
As permitted by the transition provisions of IFRS 17, we reclassified certain financial assets between fair value classification categories at the date of initial application of IFRS 17 as described below. The reclassifications resulted in no adjustments to carrying amounts of financial assets as at November 1, 2023. Retained earnings and Other components of equity as at November 1, 2023 were adjusted as a result with no net impact to total equity. We elected not to restate comparative period results for these changes and accordingly, comparative period information for the impacted financial assets prior to November 1, 2023 is presented in accordance with our previous classifications.
Insurance and reinsurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder are insurance contracts, which includes reinsurance contracts issued. Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us are reinsurance contracts held, and are accounted for separately from the underlying insurance contracts to which they relate. Embedded derivatives, investment components and promises to provide non-insurance
services are separated from the insurance or reinsurance contract provided specific criteria are met. Insurance and reinsurance contracts are aggregated into portfolios that are subject to similar risks and are managed together, and then divided into groups based on the period of issuance and expected profitability. Groups are separately recognized and measured using one of three measurement models depending on the characteristics of the contracts:
•	For insurance contracts with direct participating features (applicable primarily to our segregated fund insurance contracts), the variable fee approach (VFA) is applied.
•
For insurance contracts and reinsurance contracts held with a short duration of one year or less (applicable primarily to our creditor reinsurance contracts issued, group life and health insurance contracts and travel insurance contracts), the premium allocation approach (PAA) is applied.

•	The general measurement method (GMM) is applied to all remaining contracts.
Under the GMM and VFA, the carrying amount of a group of insurance or reinsurance contracts is measured as the sum of the fulfilment cash flows and the contractual service margin (CSM). The carrying amount is also the sum of the balance for remaining coverage and the balance for incurred claims. The balance for remaining coverage comprises the fulfilment cash flows that relate to services that will be provided under the contracts in future periods and any remaining CSM at that date. The balance for incurred claims includes the fulfilment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial
risk, discounted using the current rates as at the reporting date determined using the discount rate methodology below. The estimates of future cash flows consider probability-weighted scenarios and include all future cash flows that are within the contract boundary. The risk adjustment for non-financial
risk is estimated using the margin approach and represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arise from non-financial
risk as the insurance contract is fulfilled. The measurement of the groups of contracts requires the use of judgment in setting methodologies and assumptions for mortality, morbidity, policy lapses and other policyholder behaviour, policy dividends and directly attributable expenses, including acquisition costs allocated using a systematic and rational method. Changes to the underlying assumptions and estimates may have a significant effect on
Non-interest
income – Insurance service result and Insurance investment result. Subsequent changes in fulfilment cash flows related to future services adjust the CSM, unless the group is onerous in which case such changes are recognized in
Non-interest
income – Insurance service result along with changes related to past or current services.

Royal Bank of Canada
  Third Quarter 2024

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Discount rates used reflect the time value of money and are based on the characteristics of the insurance and reinsurance contracts. Cash flows that vary based on the returns on underlying items are discounted at rates reflecting that variability. For cash flows that do not vary based on the returns on underlying items, we predominantly apply the top-down
approach in determining discount rates. Under this approach, the discount rates for the observable periods are determined using yield curves implied from a reference portfolio of assets adjusted to eliminate factors (credit and market risk of the financial assets) that are not relevant to the insurance contracts. For unobservable periods, the discount rates are interpolated using the last observable point and the ultimate discount rate, composed of a risk-free rate and illiquidity premium. For a selected portfolio, the bottom-up
approach is applied in determining the discount rate, which uses a risk-free rate plus an illiquidity premium to reflect the characteristics of the contracts. Management judgment is required in estimating the market and credit risk factors and illiquidity premiums in determining the discount rates.

For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. If there is a net outflow at the initial recognition of the group, the group is onerous and the net outflow is recognized in
Non-interest
income – Insurance service result immediately. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM for insurance and reinsurance contacts are released into income based on coverage units, which represent the quantity of service (insurance coverage as well as investment-return and investment-related services) provided by a group of contracts and are determined by considering the quantity of benefits provided under each contract and the expected coverage duration. Under the GMM, the CSM is adjusted for interest accretion using the discount rates that were locked-in
at initial recognition of the groups or the discount rates that were locked-in
at the transition date for groups where the fair value approach was applied. Under the VFA, the CSM is adjusted for changes in the amount of our share of the fair value of the underlying items, while the changes to the fair value of the underlying items, reflecting changes in the obligation to pay the policyholder, are recognized in
Non-interest
income – Insurance investment result.
Under the PAA, the liability for remaining coverage for each group is measured as the premiums received less insurance revenue recognized for services provided, while the liability for incurred claims is measured as the fulfillment cash flows for incurred claims.
Losses from the recognition of onerous groups of insurance contracts, regardless of the measurement model applied, are recognized in
Non-interest
income – Insurance service result immediately. Any losses recognized relating to future service can be reversed in subsequent periods if the group of contracts is no longer onerous.
The insurance and reinsurance contract balances are remeasured at the end of each reporting period. We have elected to update the accounting estimates made in the previous interim period when remeasuring the insurance and reinsurance contracts in subsequent interim and annual reporting periods.
An insurance or reinsurance contract is derecognized when it is extinguished or modified such that the modification results in a change in the measurement model, a substantially different contract boundary or a change in the scope of the applicable standard for measuring a component of the contract.
Insurance service result comprises Insurance revenue less Insurance service expense and Net income (expense) from reinsurance contracts held.
•
Insurance revenue is recognized as we provide insurance contract services under the groups of insurance contracts. For contracts measured using the PAA, the insurance revenue is generally recognized based on allocating expected premium receipts over the passage of time. For contracts measured using the GMM and VFA, insurance revenue represents the amount of consideration we expect to be entitled to in exchange for services in the period, which includes expected claims and expenses directly attributable to fulfilling insurance contracts (excluding any investment components), release of the risk adjustment for the period, CSM amortization to reflect services provided in the period, an allocation of premiums that relates to recovering insurance acquisition expenses and experience adjustments for premium receipts relating to current or past services.

•
Insurance service expense arising from insurance contracts include
s
incurred claims and other directly attributable expenses in the current period (excluding investment components), amortization and impairment losses relating to insurance acquisition cash flows where applicable, changes relating to past or current services and changes in loss components of onerous groups of contracts.

•	Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.
Insurance investment result comprises Net investment income, Net insurance finance income (expense) and Net reinsurance finance income (expense) from reinsurance contracts held.
•
Net investment income primarily comprises interest and dividend income and net gains (losses) on financial assets, including segregated fund assets, and derivatives relating to the Insurance segment. Financial assets supporting the Insurance segment are primarily measured at FVTPL and FVOCI.

•
Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money (including the time value of money relating to risk adjustment on non-financial
risks) and financial risks on insurance contracts and reinsurance contracts held respectively.

Royal Bank of Canada
  Third Quarter 2024   61

Impact of IFRS 17 transition excluding the impact of reclassifications of financial assets
Upon the adoption of IFRS 17, we applied IFRS 17 retrospectively by adjusting our Consolidated Balance Sheets as at November 1, 2022 and restating the comparative information for the year ended October 31, 2023. The full retrospective approach was applied for all insurance and reinsurance contracts unless it was impracticable to do so. The full retrospective approach was applied to all contracts measured using the PAA and all new contracts issued on and after November 1, 2022 measured using the GMM and VFA as if IFRS 17 had always been applied. Due to data availability and the inability to use hindsight, the fair value approach was applied to contracts issued before November 1, 2022 that were measured under the GMM and VFA. Under the fair value approach, each portfolio comprises only one group, and the CSM was calculated as the difference between the fair value of a group of contracts and the fulfilment cash flows using reasonable and supportable information available at the transition date. To determine the fair value of a group of contracts, the requirements of IFRS 13
Fair Value Measurement
were applied based on the present value of expected future cash flows within the contract boundary using assumptions adjusted for market participants’ views, and includes a profit margin beyond the risk adjustment for non-financial
risk to reflect what a market participant would require for accepting such contract obligations. The fulfilment cash flows and discount rates were determined as at the transition using the policies applicable to new business described above.
The adoption of IFRS 17 resulted in a reduction in Retained earnings of $2.4 billion, net of taxes, as at November 1, 2022. This is attributable to the establishment of the CSM and other remeasurement changes to insurance and reinsurance contracts and related tax effects. The CSM of all insurance contracts net of reinsurance contracts held as at November 1, 2022 was $1.8 billion. The following details the selected balances and totals impacted on our Consolidated Balance Sheets as at November 1, 2022:

(Millions of Canadian dollars)	As at November 1, 2022 before transition	Transition adjustments	As at November 1, 2022 after transition
Assets
Segregated fund net assets (1)	$2,638	$(2,638)	$–
Other
Other assets (2)	80,300	4,261	84,561
Total assets	$1,917,219	$1,623	$1,918,842
Liabilities
Segregated fund net liabilities (3)	$2,638	$(2,638)	$–
Other
Insurance claims and policy benefit liabilities (4)	11,511	(11,511)	–
Insurance contract liabilities (4)	–	18,226	18,226
Other liabilities (5)	95,235	(95)	95,140
Total liabilities	$1,809,044	$3,982	$1,813,026
Total equity	108,175	(2,359)	105,816
Total liabilities and equity	$1,917,219	$1,623	$1,918,842

(1)	Segregated fund net assets are now presented within Other assets.
(2)	The increase is primarily attributable to the inclusion of segregated fund net assets, the increase in insurance contract assets, reinsurance contract held assets and the tax effects of the IFRS 17 transition adjustment.
(3)	Segregated fund insurance contracts are now presented within Insurance contract liabilities.
(4)	Insurance claims and policy benefit liabilities measured under IFRS 4 is replaced with Insurance contract liabilities measured under IFRS 17. The increase in these balances is attributable to presentation changes and remeasurement impacts including the establishment of the CSM for in-force
contracts at transition.
(5)	Certain liabilities that were previously presented in Other liabilities are now included in the measurement of insurance contracts or reinsurance contracts held.
Impact of reclassifications of financial assets from IFRS 17 transition
As permitted by IFRS 17, we reclassified certain eligible financial assets held in respect of activities that relate to insurance contracts upon the adoption of IFRS 17. The changes were primarily a result of changes to the business models based on facts and circumstances that existed as at November 1, 2023, the date of the initial application of IFRS 17. We have applied these changes retrospectively by adjusting our Consolidated Balance Sheet as at November 1, 2023 with no restatement of comparative information. The following were reclassified as at November 1, 2023:
•	$8.3 billion of securities and $2.0 billion of loans from designated as FVTPL to classified as FVTPL;
•	$0.5 billion of securities and $0.3 billion of loans from designated as FVTPL to classified as FVOCI;
•	$1.7 billion of securities from classified as FVOCI to classified as FVTPL; and
•	$0.3 billion of securities from classified as FVTPL to designated as FVOCI.
The impacts of the reclassifications resulted in an increase in Other components of equity by $656 million, net of taxes, and a decrease in Retained earnings by the same amount, with no net impact to our total equity nor the carrying amounts of those assets.
Future changes in accounting policies and disclosures
IFRS 18
Presentation and Disclosure in Financial Statements
(IFRS 18)
In April 2024, the IASB issued IFRS 18 which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1
Presentation of Financial Statements
and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. The standard introduces new defined subtotals to be presented in the Consolidated Statements of Income, disclosure of management-defined performance measures and requirements for grouping of information. This standard will be effective for us on November 1, 2027. We are currently assessing the impact of adopting this standard on our Consolidated Financial Statements.

Royal Bank of Canada
  Third Quarter 2024

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued
Amendments to the Classification and Measurement of Financial Instruments
which amends IFRS 9
Financial Instruments
and IFRS 7
Financial Instruments: Disclosures
(the Amendments). The Amendments clarify classification guidance for financial assets with environmental, social and governance-linked features and introduce additional related disclosure requirements. The Amendments will be effective for us on November 1, 2026. We are currently assessing the impact of adopting the Amendments on our Consolidated Financial Statements.
Updates related to interest rate benchmark reform
As part of the interest rate benchmark reform, the publication of all remaining Canadian Dollar Offered Rate (CDOR) settings ceased on June 28, 2024 and relatedly, we have ceased Bankers’ Acceptance-based lending. As at July 31, 2024, and consistent with our transition plan, our exposure to financial instruments referencing CDOR and interest rates substantially similar to CDOR are no longer material to our Condensed Financial Statements.

Note 3 Fair value of financial instruments
Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying values and fair values for financial instruments classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI), and financial instruments measured at amortized cost. Embedded derivatives are presented on a combined basis with the host contracts. Refer to Note 2 and Note 3 of our audited 2023 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at July 31, 2024
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$48,443	$–	$–	$8,966	$8,966	$57,409	$57,409
Securities
Trading	179,354	1,087	–	–	–	–	180,441	180,441
Investment, net of applicable allowance	–	–	150,499	1,178	99,067	95,027	250,744	246,704
	179,354	1,087	150,499	1,178	99,067	95,027	431,185	427,145
Assets purchased under reverse repurchase agreements and securities borrowed	264,532	–	–	–	60,869	60,869	325,401	325,401
Loans, net of applicable allowance
Retail	638	–	540	–	615,043	608,916	616,221	610,094
Wholesale	8,908	2,312	991	–	343,365	338,324	355,576	350,535
	9,546	2,312	1,531	–	958,408	947,240	971,797	960,629
Other
Derivatives	115,659	–	–	–	–	–	115,659	115,659
Other assets (1)	9,627	9	–	–	47,889	47,889	57,525	57,525
Financial liabilities
Deposits
Personal	$356	$31,607			$478,579	$478,843	$510,542	$510,806
Business and government (2)	174	148,652			660,554	661,586	809,380	810,412
Bank (3)	–	9,320			32,023	32,028	41,343	41,348
	530	189,579			1,171,156	1,172,457	1,361,265	1,362,566
Other
Obligations related to securities sold short	33,972	–			–	–	33,972	33,972
Obligations related to assets sold under repurchase agreements and securities loaned	–	266,457			37,916	37,916	304,373	304,373
Derivatives	126,884	–			–	–	126,884	126,884
Other liabilities (4)	(1,275)	2			66,515	66,781	65,242	65,508
Subordinated debentures	–	–			13,437	13,469	13,437	13,469

Royal Bank of Canada
  Third Quarter 2024   63

	As at October 31, 2023 (Restated – Note 2)
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$60,856	$–	$–	$10,230	$10,230	$71,086	$71,086
Securities
Trading	180,651	9,500	–	–	–	–	190,151	190,151
Investment, net of applicable allowance	–	–	127,624	842	91,113	83,667	219,579	212,133
	180,651	9,500	127,624	842	91,113	83,667	409,730	402,284
Assets purchased under reverse repurchase agreements and securities borrowed	285,869	–	–	–	54,322	54,322	340,191	340,191
Loans, net of applicable allowance
Retail	114	362	280	–	566,376	542,480	567,132	543,236
Wholesale	5,629	3,619	597	–	275,796	268,843	285,641	278,688
	5,743	3,981	877	–	842,172	811,323	852,773	821,924
Other
Derivatives	142,450	–	–	–	–	–	142,450	142,450
Other assets (1)	7,579	5	–	–	68,450	68,450	76,034	76,034
Financial liabilities
Deposits
Personal	$109	$26,702			$415,135	$412,886	$441,946	$439,697
Business and government (2)	174	137,454			607,447	605,260	745,075	742,888
Bank (3)	–	11,462			33,204	33,160	44,666	44,622
	283	175,618			1,055,786	1,051,306	1,231,687	1,227,207
Other
Obligations related to securities sold short	33,651	–			–	–	33,651	33,651
Obligations related to assets sold under repurchase agreements and securities loaned	–	298,679			36,559	36,559	335,238	335,238
Derivatives	142,629	–			–	–	142,629	142,629
Other liabilities (4)	(937)	11			92,539	92,441	91,613	91,515
Subordinated debentures	–	–			11,386	11,213	11,386	11,213

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes Acceptances and financial instruments recognized in Other liabilities.

Royal Bank of Canada
  Third Quarter 2024

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hiera
rch
y

	As at
	July 31, 2024						October 31, 2023 (Restated – Note 2)
	Fair value measurements using			Netting adjustments			Fair value measurements using			Netting adjustments
(Millions of Canadian dollars)	Level 1	Level 2	Level 3			Fair value	Level 1	Level 2	Level 3			Fair value
Financial assets
Interest-bearing deposits with banks	$–	$48,443	$–	$		$48,443	$–	$60,856	$–	$		$60,856
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	22,324	1,816	–			24,140	26,675	2,581	–			29,256
Provincial and municipal	–	14,395	–			14,395	–	16,389	–			16,389
U.S. federal, state, municipal and agencies (1), (2)	255	32,359	–			32,614	2,249	50,439	–			52,688
Other OECD government (3)	2,502	2,532	–			5,034	2,055	2,577	–			4,632
Mortgage-backed securities (1)	–	2	–			2	–	2	–			2
Asset-backed securities	–	1,399	–			1,399	–	1,245	–			1,245
Corporate debt and other debt	–	24,295	–			24,295	–	22,615	–			22,615
Equities	73,848	2,278	2,436			78,562	58,826	2,232	2,266			63,324
	98,929	79,076	2,436			180,441	89,805	98,080	2,266			190,151
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	6,664	8,064	–			14,728	2,731	3,528	–			6,259
Provincial and municipal	–	5,207	–			5,207	–	2,748	–			2,748
U.S. federal, state, municipal and agencies (1)	–	79,096	–			79,096	275	73,020	–			73,295
Other OECD government	3,351	6,884	–			10,235	–	6,192	–			6,192
Mortgage-backed securities (1)	–	2,460	29			2,489	–	2,672	29			2,701
Asset-backed securities	–	9,440	–			9,440	–	8,706	–			8,706
Corporate debt and other debt	–	29,158	146			29,304	–	27,574	149			27,723
Equities	389	305	484			1,178	38	338	466			842
	10,404	140,614	659			151,677	3,044	124,778	644			128,466
Assets purchased under reverse repurchase agreements and securities borrowed	–	264,532	–			264,532	–	285,869	–			285,869
Loans	–	11,575	1,814			13,389	–	8,742	1,859			10,601
Other
Derivatives
Interest rate contracts	–	29,458	370			29,828	–	39,243	290			39,533
Foreign exchange contracts	–	64,242	1			64,243	–	89,644	4			89,648
Credit derivatives	–	217	–			217	–	224	–			224
Other contracts	3,344	20,123	28			23,495	2,352	13,927	111			16,390
Valuation adjustments	–	(934)	2			(932)	–	(1,805)	4			(1,801)
Total gross derivatives	3,344	113,106	401			116,851	2,352	141,233	409			143,994
Netting adjustments					(1,192)	(1,192)					(1,544)	(1,544)
Total derivatives						115,659						142,450
Other assets	5,010	4,618	8			9,636	4,152	3,421	11			7,584
	$117,687	$661,964	$5,318		$(1,192)	$783,777	$99,353	$722,979	$5,189		$(1,544)	$825,977
Financial liabilities
Deposits
Personal	$–	$31,355	$608	$		$31,963	$–	$26,428	$383	$		$26,811
Business and government	–	148,826	–			148,826	–	137,628	–			137,628
Bank	–	9,320	–			9,320	–	11,462	–			11,462
Other
Obligations related to securities sold short	14,892	19,080	–			33,972	14,391	19,260	–			33,651
Obligations related to assets sold under repurchase agreements and securities loaned	–	266,457	–			266,457	–	298,679	–			298,679
Derivatives
Interest rate contracts	–	26,245	918			27,163	–	41,249	952			42,201
Foreign exchange contracts	–	60,103	47			60,150	–	81,750	53			81,803
Credit derivatives	–	239	–			239	–	176	–			176
Other contracts	4,357	35,907	424			40,688	3,119	17,306	549			20,974
Valuation adjustments	–	(156)	(8)			(164)	–	(982)	1			(981)
Total gross derivatives	4,357	122,338	1,381			128,076	3,119	139,499	1,555			144,173
Netting adjustments					(1,192)	(1,192)					(1,544)	(1,544)
Total derivatives						126,884						142,629
Other liabilities	261	(1,534)	–			(1,273)	370	(1,296)	–			(926)
	$19,510	$595,842	$1,989		$(1,192)	$616,149	$17,880	$631,660	$1,938		$(1,544)	$649,934

(1)	As at July 31, 2024, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $16,394 million and $nil (October 31, 2023 – $14,345 million and $nil), respectively, and in all fair value levels of Investment securities were $26,766 million and $2,421 million (October 31, 2023 – $24,365 million and $2,618 million), respectively.
(2)	United States (U.S.).
(3)	Organisation for Economic Co-operation and Development (OECD).

Royal Bank of Canada
  Third Quarter 2024   65

Fair value measurements using significant unobservable inputs (Level 3 Instruments)
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
During the three months ended July 31, 2024, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at July 31, 2024, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our audited 2023 Annual Consolidated Financial Statements.
Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended July 31, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$–	$–	$–	$–	$–	$–	$–	$–	$–
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate debt and other debt	–	–	–	–	–	–	–	–	–
Equities	2,392	(136)	2	216	(38)	1	(1)	2,436	(117)
	2,392	(136)	2	216	(38)	1	(1)	2,436	(117)
Investment
Mortgage-backed securities	30	–	(1)	–	–	–	–	29	n.a.
Corporate debt and other debt	144	–	6	–	(4)	–	–	146	n.a.
Equities	476	–	11	–	(3)	–	–	484	n.a.
	650	–	16	–	(7)	–	–	659	n.a.
Loans	1,837	(33)	21	78	(84)	9	(14)	1,814	(30)
Other
Net derivative balances (3)
Interest rate contracts	(647)	43	–	(66)	122	18	(18)	(548)	43
Foreign exchange contracts	(27)	(9)	1	(1)	–	–	(10)	(46)	(9)
Other contracts	(298)	(24)	(1)	(11)	4	(198)	132	(396)	(13)
Valuation adjustments	(6)	–	–	–	16	–	–	10	–
Other assets	9	–	–	–	(1)	–	–	8	–
	$3,910	$(159)	$39	$216	$12	$(170)	$89	$3,937	$(126)
Liabilities
Deposits	$(633)	$(39)	$–	$(60)	$38	$(3)	$89	$(608)	$(23)
	$(633)	$(39)	$–	$(60)	$38	$(3)	$89	$(608)	$(23)

Royal Bank of Canada
  Third Quarter 2024

Note 3 Fair value of financial instruments (continued)

	For the three months ended July 31, 2023
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$–	$–	$–	$–	$–	$–	$–	$–	$–
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate debt and other debt	19	–	–	–	(16)	–	(3)	–	–
Equities	2,177	(37)	(28)	70	(9)	6	–	2,179	(13)
	2,196	(37)	(28)	70	(25)	6	(3)	2,179	(13)
Investment
Mortgage-backed securities	27	–	3	–	–	–	–	30	n.a.
Corporate debt and other debt	150	–	(9)	–	–	–	–	141	n.a.
Equities	436	–	(6)	1	–	–	–	431	n.a.
	613	–	(12)	1	–	–	–	602	n.a.
Loans	2,410	(28)	(58)	61	(71)	2	(5)	2,311	(13)
Other
Net derivative balances (3)
Interest rate contracts	(638)	(14)	1	1	19	7	(8)	(632)	(8)
Foreign exchange contracts	(56)	3	(1)	(9)	11	–	6	(46)	2
Other contracts	(413)	(43)	11	(23)	17	(37)	47	(441)	(45)
Valuation adjustments	16	–	–	–	(5)	–	–	11	–
Other assets	13	–	–	–	(2)	–	–	11	–
	$4,141	$(119)	$(87)	$101	$(56)	$(22)	$37	$3,995	$(77)
Liabilities
Deposits	$(250)	$1	$1	$(80)	$13	$(16)	$50	$(281)	$5
	$(250)	$1	$1	$(80)	$13	$(16)	$50	$(281)	$5

	For the nine months ended July 31, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held

Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$–	$–	$–	$–	$–	$–	$–	$–	$–
Asset-backed securities	–	–	–	–	–	–	–	–	–
Corporate debt and other debt	–	–	–	–	–	–	–	–	–
Equities	2,266	(190)	(6)	445	(78)	1	(2)	2,436	(149)
	2,266	(190)	(6)	445	(78)	1	(2)	2,436	(149)
Investment
Mortgage-backed securities	29	–	–	–	–	–	–	29	n.a.
Corporate debt and other debt	149	–	10	–	(13)	–	–	146	n.a.
Equities	466	–	16	3	(3)	2	–	484	n.a.
	644	–	26	3	(16)	2	–	659	n.a.
Loans	1,859	(87)	25	445	(324)	50	(154)	1,814	(81)
Other
Net derivative balances (3)
Interest rate contracts	(662)	46	–	(80)	135	30	(17)	(548)	55
Foreign exchange contracts	(49)	(10)	6	14	3	2	(12)	(46)	(3)
Other contracts	(438)	(139)	5	(59)	5	(284)	514	(396)	1
Valuation adjustments	3	–	–	(1)	8	–	–	10	–
Other assets	11	–	–	–	(3)	–	–	8	–
	$3,634	$(380)	$56	$767	$(270)	$(199)	$329	$3,937	$(177)
Liabilities
Deposits	$(383)	$(90)	$1	$(417)	$76	$(93)	$298	$(608)	$(44)
	$(383)	$(90)	$1	$(417)	$76	$(93)	$298	$(608)	$(44)

Royal Bank of Canada
  Third Quarter 2024   67

	For the nine months ended July 31, 2023
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$4	$–	$–	$–	$(4)	$–	$–	$–	$–
Asset-backed securities	2	–	–	–	(2)	–	–	–	–
Corporate debt and other debt	7	–	–	2	(16)	17	(10)	–	–
Equities	1,874	(159)	(34)	491	(41)	48	–	2,179	(130)
	1,887	(159)	(34)	493	(63)	65	(10)	2,179	(130)
Investment
Mortgage-backed securities	28	–	1	1	–	–	–	30	n.a.
Corporate debt and other debt	151	–	(2)	–	(8)	–	–	141	n.a.
Equities	397	–	34	1	(1)	–	–	431	n.a.
	576	–	33	2	(9)	–	–	602	n.a.
Loans	1,692	(54)	(35)	1,300	(452)	30	(170)	2,311	–
Other
Net derivative balances (3)
Interest rate contracts	(859)	(10)	6	(7)	194	30	14	(632)	(9)
Foreign exchange contracts	(132)	4	10	(8)	48	–	32	(46)	(2)
Other contracts	(785)	(6)	21	(61)	83	(96)	403	(441)	(35)
Valuation adjustments	53	–	–	–	(42)	–	–	11	–
Other assets	15	–	–	–	(4)	–	–	11	–
	$2,447	$(225)	$1	$1,719	$(245)	$29	$269	$3,995	$(176)
Liabilities
Deposits	$(241)	$(26)	$1	$(157)	$19	$(67)	$190	$(281)	$(8)
	$(241)	$(26)	$1	$(157)	$19	$(67)	$190	$(281)	$(8)

(1)
These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $
10 million for the three months ended July 31, 2024 (July 31, 2023 – gains of $3 million) and gains of $20 million for the nine months ended July 31, 2024 (July 31, 2023 – gains of $33 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at July 31, 2024 included derivative assets of $401 million (July 31, 2023 – $345 million) and derivative liabilities of $1,381 million (July 31, 2023 – $1,453 million).
n.a.	not applicable
Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.
Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
During the three months ended July 31, 2024, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $564 million and Investment U.S. federal, state, municipal and agencies debt of $417 million. During the three months ended July 31, 2023, transfers out of Level 1 to Level 2 included Obligations related to securities sold short of $151 million.
During the three months ended July 31, 2024 and July 31, 2023, there were no significant transfers out of Level 2 to Level 1.
During the nine months ended July 31, 2024, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $1,038 million and Trading U.S. federal, state, municipal and agencies debt of $822 million. During the nine months ended July 31, 2023, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $435 million, Obligations related to securities sold short of $151 million, and Trading U.S. federal, state, municipal and agencies debt of $112 million.
During the nine months ended July 31, 2024 and July 31, 2023, there were no significant transfers out of Level 2 to Level 1.
Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.
During the three months ended July 31, 2024
, transfers out of Level 2 to Level 3 included Other contracts due to changes in the significance of unobservable inputs. During the three months ended July
 31, 2023, there were no significant transfers out of Level 2 to Level 3.

Royal Bank of Canada
  Third Quarter 2024

Note 3 Fair value of financial instruments (continued)

During the three months ended July 31, 2024, transfers out of Level 3 to Level 2 included
Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs
. During the three months ended July 31, 2023, there were no significant transfers out of Level 3 to Level 2.
During the nine months ended July 31, 2024, transfers out of Level 2 to Level 3 included Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the nine months ended July 31, 2023, there were no significant transfers out of Level 2 to Level 3.
During the nine months ended July 31, 2024, transfers out of Level 3 to Level 2 included Other contracts, Deposits and Loans due to changes in the significance of unobservable inputs and changes in the market observability of inputs. During the nine months ended July 31, 2023, transfers out of Level 3 to Level 2 included Other contracts and Loans due to changes in the market observability of inputs and changes in the significance of unobservable inputs.
Net interest income from financial instruments
Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$8,678	$8,546	$27,583	$22,203
Financial instruments measured at fair value through other comprehensive income	1,927	1,383	5,162	3,439
Financial instruments measured at amortized cost	16,485	12,905	45,708	36,847
	27,090	22,834	78,453	62,489
Interest expense (1)
Financial instruments measured at fair value through profit or loss	8,432	7,531	26,227	20,046
Financial instruments measured at amortized cost	11,331	9,017	31,944	23,856
	19,763	16,548	58,171	43,902
Net interest income	$7,327	$6,286	$20,282	$18,587

(1)	Excludes interest and dividend income for the three months ended July 31, 2024 of $222 million (July 31, 2023 – $186 million
)
and for the nine months ended July 31, 2024 of $656 million (July 31, 2023 – $554 million
),
 and interest expense for the three months ended July 31, 2024 of $54 million
(July 31, 2023 – $83
 million
) and for the nine months ended July 31, 2024 of $77 million (July 31, 2023 – $100 million
) presented in Insurance investment result in the Interim Condensed Consolidated Statements of Income.
(2)	Includes dividend income for the three months ended July 31, 2024 of $778 million

(July 31, 2023 – $803 million) and for the nine months ended July 31, 2024 of $2,511 million (July 31, 2023 – $2,396 million) presented in Interest and dividend income in the Interim Condensed Consolidated Statements of Income.

Note 4 Securities
Unrealized gains and losses on securities at FVOCI
(1), (2)

	As at
	July 31, 2024 (3)				October 31, 2023
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal	$14,725	$29	$(26)	$14,728	$6,609	$1	$(351)	$6,259
Provincial and municipal	5,216	31	(40)	5,207	3,396	2	(650)	2,748
U.S. federal, state, municipal and agencies	80,327	423	(1,654)	79,096	75,326	343	(2,374)	73,295
Other OECD government	10,271	11	(47)	10,235	6,200	1	(9)	6,192
Mortgage-backed securities	2,514	1	(26)	2,489	2,762	–	(61)	2,701
Asset-backed securities	9,422	24	(6)	9,440	8,752	5	(51)	8,706
Corporate debt and other debt	29,248	116	(60)	29,304	27,774	44	(95)	27,723
Equities	720	463	(5)	1,178	493	357	(8)	842
	$152,443	$1,098	$(1,864)	$151,677	$131,312	$753	$(3,599)	$128,466

(1)	Excludes $99,067 million of held-to-collect securities as at July 31, 2024 that are carried at amortized cost, net of allowance for credit losses (October 31, 2023 – $91,113 million).
(2)	Gross unrealized gains and losses includes $(35) million of allowance for credit losses on debt securities at FVOCI as at July 31, 2024 (October 31, 2023 – $(33) million) recognized in income and Other components of equity.
(3)	These amounts reflect certain reclassifications made upon the adoption of IFRS 17 as at November 1, 2023 with no restatement of comparative information. Refer to Note 2 for further details.

Royal Bank of Canada
  Third Quarter 2024   69

Allowance for credit losses on investment securities
The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Allowance for credit losses – securities at FVOCI
(1)

	For the three months ended
	July 31, 2024				July 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$6	$–	$(39)	$(33)	$3	$2	$(25)	$(20)
Provision for credit losses
Transfers to stage 1	–	–	–	–	1	(1)	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	2	–	–	2	1	–	–	1
Sales and maturities	(1)	–	–	(1)	–	(1)	–	(1)
Changes in risk, parameters and exposures	(2)	–	(2)	(4)	(2)	(1)	(2)	(5)
Exchange rate and other	–	–	1	1	–	1	1	2
Balance at end of period	$5	$–	$(40)	$(35)	$3	$–	$(26)	$(23)

	For the nine months ended
	July 31, 2024				July 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$4	$–	$(37)	$(33)	$3	$1	$(23)	$(19)
Provision for credit losses
Transfers to stage 1	–	–	–	–	1	(1)	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	8	–	–	8	4	–	–	4
Sales and maturities	(3)	–	–	(3)	(1)	(1)	–	(2)
Changes in risk, parameters and exposures	(5)	–	(6)	(11)	(3)	1	(7)	(9)
Exchange rate and other	1	–	3	4	(1)	–	4	3
Balance at end of period	$5	$–	$(40)	$(35)	$3	$–	$(26)	$(23)

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit impaired securities.

Royal Bank of Canada
  Third Quarter 2024

Note 4 Securities (continued)

Allowance for credit losses – securities at amortized cost

	For the three months ended
	July 31, 2024				July 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$8	$13	$–	$21	$9	$13	$–	$22
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	2	–	–	2	3	–	–	3
Sales and maturities	(2)	–	–	(2)	–	–	–	–
Changes in risk, parameters and exposures	–	(2)	–	(2)	(1)	2	–	1
Exchange rate and other	(1)	1	–	–	(1)	(1)	–	(2)
Balance at end of period	$7	$12	$–	$19	$10	$14	$–	$24

	For the nine months ended
	July 31, 2024				July 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$8	$15	$–	$23	$8	$14	$–	$22
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	6	–	–	6	8	–	–	8
Sales and maturities	(2)	–	–	(2)	–	–	–	–
Changes in risk, parameters and exposures	(4)	(3)	–	(7)	(6)	1	–	(5)
Exchange rate and other	(1)	–	–	(1)	–	(1)	–	(1)
Balance at end of period	$7	$12	$–	$19	$10	$14	$–	$24
Credit risk exposure by internal risk rating
The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of our 2023 Annual Report.

	As at
	July 31, 2024				October 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$149,556	$8	$–	$149,564	$126,732	$1	$–	$126,733
Non-investment grade	789	–	–	789	742	–	–	742
Impaired	–	–	146	146	–	–	149	149
	150,345	8	146	150,499	127,474	1	149	127,624
Items not subject to impairment (2)				1,178				842
				$151,677				$128,466
Securities at amortized cost
Investment grade	$98,182	$–	$–	$98,182	$89,947	$–	$–	$89,947
Non-investment grade	728	176	–	904	990	199	–	1,189
Impaired	–	–	–	–	–	–	–	–
	98,910	176	–	99,086	90,937	199	–	91,136
Allowance for credit losses	7	12	–	19	8	15	–	23
	$98,903	$164	$–	$99,067	$90,929	$184	$–	$91,113

(1)	Reflects $146 million of purchased credit impaired securities (October 31, 2023 – $149 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Royal Bank of Canada
  Third Quarter 2024   71

Note 5 Loans and allowance for credit losses
Allowance for credit losses

	For the three months ended
	July 31, 2024					July 31, 2023
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$569	$36	$(2)	$(4)	$599	$480	$(5)	$(4)	$(8)	$463
Personal	1,371	188	(154)	(8)	1,397	1,165	97	(106)	(4)	1,152
Credit cards	1,139	169	(155)	3	1,156	980	154	(117)	–	1,017
Small business	230	46	(24)	(6)	246	225	23	(11)	(2)	235
Wholesale	2,714	246	(202)	(50)	2,708	1,886	349	(117)	(67)	2,051
Customers’ liability under acceptances	51	(20)	–	1	32	41	1	–	(1)	41
	$6,074	$665	$(537)	$(64)	$6,138	$4,777	$619	$(355)	$(82)	$4,959
Presented as:
Allowance for loan losses	$5,715				$5,798	$4,332				$4,495
Other liabilities – Provisions	302				303	397				416
Customers’ liability under acceptances	51				32	41				41
Other components of equity	6				5	7				7

	For the nine months ended
	July 31, 2024					July 31, 2023
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$481	$138	$(8)	$(12)	$599	$432	$57	$(13)	$(13)	$463
Personal	1,228	603	(427)	(7)	1,397	1,043	402	(287)	(6)	1,152
Credit cards	1,069	575	(490)	2	1,156	893	459	(334)	(1)	1,017
Small business	194	122	(58)	(12)	246	194	70	(27)	(2)	235
Wholesale	2,326	980	(484)	(114)	2,708	1,574	779	(188)	(114)	2,051
Customers’ liability under acceptances	50	(19)	–	1	32	45	(4)	–	–	41
	$5,348	$2,399	$(1,467)	$(142)	$6,138	$4,181	$1,763	$(849)	$(136)	$4,959
Presented as:
Allowance for loan losses	$5,004				$5,798	$3,753				$4,495
Other liabilities – Provisions	288				303	378				416
Customers’ liability under acceptances	50				32	45				41
Other components of equity	6				5	5				7
The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in stage 1 and stage 2.

Royal Bank of Canada
  Third Quarter 2024

Note 5 Loans and allowance for credit losses (continued)

Allowance for credit losses – Retail and wholesale loans

	For the three months ended
	July 31, 2024				July 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$245	$118	$206	$569	$238	$103	$139	$480
Provision for credit losses
Transfers to stage 1	39	(37)	(2)	–	38	(38)	–	–
Transfers to stage 2	(8)	8	–	–	(4)	6	(2)	–
Transfers to stage 3	(2)	(13)	15	–	–	(4)	4	–
Originations	21	–	–	21	22	–	–	22
Maturities	(5)	(6)	–	(11)	(4)	(4)	–	(8)
Changes in risk, parameters and exposures	(66)	68	24	26	(63)	29	15	(19)
Write-offs	–	–	(6)	(6)	–	–	(7)	(7)
Recoveries	–	–	4	4	–	–	3	3
Exchange rate and other	(1)	1	(4)	(4)	–	(2)	(6)	(8)
Balance at end of period	$223	$139	$237	$599	$227	$90	$146	$463

Personal
Balance at beginning of period	$296	$887	$188	$1,371	$298	$747	$120	$1,165
Provision for credit losses
Transfers to stage 1	149	(148)	(1)	–	177	(177)	–	–
Transfers to stage 2	(17)	18	(1)	–	(20)	21	(1)	–
Transfers to stage 3	(2)	(36)	38	–	–	(13)	13	–
Originations	27	–	–	27	31	–	–	31
Maturities	(12)	(48)	–	(60)	(10)	(32)	–	(42)
Changes in risk, parameters and exposures	(141)	226	136	221	(182)	189	101	108
Write-offs	–	–	(190)	(190)	–	–	(135)	(135)
Recoveries	–	–	36	36	–	–	29	29
Exchange rate and other	3	(4)	(7)	(8)	(2)	1	(3)	(4)
Balance at end of period	$303	$895	$199	$1,397	$292	$736	$124	$1,152

Credit cards
Balance at beginning of period	$192	$947	$–	$1,139	$199	$781	$–	$980
Provision for credit losses
Transfers to stage 1	151	(151)	–	–	120	(120)	–	–
Transfers to stage 2	(26)	26	–	–	(31)	31	–	–
Transfers to stage 3	(1)	(127)	128	–	–	(103)	103	–
Originations	10	–	–	10	3	–	–	3
Maturities	(1)	(15)	–	(16)	(3)	(9)	–	(12)
Changes in risk, parameters and exposures	(123)	270	28	175	(92)	241	14	163
Write-offs	–	–	(210)	(210)	–	–	(164)	(164)
Recoveries	–	–	55	55	–	–	47	47
Exchange rate and other	2	2	(1)	3	–	–	–	–
Balance at end of period	$204	$952	$–	$1,156	$196	$821	$–	$1,017

Small business
Balance at beginning of period	$74	$78	$78	$230	$76	$79	$70	$225
Provision for credit losses
Transfers to stage 1	15	(15)	–	–	9	(9)	–	–
Transfers to stage 2	(5)	5	–	–	(4)	4	–	–
Transfers to stage 3	–	(1)	1	–	1	(3)	2	–
Originations	11	–	–	11	12	–	–	12
Maturities	(5)	(5)	–	(10)	(4)	(4)	–	(8)
Changes in risk, parameters and exposures	(10)	14	41	45	(13)	11	21	19
Write-offs	–	–	(27)	(27)	–	–	(14)	(14)
Recoveries	–	–	3	3	–	–	3	3
Exchange rate and other	–	1	(7)	(6)	1	–	(3)	(2)
Balance at end of period	$80	$77	$89	$246	$78	$78	$79	$235

Wholesale
Balance at beginning of period	$757	$924	$1,033	$2,714	$668	$632	$586	$1,886
Provision for credit losses
Transfers to stage 1	101	(101)	–	–	45	(44)	(1)	–
Transfers to stage 2	(26)	29	(3)	–	(28)	29	(1)	–
Transfers to stage 3	(1)	(7)	8	–	(3)	(17)	20	–
Originations	150	–	–	150	169	–	–	169
Maturities	(96)	(109)	–	(205)	(129)	(76)	–	(205)
Changes in risk, parameters and exposures	(108)	198	211	301	(34)	208	211	385
Write-offs	–	–	(211)	(211)	–	–	(126)	(126)
Recoveries	–	–	9	9	–	–	9	9
Exchange rate and other	1	1	(52)	(50)	(10)	(10)	(47)	(67)
Balance at end of period	$778	$935	$995	$2,708	$678	$722	$651	$2,051

Royal Bank of Canada
  Third Quarter 2024   73

	For the nine months ended
	July 31, 2024				July 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$223	$90	$168	$481	$235	$65	$132	$432
Provision for credit losses
Transfers to stage 1	72	(70)	(2)	–	70	(70)	–	–
Transfers to stage 2	(18)	26	(8)	–	(23)	31	(8)	–
Transfers to stage 3	(4)	(29)	33	–	(1)	(9)	10	–
Originations (1)	72	–	–	72	65	–	–	65
Maturities	(13)	(13)	–	(26)	(12)	(6)	–	(18)
Changes in risk, parameters and exposures	(110)	135	67	92	(107)	80	37	10
Write-offs	–	–	(17)	(17)	–	–	(23)	(23)
Recoveries	–	–	9	9	–	–	10	10
Exchange rate and other	1	–	(13)	(12)	–	(1)	(12)	(13)
Balance at end of period	$223	$139	$237	$599	$227	$90	$146	$463

Personal
Balance at beginning of period	$280	$793	$155	$1,228	$285	$661	$97	$1,043
Provision for credit losses
Transfers to stage 1	408	(407)	(1)	–	474	(473)	(1)	–
Transfers to stage 2	(54)	57	(3)	–	(63)	65	(2)	–
Transfers to stage 3	(3)	(95)	98	–	(1)	(38)	39	–
Originations (1)	88	–	–	88	79	–	–	79
Maturities	(33)	(134)	–	(167)	(32)	(82)	–	(114)
Changes in risk, parameters and exposures	(383)	681	384	682	(450)	604	283	437
Write-offs	–	–	(525)	(525)	–	–	(371)	(371)
Recoveries	–	–	98	98	–	–	84	84
Exchange rate and other	–	–	(7)	(7)	–	(1)	(5)	(6)
Balance at end of period	$303	$895	$199	$1,397	$292	$736	$124	$1,152

Credit cards
Balance at beginning of period	$203	$866	$–	$1,069	$177	$716	$–	$893
Provision for credit losses
Transfers to stage 1	426	(426)	–	–	409	(409)	–	–
Transfers to stage 2	(81)	81	–	–	(73)	73	–	–
Transfers to stage 3	(2)	(353)	355	–	(1)	(295)	296	–
Originations (1)	23	–	–	23	10	–	–	10
Maturities	(3)	(36)	–	(39)	(5)	(24)	–	(29)
Changes in risk, parameters and exposures	(364)	819	136	591	(320)	760	38	478
Write-offs	–	–	(670)	(670)	–	–	(465)	(465)
Recoveries	–	–	180	180	–	–	131	131
Exchange rate and other	2	1	(1)	2	(1)	–	–	(1)
Balance at end of period	$204	$952	$–	$1,156	$196	$821	$–	$1,017

Small business
Balance at beginning of period	$70	$66	$58	$194	$73	$73	$48	$194
Provision for credit losses
Transfers to stage 1	27	(27)	–	–	27	(27)	–	–
Transfers to stage 2	(14)	14	–	–	(11)	11	–	–
Transfers to stage 3	–	(6)	6	–	–	(7)	7	–
Originations (1)	31	–	–	31	28	–	–	28
Maturities	(12)	(15)	–	(27)	(11)	(14)	–	(25)
Changes in risk, parameters and exposures	(23)	44	97	118	(31)	39	59	67
Write-offs	–	–	(67)	(67)	–	–	(35)	(35)
Recoveries	–	–	9	9	–	–	8	8
Exchange rate and other	1	1	(14)	(12)	3	3	(8)	(2)
Balance at end of period	$80	$77	$89	$246	$78	$78	$79	$235

Wholesale
Balance at beginning of period	$774	$785	$767	$2,326	$597	$585	$392	$1,574
Provision for credit losses
Transfers to stage 1	203	(202)	(1)	–	145	(144)	(1)	–
Transfers to stage 2	(121)	128	(7)	–	(63)	65	(2)	–
Transfers to stage 3	(5)	(54)	59	–	(7)	(44)	51	–
Originations (1)	519	–	–	519	481	–	–	481
Maturities	(288)	(291)	–	(579)	(345)	(205)	–	(550)
Changes in risk, parameters and exposures	(299)	572	767	1,040	(120)	477	491	848
Write-offs	–	–	(521)	(521)	–	–	(212)	(212)
Recoveries	–	–	37	37	–	–	24	24
Exchange rate and other	(5)	(3)	(106)	(114)	(10)	(12)	(92)	(114)
Balance at end of period	$778	$935	$995	$2,708	$678	$722	$651	$2,051

(1)	Includes the impact of the HSBC Canada transaction. Refer to Note 6 for further details.

Royal Bank of Canada
  Third Quarter 2024

Note 5 Loans and allowance for credit losses (continued)

Key inputs and assumptions
The following provides an update on the key inputs and assumptions used in the measurement of expected credit losses. For further details, refer to Note 2 and Note 5 of our audited 2023 Annual Consolidated Financial Statements.
Our base scenario reflects rising unemployment rates in the near-term in Canada and over the medium-term in the U.S. Central bank policy interest rate cuts are expected to continue in Canada as inflation continues to decline towards target levels and to begin at the end of calendar Q3 2024 in the U.S. due to weaker growth and declining inflation.
Downside scenarios, including two additional and more severe downside scenarios designed for the energy and real estate sectors, reflect the possibility of a more severe macroeconomic shock beginning in calendar Q4 2024 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q3 2024 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run, sustainable growth rate within the forecast period.
The upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run sustainable growth rate within the forecast period.
We reduced weight to our downside scenarios relative to October 31, 2023 in order to reflect reduced uncertainty surrounding timing of interest rate reductions as reflected in our base scenario relative to prolonged elevated interest rate levels reflected in our downside scenarios.
The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate the allowance for credit losses:

•
Unemployment rates
– In our base forecast, we expect the Canadian unemployment rate to rise to 6.6% by calendar Q
3
 2024, peaking at 6.7% in calendar Q
4
2024 and returning to its long run equilibrium level by
calend
a
r Q1
 202
7
. The U.S. unemployment rate is expected to
remain at
4.1%
in
calendar Q
3
2024,
then increase
to its long run equilibrium level by calendar Q3 2026.

Canada Unemployment Rate (1)

%
11
10
9
8
7
6
5
4
Q4-2023
Q1-2024
Q2-2024
Q3-2024
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Range of alternative scenarios (July 31, 2024)
Base scenario (July 31, 2024)
Base scenario (October 31, 2023)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

U.S. Unemployment Rate (1)

%
9
8
7
6
5
4
3
2
Q4-2023
Q1-2024
Q2-2024
Q3-2024
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Range of alternative scenarios (July 31, 2024)
Base scenario (July 31, 2024)
Base scenario (October 31, 2023)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

•
Gross Domestic Product (GDP
)
– In our base forecast, we expect both Canadian and U.S. GDP to continuously grow in calendar Q
3
2024 and thereafter. GDP in calendar Q4 2024 is expected to be 1.5% and 1.3% above Q4 2023 levels in Canada and the U.S., respectively.

Canada Real GDP (1)

Trillions of Canadian dollars
2.7
2.6
2.5
2.4
2.3
2.2
2.1
Q4-2023
Q1-2024
Q2-2024
Q3-2024
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Range of alternative scenarios (July 31, 2024)
Base scenario (July 31, 2024)
Base scenario (October 31, 2023)

(1) Represents the seasonally adjusted annual rate indexed to 2017 Canadian dollars over the calendar quarters presented.

U.S. Real GDP (1)

Trillions of U.S. dollars
26.0
25.0
24.0
23.0
22.0
21.0
20.0
Q4-2023
Q1-2024
Q2-2024
Q3-2024
Q4-2024
Q1-2025
Q2-2025
Q3-2025
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Range of alternative scenarios (July 31, 2024)
Base scenario (July 31, 2024)
Base scenario (October 31, 2023)

(1) Represents the seasonally adjusted annual rate indexed to 2017 U.S. dollars over the calendar quarters presented.

Royal Bank of Canada
  Third Quarter 2024   75

•
Oil price (West Texas Intermediate in US$)
– In our base forecast, we expect oil prices to average $77 per barrel over the next 12 months from calendar Q
3
2024 and $66 per barrel in the following 2 to 5 years. The range of average prices in our alternative downside and upside scenarios is $28 to $99 per barrel for the next 12 months and $42 to $72 per barrel for the following 2 to 5 years. As at October 31, 2023, our base forecast included an average price of $81 per barrel for the next 12 months and $67 per barrel for the following 2 to 5 years.

•
Canadian housing price index
– In our base forecast, we expect housing prices to increase by 1.7% over the next 12 months from calendar Q
3
2024, with a compound annual growth rate of 3.2% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (30.0)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2023, our base forecast included housing price growth of 1.6% for the next 12 months and 5.0% for the following 2 to 5 years.

Royal Bank of Canada
  Third Quarter 2024

Note 5 Loans and allowance for credit losses (continued)

Credit risk exposure by internal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9
Financial Instruments
. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2023 Annual Report.

	As at
	July 31, 2024				October 31, 2023
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail
Loans outstanding – Residential mortgages
Low risk	$385,811	$1,901	$–	$387,712	$349,001	$1,630	$–	$350,631
Medium risk	17,571	4,694	–	22,265	19,126	1,610	–	20,736
High risk	1,606	6,280	–	7,886	1,582	4,927	–	6,509
Not rated (2)	52,620	1,417	–	54,037	54,247	1,220	–	55,467
Impaired	–	–	1,102	1,102	–	–	682	682
	457,608	14,292	1,102	473,002	423,956	9,387	682	434,025
Items not subject to impairment (3)				638				476
Total				$473,640				$434,501

Loans outstanding – Personal
Low risk	$80,735	$1,682	$–	$82,417	$75,572	$1,676	$–	$77,248
Medium risk	6,079	2,913	–	8,992	5,587	2,915	–	8,502
High risk	585	2,190	–	2,775	477	2,088	–	2,565
Not rated (2)	10,580	418	–	10,998	9,982	157	–	10,139
Impaired	–	–	406	406	–	–	280	280
Total	$97,979	$7,203	$406	$105,588	$91,618	$6,836	$280	$98,734

Loans outstanding – Credit cards
Low risk	$17,217	$159	$–	$17,376	$16,331	$135	$–	$16,466
Medium risk	2,009	2,257	–	4,266	1,771	2,132	–	3,903
High risk	74	2,077	–	2,151	41	1,734	–	1,775
Not rated (2)	1,153	51	–	1,204	856	35	–	891
Total	$20,453	$4,544	$–	$24,997	$18,999	$4,036	$–	$23,035

Loans outstanding – Small business
Low risk	$9,542	$800	$–	$10,342	$8,641	$920	$–	$9,561
Medium risk	2,609	903	–	3,512	2,238	936	–	3,174
High risk	178	898	–	1,076	99	592	–	691
Not rated (2)	5	–	–	5	11	–	–	11
Impaired	–	–	292	292	–	–	244	244
Total	$12,334	$2,601	$292	$15,227	$10,989	$2,448	$244	$13,681

Undrawn loan commitments – Retail
Low risk	$285,812	$721	$–	$286,533	$266,209	$610	$–	$266,819
Medium risk	12,011	359	–	12,370	10,759	298	–	11,057
High risk	922	535	–	1,457	956	434	–	1,390
Not rated (2)	7,284	34	–	7,318	6,686	138	–	6,824
Total	$306,029	$1,649	$–	$307,678	$284,610	$1,480	$–	$286,090

Wholesale – Loans outstanding
Investment grade	$114,675	$1,494	$–	$116,169	$89,037	$416	$–	$89,453
Non-investment grade	189,433	24,773	–	214,206	156,211	19,210	–	175,421
Not rated (2)	11,822	841	–	12,663	10,968	238	–	11,206
Impaired	–	–	3,885	3,885	–	–	2,498	2,498
	315,930	27,108	3,885	346,923	256,216	19,864	2,498	278,578
Items not subject to impairment (3)				11,220				9,248
Total				$358,143				$287,826

Undrawn loan commitments – Wholesale
Investment grade	$337,002	$436	$–	$337,438	$312,178	$186	$–	$312,364
Non-investment grade	150,933	13,505	–	164,438	130,994	13,947	–	144,941
Not rated (2)	3,600	12	–	3,612	4,176	–	–	4,176
Total	$491,535	$13,953	$–	$505,488	$447,348	$14,133	$–	$461,481

(1)	Includes $124 million of purchased credit-impaired loans acquired in the HSBC Canada transaction.
(2)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk.
(3)	Items not subject to impairment are loans held at FVTPL.
Loans past due but not impaired
(1), (2)

	As at
	July 31, 2024			October 31, 2023
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$2,335	$250	$2,585	$1,840	$208	$2,048
Wholesale	1,278	57	1,335	1,823	49	1,872
	$3,613	$307	$3,920	$3,663	$257	$3,920

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)	Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing, which can fluctuate based on business volumes. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Royal Bank of Canada
  Third Quarter 2024   77

Note 6 Significant acquisition and disposition
Acquisition
HSBC Bank Canada
On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada). The acquisition of HSBC Canada (the HSBC Canada transaction) gives us the opportunity to enhance our existing businesses in line with our strategic goals and better positions us to be the bank of choice for commercial clients with international needs, newcomers to Canada and globally connected clients. HSBC Canada results have been consolidated from the closing date and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments.
Total consideration of $15.5 billion in cash included $13.5 billion for 100% of the common shares of HSBC Canada, $2.1 billion for the preferred shares and subordinated debt held directly or indirectly by HSBC Holdings plc, $(0.5) billion for the settlement of pre-existing
relationships with HSBC Canada and $0.4 billion for an additional amount that accrued from August 30, 2023 to the closing date. This additional amount was calculated based on the $13.5 billion all-cash
purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average. Relatedly, under a locked box mechanism, HSBC Canada’s earnings from June 30, 2022 to the closing date accrued to RBC and were reflected in the acquired net assets on closing.
Based on the estimated fair values, our preliminary purchase price allocation assign ed
 $108.1 billion to assets and $99.1 billion to liabilities on the acquisition date. Goodwill of $6.4 billion reflects the expected expense synergies from our Personal & Commercial Banking, Wealth Management and Capital Markets operations, expected growth of the platforms, and the ability to cross-sell products between segments. Goodwill is not expected to be deductible for tax purposes.
The following table presents the estimated fair value of the assets acquired and liabilities assumed as at the acquisition date. The estimates for the fair values of the assets acquired and liabilities assumed may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed as at the acquisition date during the measurement period.

(Millions of Canadian dollars, except percentage amounts)
Percentage of shares acquired	100%
Purchase consideration	$15,488
Fair value of identifiable assets acquired
Cash and due from banks	$2,772
Securities
Trading	1,110
Investment	21,305
Loans (1)
Retail (2)	35,353
Wholesale	39,408
Derivatives	3,365
Intangible assets (3)	2,402
Other (4)	2,405
Total fair value of identifiable assets acquired	$108,120
Fair value of identifiable liabilities assumed
Deposits
Personal	42,037
Business and government (2)	44,065
Bank	124
Obligations related to assets sold under repurchase agreements and securities loaned	5,664
Derivatives	3,541
Other (5)	3,639
Total fair value of identifiable liabilities assumed	$99,070
Fair value of identifiable net assets acquired	$9,050
Goodwill	6,438
Total purchase consideration	$15,488

(1)	The fair value of loans reflects estimates of incurred and expected future credit losses as at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. As at March 28, 2024, the gross contractual value of the loans is $75,920 million. The estimate of contractual cash flows not expected to be collected is $587 million, of which $147 million relates to purchased credit-impaired loans.
(2)	Loans – Retail includes $1.7 billion of Canadian residential mortgages sold with recourse to a mutual fund that do not qualify for derecognition, and Deposits – Business and government includes $1.7 billion of the related secured borrowing liability.
(3)	Intangible assets include $1,973 million of core deposit intangibles and $110 million of customer relationships, which are amortized on a straight-line basis over estimated useful lives of 7 years, and $319 million of mutual fund management contracts with indefinite useful lives.
(4)	Includes Assets purchased under reverse repurchase agreements and securities borrowed, Customers’ liability under acceptances, and Other assets.
(5)	Includes Acceptances, Obligations related to securities sold short, and Other liabilities.

Royal Bank of Canada
  Third Quarter 2024

Note 6 Significant acquisition and disposition (continued)

Since
the acquisition date, the HSBC Canada transaction contributed revenue of $973 million and net income
of $188 million to RBC’s consolidated results. The net
income
of $188 million includes initial PCL on purchased performing financial assets of $200 million

($145 million
after-tax).
Assuming we acquired HSBC Canada on November 1, 2023, using the same fair value estimates and not reflecting any potential synergies, we estimate that RBC’s consolidated revenue and net income for the nine
months ended
July
 3
1
, 2024 would be $43.5 billion and $12.4 billion, respectively.
RBC’s consolidated results include transaction and integration costs of $160 million for the three months ended
July
 3
1
, 2024 and $783 million for the
nine
months ended
July
 3
1
, 2024, recognized in
Non-interest
expense.
Disposition
Wealth Management
On December 1, 2023, we completed the previously announced sale of the RBC Investor Services
®
business in Jersey to CACEIS, the asset servicing banking group of Crédit Agricole S.A. and Banco Santander, S.A. On March 25, 2024, we completed the previously announced sale of the business of the U.K. branch of RBC Investor Services Trust to CACEIS. The transaction did not have a significant impact on our Interim Condensed Consolidated Statements of Income.

Note 7 Deposits

	As at
	July 31, 2024				October 31, 2023
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$200,990	$60,901	$248,651	$510,542	$186,530	$57,614	$197,802	$441,946
Business and government	354,231	19,154	435,995	809,380	316,200	19,056	409,819	745,075
Bank	9,064	677	31,602	41,343	7,996	769	35,901	44,666
	$564,285	$80,732	$716,248	$1,361,265	$510,726	$77,439	$643,522	$1,231,687
Non-interest-bearing (4)
Canada	$141,988	$6,604	$190	$148,782	$132,994	$6,107	$168	$139,269
United States	36,139	–	–	36,139	40,646	–	–	40,646
Europe (5)	15	–	–	15	17	–	–	17
Other International	7,673	–	–	7,673	7,265	–	–	7,265
Interest-bearing (4)
Canada	347,652	14,320	575,076	937,048	302,746	14,641	493,347	810,734
United States	20,974	58,829	71,272	151,075	16,210	55,895	78,837	150,942
Europe (5)	4,193	905	50,036	55,134	5,353	726	51,812	57,891
Other International	5,651	74	19,674	25,399	5,495	70	19,358	24,923
	$564,285	$80,732	$716,248	$1,361,265	$510,726	$77,439	$643,522	$1,231,687

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at July 31, 2024, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $476 billion
, $36
 billion
, $51
billion
and $28
 billion
, respectively (October 31, 2023 – $445 billion, $34 billion, $49 billion and $32 billion, respectively).
(5)	Europe includes the United Kingdom and the Channel Islands.
Contractual maturities of term deposits
(1)

	As at
(Millions of Canadian dollars)	July 31 2024	October 31 2023

Within 1 year:
less than 3 months	$198,081	$182,373
3 to 6 months	99,948	69,868
6 to 12 months	156,531	151,079
1 to 2 years	82,251	76,232
2 to 3 years	58,623	49,965
3 to 4 years	45,802	36,774
4 to 5 years	24,876	36,506
Over 5 years	50,136	40,725
	$716,248	$643,522

(1)	The aggregate amount of term deposits in denominations of one hundred thousand dollars or more is $644 billion (October 31, 2023: $586 billion ).

Royal Bank of Canada
  Third Quarter 2024   79

Note 8 Insurance and reinsurance
Insurance and reinsurance contracts by measurement components
(1)
The following table presents the measurement components of assets and liabilities for insurance contracts issued and reinsurance contracts held by estimates of present value of future cash flows, risk adjustment for non-financial
risk and CSM. These contracts are presented on a portfolio basis such that portfolios of contracts that are in an asset position are presented separately from those that are in a liability position. Financial assets held in support of the insurance and reinsurance contracts are not reflected in this table.

	As at
	July 31, 2024				October 31, 2023
(Millions of Canadian dollars)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Insurance contract assets (2)	$1,923	$(574)	$(592)	$757	$1,790	$(544)	$(565)	$681
Insurance contract liabilities (3)
Insurance contract liabilities for segregated funds	$(3,065)	$(19)	$(144)	$(3,228)	$(2,553)	$(15)	$(64)	$(2,632)
Insurance contract liabilities excluding segregated funds	(13,789)	(1,974)	(2,162)	(17,925)	(11,955)	(2,308)	(2,131)	(16,394)
	$(16,854)	$(1,993)	$(2,306)	$(21,153)	$(14,508)	$(2,323)	$(2,195)	$(19,026)
Reinsurance contract held assets (2), (3)	$402	$533	$702	$1,637	$327	$469	$786	$1,582
Reinsurance contract held liabilities (4)	$(85)	$11	$41	$(33)	$(42)	$6	$18	$(18)
CSM for insurance contracts, net of reinsurance contracts held			$(2,155)				$(1,956)

(1)	Includes contracts measured using the GMM and VFA that have CSM and contracts measured using the PAA in which CSM is not applicable.
(2)	Presented in Other assets.
(3)	Insurance contract liabilities and reinsurance contract held assets primarily relate to balances for remaining coverage for future services on contracts measured using the GMM or VFA.
(4)	Presented in Other liabilities.
Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the three months ended		For the nine months ended
(Millions of Canadian dollars)	July 31 2024	July 31 2023 (1)	July 31 2024	July 31 2023 (1)
Insurance service result
Insurance revenue	$1,303	$1,165	$3,755	$3,474
Insurance service expense	(1,059)	(954)	(3,043)	(2,737)
Net income (expense) from reinsurance contracts held	(30)	(62)	(108)	(171)
	$214	$149	$604	$566
Insurance investment result
Net investment income	$185	$168	$2,289	$1,331
Insurance finance income (expense)	(159)	55	(2,155)	(1,246)
Reinsurance finance income (expense)	2	(72)	94	7
	$28	$151	$228	$92
Insurance service and insurance investment results	$242	$300	$832	$658

(1)	The 2023 amounts may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17 and Net investment income was not restated for the reclassifications of certain eligible financial assets. Refer to Note 2 for further details.

Royal Bank of Canada
  Third Quarter 2024

Note 9 Employee benefits – Pension and other post-employment benefits
We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the effects of remeasurements recorded in OCI:
Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Current service costs	$47	$48	$9	$8
Past service costs	–	–	(6)	–
Net interest expense (income)	(37)	(40)	20	19
Remeasurements of other long-term benefits	–	–	(5)	(1)
Administrative expense	5	3	–	–
Defined benefit pension expense	15	11	18	26
Defined contribution pension expense	115	84	–	–
	$130	$95	$18	$26

	For the nine months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Current service costs	$140	$146	$25	$24
Past service costs	–	–	(6)	–
Net interest expense (income)	(112)	(121)	60	58
Remeasurements of other long-term benefits	–	–	4	2
Administrative expense	13	9	–	–
Defined benefit pension expense	41	34	83	84
Defined contribution pension expense	319	245	–	–
	$360	$279	$83	$84
Pension and other post-employment benefit remeasurements
(1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Actuarial (gains) losses:
Changes in financial assumptions (2)	$658	$(483)	$68	$(45)
Experience adjustments	–	1	3	–
Return on plan assets (excluding interest based on discount rate)	(785)	313	–	–
	$(127)	$(169)	$71	$(45)

	For the nine months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Actuarial (gains) losses:
Changes in financial assumptions (2)	$1,381	$421	$138	$45
Experience adjustments	–	1	3	(2)
Return on plan assets (excluding interest based on discount rate)	(1,789)	(248)	–	–
	$(408)	$174	$141	$43

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.
(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Royal Bank of Canada
  Third Quarter 2024   81

Note 10 Income taxes
Tax examinations and assessments
During the third quarter of 2024, we received a reassessment from the Canada Revenue Agency (CRA), in respect of the 2019 taxation year, which suggested that Royal Bank of Canada owes additional taxes of approximately

$
277
 million
as the CRA denied the deductibility of certain dividends. This amount represents the maximum additional taxes owing for that year. The reassessment is consistent with the previously received reassessments as described in Note 22 of our 2023 Annual Consolidated Financial Statements. It is possible that the CRA will reassess us for significant additional income taxes for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.
Pillar Two legislation
The Budget Implementation Act, 2024, No. 1 (the BIA), introduced as Bill C-69 and tabled by the Government of Canada, received Royal Assent and was enacted on June 20, 2024. The BIA includes the Global Minimum Tax Act (the GMTA) which implements into Canadian law certain measures relating to the Organisation for Economic
Co-operation
and Development’s
two-pillar
plan to combat tax base erosion and profit shifting, including a
15%
global minimum corporate tax on certain multinational enterprises (Pillar Two). A number of other countries in which RBC operates have also enacted Pillar Two legislation. The GMTA and corresponding foreign Pillar Two legislation will be effective for our fiscal year beginning November 1, 2024.
Pillar Two income taxes may arise in or in relation to jurisdictions where the operations of RBC have an effective tax rate below 15%. This is anticipated to occur mainly in certain Caribbean and European jurisdictions. Due to the complexities in applying the legislation and continued uncertainty regarding the Pillar Two response of certain jurisdictions in which RBC operates, the full impact of the Pillar Two legislation is not yet reasonably estimable. We continue to actively monitor the legislative developments in this area for each jurisdiction in which RBC operates.

Note 11 Significant capital and funding transactions
Preferred shares and other equity instruments
On November 7, 2023, we redeemed all 15 thousand of our issued and outstanding
Non-Cumulative
First Preferred Shares Series
C-2
at a redemption price of US$1,000 per share. Concurrently, we redeemed all 615 thousand Series
C-2
depositary shares, each of which represents a
one-fortieth
interest in a Series
C-2
share.
On January 25, 2024, we issued 750 thousand
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BU to certain institutional investors, at a price of $1,000 per share, for total gross proceeds of $750 million. For the initial period to, but excluding,
February 24, 2029, the shares pay semi-annual cash dividends, if declared, at a rate of 7.408% per annum. The dividend rate will reset every fifth year at a rate equal to the
5-year
Government of Canada bond yield plus a premium of 3.90%. Subject to the consent of the Office of the Superintendent of Financial Institutions (OSFI) and the requirements of the
Bank Act
(Canada), we may redeem the Series BU Preferred Shares in whole or in part at par during the period from January 25, 2029, to and including February 24, 2029, and during the period from January 24 to and including February 24 every fifth year thereafter. The shares include non-viability
contingency capital (NVCC) provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III.
On April 24, 2024, we issued US$1,000 million of Limited Recourse Capital Notes Series 4 (LRCN Series 4) with recourse limited to assets (Trust Assets) held by a third-party trustee in a consolidated trust (Limited Recourse Trust). The Trust Assets consist of US$1,000 million of our First Preferred Shares, Series BV (Series BV Preferred Shares), issued concurrently with LRCN Series 4 at a price of US$1,000 per Series BV Preferred Share.
The price per LRCN Series 4 note is US$1,000 and will bear interest paid quarterly at a fixed rate of 7.5% per annum until May 2, 2029 and thereafter at a rate per annum, reset every fifth year, equal to the U.S. Treasury Rate plus 2.887% until maturity on May 2, 2084. In the event of
(i) non-payment
of interest on any interest payment date,
(ii) non-payment
of the redemption price in case of a redemption of LRCN Series 4, (iii)
non-payment
of principal at the maturity of LRCN Series 4, or (iv) an event of default on the notes, noteholders will have recourse only to the Trust Assets and each noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets will represent the full and complete extinguishment of our obligations under LRCN Series 4.
LRCN Series 4 are redeemable on or prior to maturity to the extent we redeem Series BV Preferred Shares on certain redemption dates as set out in the terms of Series BV Preferred Shares and subject to the consent and approval of OSFI.
The terms of Series BV Preferred Shares and LRCN Series 4 include NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable
or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, LRCN Series 4 will be automatically redeemed and the redemption price will be satisfied by the delivery of the Trust Assets, which will consist of common shares pursuant to an automatic conversion of Series BV Preferred Shares. The terms of Series BV Preferred Shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00
(subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each Series BV Preferred Share will be determined by dividing the share value of Series BV Preferred Shares (including declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets.

Royal Bank of Canada
  Third Quarter 2024

Note 11 Significant capital and funding transactions (continued)

LRCN Series 4 are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion.
Non-payment
of interest and principal in cash does not constitute an event of default and will trigger a delivery of Series BV Preferred Shares. The liability component of the notes has a nominal value and, as a result, the full proceeds received have been presented as equity.
On May 24, 2024, we redeemed all 20 million of our issued and outstanding
Non-Cumulative
5-Year
Rate Reset First Preferred Shares Series AZ at a
redemption
price of $25.00 per share.
On July 24, 2024, we issued 600 thousand Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BW to certain institutional investors, at a price of $1,000 per share, for total gross proceeds of $600 million. For the initial period to, but excluding,
November 24, 2029, the shares pay semi-annual cash dividends, if declared, at a rate of 6.698% per annum. The dividend rate will reset every fifth year at a rate equal to the 5-year Government of Canada bond yield plus a premium of 3.40%. Subject to the consent of OSFI and the requirements of the
Bank Act
(Canada), we may redeem the Series BW Preferred Shares in whole or in part at par during the period from October 24, 2029 to and including November 24, 2029, and during the period from October 24 to and including November 24 every fifth year thereafter. The shares include NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III.
On August 24, 2024, we redeemed all 20 million of our issued and outstanding
Non-Cumulative
5-Year
Rate Reset First Preferred Shares Series BB at a
redemption
price of $25.00 per share.
Subordinated debentures
On April 2, 2024, we issued $2,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 5.096% per annum until April 3, 2029, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.56% thereafter until maturity on April 3, 2034.
On July 25, 2024,
we redeemed
all $1,500 million of
our
outstanding
 NVCC
2.740% subordinated
debentures due July 25, 2029 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
On July 29, 2024, we issued $1,250 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.829% per annum until August 8, 2029, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.55% thereafter until maturity on August 8, 2034.
Common shares issued

	For the three months ended
	July 31, 2024		July 31, 2023
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	683	$66	174	$16
Issued in connection with dividend reinvestment plan (2)	–	–	5,355	670
Purchased for cancellation (3)	(480)	(7)	–	–
	203	$59	5,529	$686

	For the nine months ended
	July 31, 2024		July 31, 2023
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	1,311	$126	678	$61
Issued in connection with dividend reinvestment plan (2)	11,850	1,460	9,959	1,291
Purchased for cancellation (3)	(480)	(7)	–	–
	12,681	$1,579	10,637	$1,352

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(2)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended July 31, 2024 our DRIP requirements were satisfied through open market share purchases. During the nine months ended July 31, 2024 our DRIP requirements were satisfied through shares issued from treasury in the first six months and open market share purchases in the last three months. During the three months ended July 31, 2023 our DRIP requirements were satisfied through shares issued from treasury. During the nine months ended July 31, 2023 our DRIP requirements were satisfied through open market share purchases in the first three months and shares issued from treasury in the last six months.
(3)	During the three and nine months ended July 31, 2024, we purchased for cancellation common shares at a total fair value of $73 million (average cost of $152.66 per share), with a book value of $7 million (book value of $14.82 per share). During the three and nine months ended July 31, 2023, we did not purchase for cancellation any common shares.

Royal Bank of Canada
  Third Quarter 2024   83

Note 12 Earnings per share

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except share and per share amounts)	July 31 2024	July 31 2023 (Restated – Note 2)	July 31 2024	July 31 2023 (Restated – Note 2)
Basic earnings per share
Net income	$4,486	$3,860	$12,018	$10,673
Dividends on preferred shares and distributions on other equity instruments	(106)	(58)	(231)	(169)
Net income attributable to non-controlling interests	(3)	(2)	(7)	(5)
Net income available to common shareholders	$4,377	$3,800	$11,780	$10,499
Weighted average number of common shares (in thousands)	1,414,194	1,393,515	1,411,044	1,388,217
Basic earnings per share (in dollars)	$3.09	$2.73	$8.35	$7.56
Diluted earnings per share
Net income available to common shareholders	$4,377	$3,800	$11,780	$10,499
Weighted average number of common shares (in thousands)	1,414,194	1,393,515	1,411,044	1,388,217
Stock options (1)	1,929	1,398	1,574	1,614
Issuable under other share-based compensation plans	26	26	26	26
Average number of diluted common shares (in thousands)	1,416,149	1,394,939	1,412,644	1,389,857
Diluted earnings per share (in dollars)	$3.09	$2.73	$8.34	$7.55

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2024, no outstanding options were excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2023, an average of 2,244,505 outstanding options with an average exercise price of $130.78 were excluded from the calculation of diluted earnings per share. For the nine months ended July 31, 2024, no outstanding options were excluded from the calculation of diluted earnings per share. For the nine months ended July 31, 2023, an average of 917,036 outstanding options with an average exercise price of $131.64 were excluded from the calculation of diluted earnings per share.

Note 13 Legal and regulatory matters
We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition.
Our significant legal proceedings and regulatory matters are described in Note 25 of our audited 2023 Annual Consolidated Financial Statements and as updated below. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.
London interbank offered rate (LIBOR) litigation
On December 12, 2023, the settlement agreement resolving one of the LIBOR class actions brought on behalf of certain plaintiffs that purchased U.S. dollar LIBOR-based instruments was granted final court approval. Royal Bank of Canada remains a defendant in other LIBOR class actions.

Royal Bank of Canada
  Third Quarter 2024

Note 13 Legal and regulatory matters (continued)
Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On December 11, 2023, the U.S. Department of Labor published a technical correction to the prior one-year
exemption reflecting the fact that the pending French Court of Appeal’s decision would be rendered by an appellate court, and not the district court.
On March 5, 2024, the Court of Appeal rendered a judgment of conviction (the Conviction) against Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas) and the other parties. RBC Bahamas was ordered by the Court of Appeal to pay a fine of
€
5,000 in connection with the Conviction. In addition, the Court of Appeal ordered that certain of those convicted of complicity in the matter, including RBC Bahamas, are jointly liable for the allegedly unpaid inheritance taxes owing, plus penalties and interest (such aggregate amount will be determined in separate proceedings before the tax courts, to which RBC Bahamas is not a party). RBC Bahamas believes that its actions did not violate French law, and has appealed the Conviction to the French Supreme Court. Under French law, upon the filing of an appeal by RBC Bahamas, the Conviction, as well as its effects (fine and joint liability) were stayed pending the outcome of the appeal.
As previously disclosed, in 2016 Royal Bank of Canada was granted an exemption by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding for a temporary one-year
period from the date of conviction. As a result of the Conviction, the temporary one-year
period commenced on March 5, 2024. Royal Bank of Canada is seeking longer term relief from the Department of Labor.
U.S. communications recordkeeping inquiry
On August 14, 2024, the Securities and Exchange Commission announced its settlement with RBC Capital Markets, LLC, pursuant to which
RBC
Capital Markets, LLC will pay a US$45 million civil penalty.

Note 14 Results by business segment
Composition of business segments
For management purposes, based on the products and services offered, we are organized into four business segments: Personal & Commercial Banking, Wealth Management, Insurance and Capital Markets.

	For the three months ended July 31, 2024
(Millions of Canadian dollars)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$5,052	$1,133	$–	$817	$325	$7,327
Non-interest income	1,673	3,632	285	2,187	(473)	7,304
Total revenue	6,725	4,765	285	3,004	(148)	14,631
Provision for credit losses	607	16	1	38	(3)	659
Non-interest expense	2,715	3,679	70	1,755	380	8,599
Income (loss) before income taxes	3,403	1,070	214	1,211	(525)	5,373
Income taxes (recoveries)	913	208	44	39	(317)	887
Net income	$2,490	$862	$170	$1,172	$(208)	$4,486
Non-interest expense includes:
Depreciation and amortization	$325	$299	$3	$133	$(1)	$759

	For the three months ended July 31, 2023 (Restated – Note 2)
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (4), (5)	Insurance	Capital Markets (2), (5)	Corporate Support (2), (4)	Total
Net interest income (3)	$4,062	$1,047	$–	$907	$270	$6,286
Non-interest income	1,501	3,355	336	1,772	(273)	6,691
Total revenue	5,563	4,402	336	2,679	(3)	12,977
Provision for credit losses	305	102	–	209	–	616
Non-interest expense	2,319	3,498	69	1,620	259	7,765
Income (loss) before income taxes	2,939	802	267	850	(262)	4,596
Income taxes (recoveries)	805	139	52	(99)	(161)	736
Net income	$2,134	$663	$215	$949	$(101)	$3,860
Non-interest expense includes:
Depreciation and amortization	$240	$312	$15	$126	$–	$693

Royal Bank of Canada
  Third Quarter 2024   85

	For the nine months ended July 31, 2024
(Millions of Canadian dollars)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1), (2)	Corporate Support (2)	Total
Net interest income (3)	$13,668	$3,419	$–	$2,242	$953	$20,282
Non-interest income	4,841	10,501	946	6,867	(1,167)	21,988
Total revenue	18,509	13,920	946	9,109	(214)	42,270
Provision for credit losses	1,995	54	2	342	(1)	2,392
Non-interest expense	7,482	11,100	210	5,119	1,320	25,231
Income (loss) before income taxes	9,032	2,766	734	3,648	(1,533)	14,647
Income taxes (recoveries)	2,430	529	167	60	(557)	2,629
Net income	$6,602	$2,237	$567	$3,588	$(976)	$12,018
Non-interest expense includes:
Depreciation and amortization	$840	$919	$6	$387	$(10)	$2,142

	For the nine months ended July 31, 2023 (Restated – Note 2)
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (4), (5)	Insurance	Capital Markets (2), (5)	Corporate Support (2), (4)	Total
Net interest income (3)	$11,886	$3,352	$–	$2,650	$699	$18,587
Non-interest income	4,516	10,004	762	5,837	(927)	20,192
Total revenue	16,402	13,356	762	8,487	(228)	38,779
Provision for credit losses	1,128	196	–	424	–	1,748
Non-interest expense	6,805	10,379	204	4,831	535	22,754
Income (loss) before income taxes	8,469	2,781	558	3,232	(763)	14,277
Income taxes (recoveries)	2,294	569	106	80	555	3,604
Net income	$6,175	$2,212	$452	$3,152	$(1,318)	$10,673
Non-interest expense includes:
Depreciation and amortization	$721	$925	$39	$381	$–	$2,066

(1)	On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal & Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to Note 6.
(2)	Taxable equivalent basis.
(3)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
(4)	Amounts for the three months and nine months ended July 31, 2023 have been revised from those previously presented.
(5)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months and nine months ended July 31, 2023 have been revised from those previously presented.
Total assets and total liabilities by business segment

	As at July 31, 2024
(Millions of Canadian dollars)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1)	Corporate Support	Total
Total assets	$736,538	$177,293	$27,501	$1,045,826	$88,949	$2,076,107
Total liabilities	736,467	175,910	27,463	1,045,630	(33,855)	1,951,615

	As at October 31, 2023 (Restated – Note 2)
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$636,046	$179,227	$24,130	$1,100,172	$66,956	$2,006,531
Total liabilities	635,952	177,389	24,895	1,099,893	(46,745)	1,891,384

(1)	Includes the impact of the HSBC Canada transaction. Refer to Note 6 for further details.

Royal Bank of Canada
  Third Quarter 2024

Note 15 Capital management
Regulatory capital and capital ratios
OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. During the third quarter of 2024, we complied with all applicable capital, leverage and TLAC requirements, including the Domestic Stability Buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2024	October 31 2023
Capital (1), (2)
CET1 capital	$86,230	$86,611
Tier 1 capital	95,724	93,904
Total capital	108,079	104,952
Risk-weighted assets (RWA) used in calculation of capital ratios (1), (2)
Credit risk	$540,482	$475,842
Market risk	32,920	40,498
Operational risk	87,775	79,883
Total RWA	$661,177	$596,223
Capital ratios and Leverage ratio (1), (2)
CET1 ratio	13.0%	14.5%
Tier 1 capital ratio	14.5%	15.7%
Total capital ratio	16.3%	17.6%
Leverage ratio	4.2%	4.3%
Leverage ratio exposure	$2,271,007	$2,179,590
TLAC available and ratios (1), (3)
TLAC available	$187,656	$184,916
TLAC ratio	28.4%	31.0%
TLAC leverage ratio	8.3%	8.5%

(1)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(2)	Capital, RWA and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. The period ended October 31, 2023 reflects our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023, as further updated on October 20, 2023 as part of OSFI’s implementation of the Basel III reforms. The period ended July 31, 2024 also reflects our adoption of the revised market risk and CVA frameworks that came into effect on November 1, 2023.
(3)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as percentage of total RWA and leverage exposure, respectively.